Filed Pursuant to Rule 424(b)(4)
Registration No. 333-231095

46,500,000 Shares

Class A Common Stock

This is an initial public offering of Class A common stock of Chewy, Inc. We are offering 5,600,000 shares of our Class A common stock. The selling stockholder identified in this prospectus is offering 40,900,000 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholder.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is $22.00 per share. Our Class A common stock has been approved for listing on the New York Stock Exchange (“NYSE”) under the symbol “CHWY.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock.

PetSmart, Inc. (“PetSmart”) is currently our majority stockholder. Following this offering, PetSmart will own 273,500,000 shares of our Class B common stock, which will represent approximately 69% of our total outstanding shares of common stock and approximately 77% of the combined voting power of both classes of our common stock outstanding immediately after this offering. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$22.00	$1,023,000,000
Underwriting discounts and commissions(1)	$1.10	$51,150,000
Proceeds to Chewy, Inc., before expenses	$20.90	$117,040,000
Proceeds to the selling stockholder, before expenses	$20.90	$854,810,000

(1)	See “Underwriting (Conflicts of Interest)” for a description of compensation payable to the underwriters and estimated offering expenses.

The selling stockholder has granted the underwriters the right to purchase up to an additional 6,975,000 shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

At our request, the underwriters have reserved up to 2,325,000 shares of Class A common stock, or up to 5% of the shares offered hereby, for sale at the initial public offering price through a directed share program to certain individuals associated with us, PetSmart and BC Partners, including our directors. See the section titled “Underwriting (Conflicts of Interest)—Directed Share Program.”

Delivery of the shares of Class A common stock will be made on or about June 18, 2019 through the book-entry facilities of the Depository Trust Company.

Morgan Stanley	J.P. Morgan	Allen & Company LLC

BofA Merrill Lynch	Barclays	BC Partners	Jefferies

RBC Capital Markets	UBS Investment Bank	Wells Fargo Securities

Nomura	Raymond James	William Blair

The date of this prospectus is June 13, 2019.

chewy

chewy.com
where pet lovers shop

chewy.com
where pet lovers shop

Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or in any free-writing prospectus prepared by or on behalf of us and the selling stockholder or to which we may have referred you. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholder is offering to sell, and seeking offers to buy, the shares of Class A common stock offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of Class A common stock.

Neither we, the selling stockholder nor any of the underwriters have taken any action that would permit a public offering of the shares of Class A common stock outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of Class A common stock and the distribution of the prospectus outside the United States.

Until July 8, 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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About This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“we,” “our,” “us,” “Chewy,” “the company” and “our company” refer to Chewy, Inc. and its consolidated subsidiaries;

•	“PetSmart” refer to PetSmart, Inc., our parent company;

•	“Argos Holdings” refer to Argos Holdings L.P., PetSmart’s parent company;

•	“BC Partners” refer to BC Partners LLP and its affiliates;

•	“active customers” refer to customers who have ordered, and for whom an order has shipped, at least once during the preceding 364-day period;

•	“Autoship subscription program” refer to our subscription ordering program that enables customers to have repeat orders automatically shipped to them at specified intervals;

•	“Autoship customers” for a given fiscal quarter refer to customers for whom an order has shipped through our Autoship subscription program during the preceding 364-day period;

•

“Autoship customer sales” refer to, for a given fiscal quarter, sales and shipping revenues from all Autoship subscription program purchases and purchases outside of the Autoship subscription program by Autoship customers, excluding taxes collected from customers, excluding any refund allowance, and net of any promotional offers (such as percentage discounts off current purchases and other similar offers); and, for a given fiscal year, the sum of the Autoship customer sales for each of the fiscal quarters in that fiscal year;

•	“CAGR” refer to compound annual growth rate;

•	“cohort” refer to the number of new customers acquired during a given period;

•	“CSRs” refer to our customer service representatives; and

•

“Net Promoter Score,” or “NPS,” refer to our net promoter score, which is a percentage, expressed as a numerical value up to a maximum value of 100, that we use to gauge customer satisfaction. Net Promoter Score reflects responses to the following question on a scale of zero to ten: “How likely are you to recommend Chewy to a friend or colleague?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters and divide that number by the total number of respondents. Our methodology of calculating Net Promoter Score reflects responses from customers who purchase products from us as well as individuals who visit our website and choose to respond to the survey question. Net Promotor Score gives no weight to customers who decline to answer the survey question.

Basis of Presentation

Unless otherwise indicated or the context otherwise requires, financial data included, or incorporated by reference, in this prospectus reflects the business and operations of Chewy, Inc. and its consolidated subsidiaries. We currently use a 52- or 53-week fiscal year, with our fiscal year ending each year on the Sunday that is closest to January 31 of that year. Each fiscal year generally consists of four 13-week fiscal quarters, with each fiscal quarter ending on the Sunday that is closest to the last day of the last month of the quarter. Throughout this prospectus, all references to quarters and years are to our fiscal quarters and fiscal years, respectively, unless otherwise noted. In periods prior to the fiscal year ended January 28, 2018, we used a fiscal year ending December 31. Therefore, references in this prospectus to “fiscal year 2014,” “fiscal year 2015” and “fiscal year 2016” refer to the fiscal years ended December 31, 2014, 2015 and 2016, respectively. References to “fiscal year 2017” refer to our fiscal year that started on February 1, 2017 and ended on January 28, 2018. References to “fiscal year 2018” refer to the fiscal year that started on January 29, 2018 and ended on February 3, 2019. Due to

ii

this change in our fiscal year, we have presented certain financial information as of January 31, 2017 and for the period between January 1, 2017 and January 31, 2017, which was the transition period following the end of fiscal year 2016 and prior to the beginning of fiscal year 2017. Unless otherwise indicated, information in this prospectus regarding the change in our financial data from fiscal year 2016 to fiscal year 2017 does not take into account this transition period. Due to the change in our fiscal year, the transition period from January 1, 2017 to January 31, 2017 is not included in either fiscal year 2016 or fiscal year 2017.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ™ or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market, Ranking and Other Industry Data

In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information, and industry publications, including the size of our addressable market and our Net Promoter Score. Estimates are inherently uncertain, involve risks and uncertainties, and are subject to change based on various factors, including those discussed in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We believe that these sources and estimates are reliable as of the date of this prospectus but have not independently verified them and cannot guarantee their accuracy or completeness. In addition, certain measures, such as our Net Promoter Score, are calculated by us using a methodology that may be different to the methodology that other companies, including companies in our industry, use to calculate similar measures. As a result, such measures, including our Net Promoter Score, may not be comparable to similarly described measures published by other companies.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our Class A common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. See “About This Prospectus.”

Overview

Our mission is to be the most trusted and convenient online destination for pet parents everywhere. Since our launch, we have created the largest pure-play pet e-tailer in the United States, offering virtually everything a pet needs. We believe that we are the preeminent online destination for pet parents as a result of our broad selection of high-quality products, which we offer at great prices and deliver with an exceptional level of care and a personal touch. We are the trusted source for pet parents and continually develop innovative ways for our customers to engage with us. We partner with more than 1,600 of the best and most trusted brands in the pet industry, and we create and offer our own outstanding private brands. The loyalty of our customers has helped us deliver more than 100 million orders since 2011. From fiscal year 2012 to fiscal year 2018, our net sales per active customer grew from $223 to $334 and our net sales grew from $26 million to $3.5 billion. In addition, Autoship customer sales have grown from $115 million in fiscal year 2014 to $2.3 billion in fiscal year 2018.

We launched Chewy in 2011 to bring the best of the neighborhood pet store shopping experience to a larger audience, enhanced by the depth and wide selection of products and around-the-clock convenience that only e-commerce can offer. At Chewy, we love pets and pet parents. We view pets as family and are obsessed with serving pet parents by meeting all of their needs and exceeding expectations through every interaction. Over the past seven years, we have successfully created a customer-centric culture, striving to “WOW” our customers through exceptional customer service and expert advice available around the clock, every day of the year. Our high-quality service and customer satisfaction are demonstrated by our strong Net Promoter Score, which we have calculated to be 86 for fiscal year 2018. Through our website and mobile applications, we offer our customers more than 45,000 products, compelling merchandising, an easy and enjoyable shopping experience, and exceptional customer service. In addition, our Autoship subscription program makes shopping with us even easier, providing pet parents with a convenient and flexible automatic reordering process.

Growth in Net Sales

Our Industry

The pet industry in the United States—including food, supplies, veterinary services, and non-medical services—is a growing and highly-attractive market, with 2017 sales reaching approximately $70 billion.

Pet Products and Services Market by Product

Source: American Pet Products Association (the “APPA”) 2018, Packaged Facts.

Some key characteristics of the pet industry include:

•

Projected growth in pet spending: According to Packaged Facts, spending on pet products and services grew at a 5.4% CAGR from 2012 to 2017 and is projected to continue its historically consistent growth at a 4.2% CAGR from 2017 to 2022.

•

Rapid shift to online, with significant remaining runway: The pet industry, like many others in the United States, is in the midst of a shift from in-store to online purchases, with e-commerce representing a 14% share of the food and supplies market segment in 2017, up from 4% in 2015, and projected to grow to approximately 25% by 2022. We believe that the secular trend toward online shopping can continue for a significant period as online pet product spending remains relatively low compared to some other sectors. According to third-party estimates, online spending on pet food and supplies is calculated to be $6 billion in 2017, and is expected to grow at a 17% CAGR from 2017 to 2022 as a result of the secular shift from offline to online spending and the expected consistent growth in overall market spending—though third-party estimates have historically under-forecast the speed of the shift from in-store to online.

Projected Growth in Online Penetration

Source:	Packaged Facts, Euromonitor 2018. Pet care includes pet food and pet products and excludes veterinary supplies and services as well as non-medical services.

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Growth in number of households with pets: As of December 31, 2016, there were almost 85 million households in the United States with at least one pet, up from nearly 73 million in 2010, according to the APPA. The growth in pet households occurred across generations, with the percentage of young adults (ages 18 to 24) that own dogs or cats growing from approximately 44% in 2010 to approximately 53% in 2017, according to Packaged Facts.

•

“Pet humanization” driving higher spending per pet: Pet parents increasingly view pets as part of the family and are willing to spend increasingly larger dollar amounts on higher-quality goods and services for those family members. According to Packaged Facts, approximately 90% of dog owners and 86% of cat owners in 2018 considered their pets to be a part of the family.

The pet humanization trend manifests in multiple ways in the United States, such as the following:

•

Premium Consumables: There is an increased focus on the impact of diet on pet health, leading to higher spending per pet on premium, healthier pet foods that are more expensive. Half of dog and cat owners feel that natural/organic brand pet products are often better than standard national brand products, according to Packaged Facts. Approximately 75% of pet product buyers in 2018 were willing to pay more for healthier pet food products, up from 67% in 2015, according to Packaged Facts.

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Healthcare: Spending on pet healthcare, including pet drug prescriptions and pet health insurance, has increased. According to the APPA, approximately 25% of dog and cat owners would prioritize their pets over themselves when considering large medical expenses while another 25% were not sure who they would prioritize. In addition, approximately 75% of dog owners and more than 50% of cat owners gave their pet a medication or drug in 2016. Furthermore, 10% of dog owners and 5% of cat owners carried health insurance for their pets in 2016, up from 4% of dog owners and 1% of cat owners in 2010.

Pet Medication Market Continues to Grow

(market size, $ in billions)

Source:	Packaged Facts.

•

Services: Annual spending on non-medical pet services (including grooming, boarding, sitting, walking, and training) grew 25% from $105 per pet-owning household in 2013 to $131 in 2017, according to Packaged Facts.

•

Consistency of spending and resilience during economic downturns: Spending on pets is a necessity and most customers purchase frequently and in regular intervals. The pet industry is one of the most resilient categories during economic downturns because of the nature of the pet parent / pet relationship. For example, during the recession of 2008 to 2010, overall consumer spending in the United States declined while pet spending in the United States increased by 12%, according to the APPA. In 2010 alone, spending in the United States on entertainment fell 7.0%, food fell 3.8%, housing fell 2.0% and apparel and services fell 1.4%, according to the U.S. Bureau of Labor Statistics, while spending on pets rose 6.2%, according to the APPA.

U.S. Pet Industry Grew During the Recession of 2008 to 2010

(market size, $ in billions)

Source: APPA (2005-2018E).

•

Highly fragmented industry: The retail pet products industry is highly fragmented, with e-commerce sales continuing to grow faster than the overall market and the market share of brick-and-mortar competitors rapidly shifting to e-commerce.

Pet Care Is a Fragmented Industry

Source:	Packaged Facts 2018. Pet care includes pet food and pet products and excludes veterinary supplies and services as well as non-medical services.

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Low seasonality: We benefit from an industry that experiences relatively low seasonality in consumer demand. This low seasonality provides us with more predictable net sales and allows us to optimize asset utilization and inventory levels.

What Sets Us Apart

We are a passionate group of people who love pets of all breeds, types, shapes, and sizes. We believe that pet parents are attracted to our trusted and convenient offering of high-quality products via our versatile e-commerce platform, and that they continue to shop with us because we offer personalized, high-touch customer service to every customer, every day, and in every interaction.

Our Value Proposition to Customers

Our value proposition to customers is driven by our broad selection of high quality products at competitive prices, an easy and enjoyable shopping experience, fast and reliable delivery options, including our convenient Autoship subscription program, and strong commitment to serving and bringing delight to our loyal customers. We are dedicated to customer service and believe that this sets us apart from our competitors. We have almost 10,000 team members, known as “Chewtopians,” in 12 locations across the United States, who are available to serve our customers 24/7 every single day of the year. We believe that our customers are loyal because we strive to provide exceptional service every time they interact with us. Our highly trained and passionate customer service representatives (“CSRs”) are available to provide the type of tailored, knowledgeable service and guidance that customers can usually find only at the highest quality neighborhood pet stores. Our high-quality service and customer satisfaction are demonstrated by our Net Promoter Score, which we have calculated to be 86 for fiscal year 2018. Our customer service is further enhanced by our internally developed technology platform, which serves our customers through its easy-to-use functionality, and by offering everything from educational resources to 24/7 access to our online pet experts.

Our Value Proposition to Partners

We believe that the rapid growth of our customer base and net sales, coupled with our versatile e-commerce platform, provide our partners with the opportunity to grow their brands. Our partners benefit from our investments in cutting-edge technology and educational resources, including free educational videos about their products. In addition, our Autoship subscription program leads to increased repeat orders of our partners’ products by our customers. Our robust distribution and fulfillment network also benefits our partners by providing fast and reliable delivery options for their products.

Our Strengths

•	Chewy’s commitment to customer service is the core of our brand, and our customers love us for it:

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Customer centricity: Everything about our company is organized around our commitment to provide an exceptional customer experience. We make the shopping experience easy and enjoyable, and that makes finding and buying the right product an amazing start to the customer journey. We provide competitive prices, customizable and convenient automatic reordering, and fast and reliable order delivery.

•

Customer service expertise that is knowledgeable and empowered: Our CSRs share a common bond: they love pets. This shared passion is evident in every interaction they have with our customers, whether via phone, email, or interactive live-chat. In addition, contacting us is easy, with virtually all customer calls being answered in less than six seconds. From the moment they join Chewy, our CSRs receive extensive training from our knowledgeable team, learning the ins and outs of the world of pets and our product offering. Thereafter, they continue learning about brands and pets of all types via recurring training sessions available to CSRs. This allows them to further hone their ability to deliver highly specialized, informed, and authentic advice to our customers.

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Engaging with customers on a personalized level: We empower our CSRs to go above and beyond for our customers, and they do so with the knowledge that our commitment to our customers is our number one priority. We engage with pet parents thousands of times per day, and we embrace the opportunity to “WOW” our customers each time, from surprising them with a hand-painted pet portrait to sending flowers to a family who has recently lost their pet. In addition, we have developed integrated technology that enables us to capture personalized profiles for each of our customers as well as their pets so that we may provide them with personalized recommendations. The expertise of our CSRs, combined with the powerful tools that we provide them, allows us to deliver a high-touch and high-quality experience to our customers, which we believe results in higher retention rates.

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We offer the widest assortment of pet products available of any pet specialty retailer—and we continue to grow that assortment—which we offer at competitive prices: We carry more than 1,600 carefully selected brands, representing the best and most popular products, and we regularly add new ones as we strive to offer everything that pet parents may want for their pets. In addition, we offer a wide range of free educational media (such as blogs and videos on our website) to enhance our product offering and the buying experience, helping pet parents choose the right product for their pet.

•

We have a loyal customer base whose spending with us grows over time, underscoring our value proposition: Our customers spend more on average the longer they remain active, increasing their total spending with us after the first year from their initial order. Customers who remain active on our site spend an average of three to four times as much in their third year as they did in their first year, and total net sales across all customers in that cohort increase over time, reaching approximately 1.5x their first year sales. This consistency in spending by our customers provides us with a relatively predictable revenue stream over long periods of time, giving us confidence in our investment strategy. Payback on customer acquisition is relatively fast and improves as we gain a greater share of our customers’ wallets. Autoship customer sales represented approximately 66% of our net sales in fiscal year 2018, demonstrating the strong customer retention of our platform.

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Our highly efficient and effective distribution network provides exceptional delivery with ongoing cost advantages and superior customer service: Our strategic placement of seven fulfillment centers across the United States enables us to cost-efficiently ship to approximately 80% of the U.S. population overnight and almost 100% in two days. The high volume of our sales, high participation rate in our Autoship subscription program, and relatively low seasonality of our business allow us to optimize asset utilization across our network and lower our fixed and variable cost per unit and our inventory levels.

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We have positive unit economics and high customer retention rates: We realize increasing profitability from repeat customer orders, and we continue to optimize our operations to expand our margins. Our economic model has demonstrated exceptional retention rates and in fiscal year 2018 our business achieved 120% of sales from our existing customer base from the prior fiscal year. Our embedded growth from existing customers is supported by the ease and convenience of our Autoship subscription program and the exceptional customer experience that we provide. Our marketing programs, coupled with our high customer retention rates, yield high returns on investment, which in turn enable us to continue to invest in growth. All of these attributes work together to form the backbone of our superior business model.

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We deploy capital efficiently: We invest cash flow generated from our existing customer base to attract new customers. Given the fast and consistent payback levels from our customers, we invest free cash flow in marketing to attract new customers. We have grown from $204 million in net sales in fiscal year 2014 to $3.5 billion in net sales in fiscal year 2018 while using only $143 million of free cash flow across fiscal years 2015 to 2018 (excluding one-time cash expenses associated with PetSmart’s acquisition of us in 2017).

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Our technology platform is scalable: Our advanced technology platform was developed to enable us to grow our sales volume and increase the number of active customers while reducing marginal transaction and operational costs. Given the significant fixed-cost component of our technology platform, we expect that our cost per transaction will continue to decrease as our sales volume grows. The scalability and integrated nature of our technology platform also allow us to run our operations in a cost-efficient manner by decreasing the number of operational personnel and automating many of our planning and fulfillment processes. For example, we have significantly improved our processes for picking and packing orders through better forecasting, inventory placement, and optimal labor planning. Our customer service model, while “high touch,” provides our CSRs with up-to-date customer data and cutting-edge tools to optimize their productivity. As we continue to grow, we expect that we will be able to further scale our fixed costs.

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Our partnership with PetSmart provides us with increased scale and reach: Chewy and PetSmart enjoy a shared commitment to pets and pet parents and work closely to leverage our combined scale to lower costs and pass the savings on to our customers. We coordinate purchases across our operations, reducing costs and enabling us to invest those savings in growth. We use our individual strengths, such as a large physical network of more than 1,600 PetSmart stores and the scale and convenience of our e-commerce platform, to bring a more complete catalog to our customers. In late 2018, PetSmart began selling our American Journey products at more than 800 of its stores, and we began offering PetSmart’s Authority brand products on Chewy.com.

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We have a strong and experienced management team: We have a strong management team with experience that spans e-commerce, technology, retail, logistics and hospitality. Our management team is led by our Chief Executive Officer, Sumit Singh, who previously served as our Chief Operating Officer. Sumit has spent more than 16 years in the e-commerce and tech industry, bringing extensive experience from companies like Amazon, where he most recently served as the former Worldwide Director of Amazon’s Consumables businesses (Fresh and Pantry) and Director and General Manager of Amazon’s North American Merchant Fulfillment and Third-party business.

Our Growth Strategy

We believe that we are still early along our growth path and we are focused on growing both our net sales and expanding our margins through a number of different strategies, including:

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Continue to grow sales from our existing customer base: We seek to expand our share of our customers’ wallets by broadening the selection of products that we offer as well as improving customer engagement. Customers have historically spent more per purchase on our website and mobile applications after their first year as they discover the wide range of our product offering and the value proposition we provide. For example, our net sales in fiscal year 2018 would have grown by 20% compared to fiscal year 2017 as a result of increased spending among our customer base without any net increase in customers during fiscal year 2018. Our exceptional customer service and “WOW” programs help us retain customers and increase their level of engagement and spending.

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Acquire new customers: We believe that we have a significant opportunity to continue to add new customers due to the ongoing secular shift from in-store to online shopping and our relatively low unaided brand awareness in the marketplace. We intend to increase brand awareness and reach new customers through advertising, other marketing efforts and this offering. We expect to continue to invest free cash flow from our customer base in advertising and marketing to acquire new customers from existing and new channels. Given the high levels of customer satisfaction that we see from our customers, we believe that there is significant opportunity to grow our business as consumers become more aware of our brand and our strong value proposition.

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Leverage our technological and operational efficiencies: We believe that we can further improve our margins as we grow net sales, and we remain committed to achieving both. We expect to invest in technology and product innovation to continue scaling our platform, customer support, marketing efforts, and supply chain in order to drive growth. Our management team is committed to a disciplined use of capital designed to drive measurable improvements in unit economics and further improve our profitability. Growing net sales will allow us to achieve better variable costs as we purchase greater volumes from our vendor partners.

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Continue to grow our private brands: In 2016, we launched our first hardgoods private brand, Frisco, and in 2017, we launched two consumables private brands, American Journey and Tylee’s. In late 2018, we also began selling our private brand products through PetSmart. Despite relatively little marketing behind these launches, customers have embraced these brands, resulting in rapid growth of our private brands, which now represent mid-single digits as a percentage of total net sales in fiscal year 2018. The foundation of this growth is the millions of customers who have ordered at least one of our brands in the last two years. Our goal is to provide value to our customers by offering private brands with compelling quality and pricing. We believe there is significant room to grow our private brands through continued growth of our current brands and the launch of new ones.

•	Expand further into pet healthcare: Complementing our existing over-the-counter and veterinarian diet offerings, we launched Chewy Pharmacy in July 2018, thereby broadening our pet healthcare offering and providing our customers with a one-stop shop for their prescription and special diet needs. We believe that we share a common goal of pet health and wellness along with the veterinarian community, and we will continue to utilize our strengths to enhance partnerships with customers and veterinarians alike.

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Explore broader platform opportunities: We believe that there are additional pet offerings that can drive future growth and that our platform extends strong complementarities to other categories such as pet services, should we choose to do so. The strengths of our platform may enable us to sell directly to businesses in addition to consumers. Finally, although we have exclusively focused on sales in the United States to date, we may expand our offering internationally in the future.

Recent Developments

Preliminary Unaudited First Quarter Fiscal Year 2019 Results

The following information reflects our preliminary estimates of our financial and operating results for the 13 weeks ended May 5, 2019, based on currently available information. We have not yet finalized our results for this period and our consolidated financial statements as of and for the 13 weeks ended May 5, 2019 are not expected to be available until after this offering is completed. Consequently, our actual results for the 13 weeks ended May 5, 2019 will not be available to you prior to investing in this offering.

Our actual results remain subject to the completion of our fiscal quarter-end closing process, which includes review by management and our board of directors, including our audit committee following completion of this offering. While carrying out such procedures, we may identify items that require us to make adjustments to the preliminary estimates of our results set forth below. As a result, our actual results could be different from those set forth below. Additionally, our estimates are forward-looking statements based solely on information available to us as of the date of this prospectus and may differ from our actual results. Therefore, you should not place undue reliance on these preliminary estimates of our results. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The preliminary estimates of our results included below have been prepared by, and are the responsibility of, our management. Our independent auditors have not audited, reviewed or compiled such preliminary estimates of our results. Accordingly, Deloitte & Touche LLP expresses no opinion or any other form of assurance with respect thereto. The information presented herein should not be considered a substitute for the information to be filed with the SEC in our Quarterly Report on Form 10-Q for the 13 weeks ended May 5, 2019 once it becomes available. We have no intention or obligation to update the preliminary estimates of our results set forth below prior to filing our Quarterly Report on Form 10-Q for the 13 weeks ended May 5, 2019.

The following table sets forth certain estimated results we expect to report for the 13 weeks ended May 5, 2019 and actual results for the 13 weeks ended April 29, 2018:

	13 Weeks Ended
(in thousands except net sales per active customer and percentages)	May 5, 2019 (estimated)	April 29, 2018
	(unaudited)
Net sales	$1,108,872	$763,462
Cost of goods sold	854,982	613,474
Gross profit	253,890	149,988
Operating expenses:
Selling, general and administrative	181,897	123,152
Advertising and marketing	102,263	86,661
Total operating expenses	284,160	209,813
Loss from operations	(30,270)	(59,825)
Interest income, net	716	10
Loss before income tax provision	(29,554)	(59,815)
Income tax provision	—	—
Net loss	$(29,554)	$(59,815)
Adjusted EBITDA(1)	$(15,766)	$(51,509)
Adjusted EBITDA margin(1)	(1.4% )	(6.7% )
Net cash used in operating activities	$(51,141)	$(45,273)
Free cash flow(1)	$(63,363)	$(58,734)
Active customers(2)	11,321	7,830
Net sales per active customer(2)	$343	$314
Autoship customer sales(2)	$743,853	$477,449
Autoship customer sales as percentage of net sales(2)	67.1%	62.5%

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data” for additional information on non-GAAP financial measures. See tables below for a reconciliation to the most comparable GAAP measures.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Data” for information on how we define and calculate these key operating metrics.

For the thirteen weeks ended May 5, 2019, we expect net sales to be $1.1 billion compared to $763.5 million during the thirteen weeks ended April 29, 2018. The expected increase is primarily due to growth in our customer base. For the thirteen weeks ended May 5, 2019, we expect cost of goods sold to be $855.0 million compared to $613.5 million during the thirteen weeks ended April 29, 2018. The expected increase is primarily due to the increase in orders shipped and associated product costs, outbound freight and shipping supply costs. For the thirteen weeks ended May 5, 2019, we expect gross profit to be $253.9 million compared to $150.0 million during the thirteen weeks ended April 29, 2018. The expected increase is primarily due to the year-over-year increase in net sales as described above.

For the thirteen weeks ended May 5, 2019, we expect selling, general and administrative expenses to be $181.9 million compared to $123.2 million in the thirteen weeks ended April 29, 2018. This increase is primarily due to the increase in fulfillment costs to support overall growth of our business. For the thirteen weeks ended May 5, 2019, we expect advertising and marketing expenses to be $102.3 million compared to $86.7 million in the thirteen weeks ended April 29, 2018. This increase is primarily due to an increase in advertising and marketing through existing channels, resulting in the growth of our customer base.

The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated.

	13 Weeks Ended
(in thousands except percentages)	May 5, 2019 (estimated)	April 29, 2018
	(unaudited)
Net loss	$(29,554)	$(59,815)
Add (deduct):
Depreciation and amortization	6,949	4,718
Share-based compensation expense	7,230	3,273
Income tax provision	—	—
Interest income, net	(716)	(10)
Management fee expense(a)	325	325

Adjusted EBITDA	$(15,766)	$(51,509)

Net sales	$1,108,872	$763,462

Adjusted EBITDA margin(b)	(1.4%)	(6.7%)

(a)

Management fee expense of $0.3 million allocated to us in the 13 weeks ended May 5, 2019 and the 13 weeks ended April 29, 2018 by PetSmart for organizational oversight and certain limited corporate functions. Although we are not a party to the agreement governing the management fee, this management fee is reflected as an expense in our consolidated financial statements.

(b)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales.

Our preliminary estimate of our cash and cash equivalents as of May 5, 2019 is approximately $29.3 million.

The following table presents a reconciliation of net cash used in operating activities to free cash flow for each of the periods indicated.

	13 Weeks Ended
(in thousands)	May 5, 2019 (estimated)	April 29, 2018
	(unaudited)
Net cash used in operating activities	$(51,141)	$(45,273)
Add (deduct):
Capital expenditures	(12,222)	(13,461)
Free Cash Flow	$(63,363)	$(58,734)

Summary Risk Factors

Our business is subject to numerous risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	Our recent growth rates may not be sustainable or indicative of our future growth.

•	If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net sales, improve margins and achieve profitability.

•	If we fail to manage our growth effectively, our business, financial condition, and results of operations could be materially and adversely affected.

•	The growth of our business depends on our ability to accurately predict consumer trends, successfully introduce new products, improve existing products, and expand into new offerings.

•	We have a history of losses and expect to generate operating losses as we continue to expand our business.

•	We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

•	Our estimate of the size of our addressable market may prove to be inaccurate.

•	Competition in the pet products and services retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

•	We may be unable to source additional, or strengthen our existing relationships with, suppliers. In addition, the loss of any of our key suppliers would negatively impact our business.

•	Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, and results of operations.

•	If we do not successfully optimize, operate and manage the expansion of the capacity of our fulfillment centers, our business, financial condition, and results of operations could be harmed.

•	Our business may be adversely affected if we are unable to provide our customers with a cost-effective platform that is able to respond and adapt to rapid changes in technology.

•

Our business depends on network and mobile infrastructure, our third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our website or mobile applications or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers or suppliers.

•

Our failure or the failure of third-party service providers to protect our website, networks, and systems against cybersecurity incidents, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business, financial condition, and results of operations.

•

Failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising, and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising, and consumer protection, could adversely affect our business, financial condition, and results of operations.

•	We may be unable to adequately protect our brand and our other intellectual property rights.

•	PetSmart controls the direction of our business and PetSmart’s concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

•

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.

Our Corporate Information

We began operating Chewy.com in 2011 and, in October 2013, Chewy.com, LLC was formed as a Delaware limited liability company. On March 16, 2016, Chewy.com, LLC converted from a Delaware limited liability company to a Delaware corporation and we changed our name to Chewy, Inc.

Our principal executive offices are located at 1855 Griffin Road, Suite B-428, Dania Beach, Florida 33004 and our telephone number is (786) 320-7111. We maintain a website at the address www.chewy.com. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our Class A common stock.

PetSmart owns a majority of our outstanding common stock through its subsidiaries. PetSmart is a wholly owned, indirect subsidiary of Argos Holdings, which is owned by affiliates of funds advised by BC Partners, La Caisse de dépôt et placement du Québec, GIC Private Limited, Longview Asset Management LLC, StepStone Group LP and certain other investors. Argos Holdings is controlled by affiliates of BC Partners. For more information on our relationship with PetSmart and its owners, see “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholders.”

Upon consummation of this offering, we will have two classes of common stock: Class A common stock and Class B common stock. See “Description of Capital Stock.” All of our outstanding common stock prior to this offering will automatically be reclassified as Class B common stock upon consummation of this offering. As a result, following this offering, PetSmart will own 273.5 million shares of our Class B common stock, which will represent approximately 69% of our total outstanding shares of common stock and approximately 77% of the combined voting power of both classes of our common stock outstanding immediately after this offering. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE. As a result, PetSmart will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. PetSmart’s controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor. See “Risk Factors—Risks Related to Our Relationship with PetSmart.”

The Offering

Issuer	Chewy, Inc.

Class A common stock we are offering	5,600,000 shares.

Class A common stock the selling stockholder is offering	40,900,000 shares.

Option to purchase additional shares of Class A common stock offered by the selling stockholder	6,975,000 shares.

Class A common stock to be outstanding after the offering	46,500,000 shares (or 53,475,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding after the offering	352,100,000 shares (or 345,125,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Total Class A common stock and Class B common stock to be outstanding after the offering	398,600,000 shares.

Use of proceeds

We expect to receive approximately $111.5 million based on the initial public offering price of $22.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for more information.

We will not receive any of the proceeds from the sale of our Class A common stock offered by the selling stockholder.

Voting rights

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon completion of this offering. See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership

Upon completion of this offering, the holders of our outstanding Class B common stock will beneficially own approximately 88% of our outstanding shares of common stock and control approximately 99% of the voting power of our outstanding shares of common stock and our executive officers, directors and stockholders holding more than 5% of our outstanding shares of common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 88% of our outstanding shares of common stock and control approximately 99% of the voting power of our outstanding shares of common stock. These ownership calculations assume no purchases of our Class A common stock by executive officers, directors and stockholders through the Directed Share Program.

We currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of the NYSE.

Listing	Our Class A common stock has been approved for listing on the NYSE under the trading symbol “CHWY.”

Risk factors

For a discussion of risks relating to the company, our business, our industry, our relationship with PetSmart, and an investment in our Class A common stock, see “Risk Factors” and the other information set forth in this prospectus before investing in our Class A common stock.

Directed Share Program

At our request, the underwriters have reserved up to 2,325,000 shares of Class A common stock, or up to 5% of the shares offered hereby, for sale at the initial public offering price through a directed share program to certain individuals associated with the company, PetSmart and BC Partners, including our directors. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through a directed share program. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. For additional information, see the section titled “Underwriting (Conflicts of Interest)—Directed Share Program.”

Conflicts of Interest

Our affiliate, BC Partners Securities LLC, is one of the underwriters of this offering. Because BC Partners Securities LLC is an affiliate of ours, it would be deemed to have a “conflict of interest” with us pursuant to Rule 5121(f)(5) of the Financial Industry Regulatory Authority, Inc. (“FINRA”) with respect to this offering. Therefore, this offering will be conducted in compliance with the applicable requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. BC Partners Securities LLC will not confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•

the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering, which includes the reclassification of 100 outstanding shares of common stock into 393,000,000 shares of our Class B common stock;

•

the conversion of shares of our Class B common stock held by the selling stockholder into an equivalent number of shares of our Class A common stock upon the sale by the selling stockholder of such shares in this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of Class A common stock from the selling stockholder in this offering.

Unless otherwise indicated, in this prospectus the number of shares of our Class A common stock and Class B common stock to be outstanding after this offering:

•	is based on no shares of Class A common stock and 393,000,000 shares of Class B common stock outstanding on the date of this prospectus;

•

excludes 2,711,689 shares of Class A common stock issuable upon settlement of restricted stock units (“RSUs”) that will be granted in connection with this offering under our 2019 incentive award plan and will vest upon grant;

•

excludes 362,629 shares of Class A common stock issuable upon settlement of RSUs that will be granted in connection with this offering under our 2019 incentive award plan and will vest within one year of this offering;

•

excludes 21,693,634 shares of Class A common stock issuable upon settlement of unvested performance RSUs that will be granted in connection with this offering under our 2019 incentive award plan, which will be subject to service-based and the share price-based vesting conditions described in “Executive Compensation—Actions Taken in Connection with This Offering”;

•	excludes 7,096,913 additional shares of Class A common stock reserved for issuance under our 2019 incentive award plan; and

•	assumes no purchases of our Class A common stock by executive officers, directors and stockholders through the Directed Share Program.

As further described in “Executive Compensation—Actions Taken in Connection with This Offering,” in connection with the consummation of this offering we intend to grant 21,693,634 performance RSUs under our 2019 incentive award plan, which will vest based on certain time-vesting conditions and share price hurdles. Assuming the satisfaction of all time-vesting conditions and the satisfaction of the share price hurdles based on a share price of $22.00, 8,677,556 performance RSUs would be vested. The number of RSUs that would vest will depend on the actual stock price following this offering as well as satisfaction of the applicable time-vesting conditions.

Summary Consolidated Financial and Other Data

The following tables set forth our summary consolidated financial and other data for the periods presented and at the dates indicated below. The summary consolidated statement of operations data and consolidated balance sheet data presented below as of February 3, 2019 and for the fiscal years ended December 31, 2016, January 28, 2018 and February 3, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The following summary consolidated financial data should be read together with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

We currently use a 52- or 53-week fiscal year, with our fiscal year ending each year on the Sunday that is closest to January 31 of that year. Each fiscal year generally consists of four 13-week fiscal quarters, with each fiscal quarter ending on the Sunday that is closest to the last day of the last month of the quarter. Throughout this prospectus, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted. In periods prior to the fiscal year ended January 28, 2018, we used a fiscal year ending December 31. Therefore, references in this prospectus to “fiscal year 2014,” “fiscal year 2015” and “fiscal year 2016” refer to the fiscal years ended December 31, 2014, 2015 and 2016, respectively. References to “fiscal year 2017” and “fiscal year 2018” refer to our fiscal years ended January 28, 2018 and February 3, 2019, respectively. Unless otherwise indicated, due to the change in our fiscal year, the transition period from January 1, 2017 to January 31, 2017 is not included in either fiscal year 2016 or fiscal year 2017. See “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus for more information, including our audited financial information for the transition period.

	Fiscal Year
(in thousands, except share and per share data)	2016	2017	2018
Consolidated Statement of Operations Data:
Net sales	$900,566	$2,104,287	$3,532,837
Cost of goods sold	750,735	1,736,737	2,818,032

Gross profit	149,831	367,550	714,805
Operating expenses:
Selling, general and administrative	149,581	451,673	589,507
Advertising and marketing	107,677	253,728	393,064

Total operating expenses	257,258	705,401	982,571

Loss from operations	(107,427)	(337,851)	(267,766)
Interest income (expense), net	222	(206)	(124)
Other income	41	—	—

Loss before income tax provision	(107,164)	(338,057)	(267,890)
Income tax provision	—	—	—

Net loss	$(107,164)	$(338,057)	$(267,890)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(560.19)	$(3,497.89)	$(2,678,900.00)

Weighted average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	594,000	200,000	100

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)			$(0.68)

Pro forma weighted average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)			395,711,689

($ in thousands)	As of February 3, 2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$88,331
Total assets	541,622
Total liabilities	877,564
Total stockholders’ deficit	(335,942)

	Fiscal Year
(in thousands, except net sales per active customer and percentages)	2016	2017	2018
Other Financial and Operating Data:
Net loss	$(107,164)	$(338,057)	$(267,890)
Adjusted EBITDA(2)	$(97,114)	$(251,247)	$(228,905)
Adjusted EBITDA margin(2)	(10.8%)	(11.9%)	(6.5%)
Net cash provided by (used in) operating activities	$7,252	$(79,747)	$(13,415)
Free cash flow(2)	$(15,020)	$(120,029)	$(57,575)
Active customers(3)	3,034	6,789	10,585
Net sales per active customer(3)	$297	$310	$334
Autoship customer sales(3)	$565,215	$1,294,899	$2,322,480
Autoship customer sales as a percentage of net sales(3)	62.8%	61.5%	65.7%

(1)

Based on no shares of Class A common stock and 393.0 million shares of Class B common stock outstanding as of the date of this prospectus and 2,711,689 RSUs which will be fully vested upon consummation of this offering. See Note 1 and Note 11 in our consolidated financial statements included elsewhere in this prospectus for a description of how we compute pro forma basic and diluted net loss per share attributable to common stockholders and basic and diluted net loss per share attributable to common stockholders, respectively.

(2)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Data” for information on how we define and calculate these key operating metrics.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only risks that we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

Our recent growth rates may not be sustainable or indicative of our future growth.

We have experienced significant growth in recent periods. Net sales increased from $901 million in fiscal year 2016 to $3.5 billion in fiscal year 2018. This rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in net sales will depend upon, among other factors, our ability to:

•	acquire new customers who purchase products from us at the same rate and of the same type as our existing customer base;

•	retain our customers and have them continue to purchase products from us at rates and in a manner consistent with their prior purchasing behavior;

•	encourage customers to expand the categories of products they purchase from us, leading to increased net sales per active customer;

•	increase the number of customers that use our Autoship subscription program;

•	attract new vendors to supply quality products that we can offer to our customers at attractive prices;

•	retain our existing vendors and have them supply additional quality products that we can offer to our customers at attractive prices;

•	expand our private brand product offering, including the launch of new brands and expansion into new offerings;

•	increase the awareness of our brand;

•	provide our customers and vendors with a superior experience;

•	develop new features to enhance the consumer experience on our website and our mobile and tablet applications;

•	respond to changes in consumer access to and use of the Internet and mobile devices;

•	react to challenges from existing and new competitors;

•

develop a scalable, high-performance technology and fulfillment infrastructure that can efficiently and reliably handle increased demand, as well as the deployment of new features and the sale of new products and services;

•	fulfill and deliver orders in a timely way and in accordance with customer expectations, which may change over time;

•	respond to macroeconomic trends;

•	hire, integrate and retain talented personnel;

•	leverage our technological and operational efficiencies;

•	invest in the infrastructure underlying our website and other operational systems, including with respect to data protection and cybersecurity; and

•

expand into new offerings or new lines of business in which we do not have prior, or sufficient, operating experience, including sustaining continued expansion of Chewy Pharmacy or our pet healthcare category more generally.

Our ability to improve margins and achieve profitability will also depend on the factors described above. We cannot provide assurance that we will be able to successfully manage any of the foregoing challenges to our future growth. In addition, our customer base may not continue to grow or may decline as a result of the risks to our business set forth in this section, including increased competition and the maturation of our business. Any of these factors could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net sales, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net sales, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their pet food and other pet products from other retailers such as traditional brick and mortar retailers, the websites of our competitors, or our suppliers’ own websites. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We cannot assure you that the net sales from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers. If we are unable to acquire or retain customers who purchase products in volumes sufficient to grow our business, we may be unable to generate the scale necessary to achieve operational efficiency and drive beneficial network effects with our suppliers. Consequently, our prices may increase, or may not decrease to levels sufficient to generate customer interest, our net sales may decrease and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from our customers. Therefore, we must ensure that our customers remain loyal to us in order to continue receiving those referrals. If our efforts to satisfy our customers are not successful, we may be unable to acquire new customers in sufficient numbers to continue to grow our business, and we may be required to incur significantly higher marketing expenses in order to acquire new customers.

We also use paid and non-paid advertising. Our paid advertising includes search engine marketing, direct mail, display, television, radio and magazine advertising, paid social media and product placement. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive a significant amount of traffic to our website via search engines and, therefore, rely on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also drive a significant amount of traffic to our website via social networking or other e-commerce channels used by our current and prospective customers. As social networking and e-commerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new customers and our financial condition would be materially and adversely affected. Additionally, if we fail to increase our net sales per active customer, generate repeat purchases or maintain high levels of customer engagement, our business, financial condition, and results of operations could be materially and adversely affected.

If we fail to manage our growth effectively, our business, financial condition, and results of operations could be materially and adversely affected.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. We have rapidly increased employee headcount since our inception to support the growth in our business. To support our continued growth, we must effectively integrate, develop and motivate a large number of new employees. We face significant competition for personnel, including in the Dania Beach, Florida and Boston, Massachusetts areas, where our co-headquarters are located, and certain other areas in which we have operations. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition, and results of operations.

Additionally, the growth of our business places significant demands on our management and other employees. We are required to manage relationships with a growing number of suppliers, customers and other third parties. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our customer or supplier base. If we are unable to manage the growth of our organization effectively, our business, financial condition, and results of operations may be materially and adversely affected.

The growth of our business depends on our ability to accurately predict consumer trends, successfully introduce new products, improve existing products, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce new products, including our private brand products, and improve and reposition our existing products to meet the requirements of our customers and the needs of their pets. It also depends on our ability to expand our offering. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and expansion into new offerings involves considerable costs. In addition, it may be difficult to establish new supplier relationships and determine appropriate product selection when developing a new product or offering. Any new product or offering may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and, as a result, may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand and reputation. If we are unable to anticipate, identify, develop or market products, or any new offering, that respond to changes in requirements and preferences, or if our new product introductions, repositioned products, or new offerings fail to gain consumer acceptance, we may be unable to grow our business as anticipated, our sales may decline and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

In addition, while we plan to continue to invest in the development of our business, including in the expansion of our offering of private brand products, we may be unable to maintain or expand sales of our private brand products for a number of reasons, including the loss of key suppliers and product recalls. Our private brand products on average provide us with higher gross margins than the comparable third-party brand products that we sell. Accordingly, our inability to sustain the growth and sales of our private brand offerings may materially and adversely affect our projected growth rates, business, financial condition, and results of operations.

We have a history of losses and expect to generate operating losses as we continue to expand our business.

We have a history of losses and have accumulated $1.6 billion in stockholders’ deficit since our inception through February 3, 2019. We expect our operating losses to continue in the near-term as we increase investment in our business. Furthermore, it is difficult for us to predict our future results of operations. As a result, our losses may be larger than anticipated and we may never achieve profitability. We expect our operating expenses to increase over the next several years as we increase our advertising, launch new fulfillment centers, expand our offerings, hire additional personnel and continue to develop features on our website and mobile applications. In particular, we intend to continue to invest substantial resources in marketing to acquire new customers. In addition, as we grow as a newly public company, we expect to incur certain legal, accounting and other expenses that we did not previously incur as a subsidiary of a private company. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring new customers, our financial condition and stock price could be materially and adversely affected.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

Net sales and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of net sales and gross margins. We cannot be sure the same growth rates, trends, and other key performance metrics are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate lower net sales per active customer than anticipated, either of which could have a negative impact on our business, financial condition, and results of operations.

Our estimate of the size of our addressable market may prove to be inaccurate.

Data for retail sales of pet products is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow, if at all. While our market size estimate was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not be accurate. If our estimates of the size of our addressable market are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition, and results of operations.

Competition in the pet products and services retail industry, especially Internet-based competition, is strong and presents an ongoing threat to the success of our business.

The pet products and services retail industry is very competitive. We compete with pet product retail stores, supermarkets, warehouse clubs and other mass and general retail and online merchandisers, including e-tailers, many of which are larger than us and have significantly greater capital resources than we do. We also compete with a number of specialty pet supply stores and independent pet stores, catalog retailers and other specialty e-tailers. The pet products and services retail industry has become increasingly competitive due to the expansion of pet-related product offerings by certain supermarkets, warehouse clubs, and other mass and general retail and online merchandisers and the entrance of other specialty retailers into the pet food and pet supply market. For example, General Mills, one of the largest mass market consumer goods companies, acquired Blue Buffalo in April 2018, signaling a shift toward the food, drug, and mass channel and away from specialty pet supply stores. In addition, in May 2018 Amazon launched its own pet products brand and announced its intention to continue to expand its online offering of pet supplies.

We face significant competition from these and other retailers. Any changes in their merchandising and operational strategies could impact our sales and profitability. In particular, if specialty pet stores, supermarkets, warehouse clubs, or other mass and general retail and online merchandise competitors seek to gain or retain market share by reducing prices, we would likely be forced to reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our market share, net sales and profitability and may require a change in our operating strategies.

We also have been able to compete successfully by differentiating ourselves from our competitors by providing a large selection of high-quality pet food, treats and supplies, competitive pricing, convenience and exceptional customer service. If changes in consumer preferences decrease the competitive advantage attributable to these factors, or if we fail to otherwise positively differentiate our product offering or customer experience from our competitors, our business, financial condition, and results of operations could be materially and adversely affected. In particular, a key component of our business strategy is to rely on our reputation for exceptional customer service. This is done, in part, by recruiting, hiring, training, and retaining employees who share our core values of delivering superior service to our customers and caring about pet parents and their needs. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business, financial condition, and results of operations may be materially and adversely affected. In addition, if we are unable to maintain our current levels of customer service and our reputation for customer service as we grow or otherwise, our net sales may not continue to grow or may decline, and our business, financial condition, and results of operations may be materially and adversely affected.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies (including but not limited to predatory pricing policies and the provision of substantial discounts), which may allow them to build larger customer bases or generate net sales from their customer bases more effectively than we do.

We also compete directly and indirectly with veterinarians for the sale of pet medications and other pet health products. Veterinarians hold a competitive advantage over us because many pet parents may find it more convenient or preferable to purchase these products directly from their veterinarians at the time of an office visit. We also compete directly and indirectly with both online and traditional pet pharmacies. Both online and traditional pet pharmacies may hold a competitive advantage over us because of longer operating histories, established brand names, greater resources, and/or an established customer base. Online pet pharmacies may have a competitive advantage over us because of established affiliate relationships that drive traffic to their website. Traditional pet pharmacies may hold a competitive advantage over us because pet parents may prefer to purchase these products from a store instead of online or through catalog or telephone methods. In addition, we face growing competition from online and multichannel pet pharmacies, some of whom may have a lower cost structure than ours, as customers now routinely use computers, tablets, smartphones, and other mobile devices and mobile applications to shop online and compare prices and products in real time. In order to effectively compete in the future, we may be required to offer promotions and other incentives, which may result in lower operating margins and in turn adversely affect our results of operations. We also face a significant challenge from our competitors forming alliances with each other, such as those between online and traditional pet pharmacies. These relationships may enable both their retail and online stores to negotiate better pricing and better terms from suppliers by aggregating the demand for products and negotiating volume discounts, which could be a competitive disadvantage to us.

We expect competition in the pet products and services retail industry, in particular Internet-based competition, generally to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

•	the size and composition of our customer base;

•	the number of suppliers and products that we feature on our website;

•	the quality and responsiveness of customer service;

•	our selling and marketing efforts;

•	the quality, price and reliability of the products that we offer;

•	the convenience of the shopping experience that we provide;

•	our ability to distribute our products and manage our operations; and

•	our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, and results of operations could be materially and adversely affected.

We may be unable to source additional, or strengthen our existing relationships with, suppliers. In addition, the loss of any of our key suppliers would negatively impact our business.

In order to attract quality suppliers, we must:

•	demonstrate our ability to help our suppliers increase their sales;

•	offer suppliers a high quality, cost-effective fulfillment process; and

•	continue to provide suppliers a dynamic and real-time view of our demand and inventory needs.

If we are unable to provide our suppliers with a compelling return on investment and an ability to increase their sales, we may be unable to maintain and/or expand our supplier network, which would negatively impact our business.

We purchase significant amounts of products from a number of suppliers with limited supply capabilities. There can be no assurance that our current suppliers will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. An inability of our existing suppliers to provide products in a timely or cost-effective manner could impair our growth and materially and adversely affect our business, financial condition, and results of operations. We generally do not maintain long-term supply contracts with any of our pet product suppliers and any of our pet product suppliers could discontinue selling to us at any time. The loss of any of our significant suppliers or the discontinuance of any preferential pricing or incentives they currently offer to us would have a negative impact on our business, financial condition, and results of operations. In addition, in our experience, it is challenging to persuade pet food buyers to switch to a different product, which could make it difficult to retain certain customers if we lose a pet food supplier, thereby exacerbating the negative impact of such loss on our business, financial condition, and results of operations.

We continually seek to expand our base of suppliers and to identify new pet products. If we are unable to identify or enter into distribution relationships with new suppliers or to replace the loss of any of our existing suppliers, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, and results of operations may be adversely affected.

Most of the premium pet food brands that we purchase are not widely carried in supermarkets, warehouse clubs or mass merchants. If any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers, our ability to attract and retain customers and our competitive position may suffer. Furthermore, if supermarkets, warehouse clubs or mass merchants begin offering any of these premium pet food brands at lower prices, our sales and gross margin could be adversely affected.

In addition, several of the pet food brands we currently purchase and offer for sale to our customers are not offered by our closest specialty pet retailer competitors. However, we have not entered into formal exclusivity agreements with the suppliers for such brands. In the event these suppliers choose to enter into distribution arrangements with other specialty pet retailers or other competitors our sales could suffer and our business could be adversely affected.

Our principal suppliers currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability. Similarly, if one or more of our suppliers were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could materially and adversely affect our business, financial condition, and results of operations.

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, and results of operations.

We currently rely on third-party national and regional logistics providers to deliver the products we offer on our website and mobile applications. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers’ experience. For example, changes to the terms of our shipping arrangements may adversely impact our margins and profitability. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by factors beyond our and these providers’ control, including inclement weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting our or other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We are also subject to risks of damage or loss during delivery by our shipping vendors. If the products ordered by our customers are not delivered in a timely fashion or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products through our website and mobile applications, which would adversely affect our business, financial condition, and results of operations.

If we do not successfully optimize, operate and manage the expansion of the capacity of our fulfillment centers, our business, financial condition, and results of operations could be harmed.

If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition, and results of operations.

We anticipate the need to add additional fulfillment center capacity as our business continues to grow. The expansion of our fulfillment center capacity will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, and results of operations could be materially and adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated and in a shorter timeframe than we currently anticipate. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

Our business may be adversely affected if we are unable to provide our customers with a cost-effective platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets, video game consoles and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could adversely affect our business, financial condition, and results of operations.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our website or mobile applications through these devices or are slow to develop a version of our website or mobile applications that is more compatible with alternative devices, we may fail to capture a significant share of consumers in the pet food and accessory market and could also lose customers, which could materially and adversely affect our business, financial condition, and results of operations.

Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our website, we could lose customers and fail to attract new customers. As a result, our customer growth could be harmed and our business, financial condition, and results of operations may be materially and adversely affected.

We are subject to risks related to online payment methods.

We currently accept credit and debit card payments for purchases through our website and mobile applications. As a result, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. In the future, as we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition, and results of operations could be materially and adversely affected. We occasionally receive orders placed with fraudulent data. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. If we are unable to detect or control credit and debit card fraud, our liability for these transactions could harm our business, financial condition, and results of operations.

Our business depends on network and mobile infrastructure, our third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our website or mobile applications or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers or suppliers.

A key element of our strategy is to generate a high volume of traffic on, and use of, our website and mobile applications. Our reputation and ability to acquire, retain and serve our customers are dependent upon the reliable performance of our website and mobile applications and the underlying network infrastructure. As our customer base and the amount of information shared on our website and mobile applications continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to handle the traffic on our website and mobile applications. The operation of these systems is complex and could result in operational failures. In the event that the volume of traffic of our customers exceeds the capacity of our current network infrastructure or in the event that our customer base or the amount of traffic on our website and mobile applications grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults or other unexpected events or causes, could affect the security or availability of our website and mobile applications and prevent our customers from accessing our website and mobile applications. If sustained or repeated, these performance issues could reduce the attractiveness of our products and services. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any web or mobile platform interruption or inadequacy that causes performance issues or interruptions in the availability of our website or mobile applications could reduce consumer satisfaction and result in a reduction in the number of consumers using our products and services.

We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile infrastructure with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing reliable Internet and mobile access. Our business, financial condition, and results of operations could be materially and adversely affected if for any reason the reliability of our Internet and mobile infrastructure is compromised.

We currently rely upon third-party data storage providers, including cloud storage solution providers, including Amazon Web Services. Nearly all of our data storage and analytics are conducted on, and the data and content we create associated with sales on our website and mobile applications are processed through, servers hosted by these providers. We also rely on e-mail service providers, bandwidth providers, Internet service providers and mobile networks to deliver e-mail and “push” communications to customers and to allow customers to access our website.

Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our website and mobile applications. As a result, we could lose customer data and miss order fulfillment deadlines, which could result in decreased sales, increased overhead costs, excess inventory and product shortages. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could adversely affect our business, financial condition, and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our website and mobile applications.

The satisfactory performance, reliability and availability of our website, mobile applications, transaction processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as to maintain adequate customer service levels. Our net sales depend on the number of visitors who shop on our website and mobile applications and the volume of orders that we can handle. Unavailability of our website or of our mobile applications or reduced order fulfillment performance would reduce the volume of goods sold and could also materially and adversely affect consumer perception of our brand. Any slowdown or failure of our website, mobile applications or the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our website and mobile applications. Cloud computing, in particular, is dependent upon having access to an Internet connection in order to retrieve data. If a natural disaster, blackout or other unforeseen event were to occur that disrupted the ability to obtain an Internet connection, we may experience a slowdown or delay in our operations. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur to our business, our operations could be impaired and our business, financial condition, and results of operations may be materially and adversely affected.

Our reliance on software-as-a-service (“SaaS”) technologies from third parties may adversely affect our business and results of operations.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, customer relationship management services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our customers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could harm our business, financial condition, and results of operations.

Our failure or the failure of third-party service providers to protect our website, networks, and systems against cybersecurity incidents, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business, financial condition, and results of operations.

As a result of our services being web based, we collect, process, transmit and store large amounts of data about our customers, suppliers and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers for a variety of reasons, including storing, processing and transmitting proprietary, personal and confidential information on our behalf. While we rely on tokenization solutions licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers, advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect this data from being breached or compromised. Similarly, our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems or those of our third-party service providers. Distributed denial-of-service (“DDoS”) attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other cybersecurity incidents and similar disruptions that may jeopardize the security of information stored in or transmitted by our website, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems, may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and our service providers may not anticipate or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, cybersecurity incidents can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or any cybersecurity incident could result in unauthorized access to our website, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our website, networks or systems; deletion or modification of content or the display of unauthorized content on our website; interruption, disruption or malfunction of operations; costs relating to cybersecurity incident remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these cybersecurity incidents occur, or there is a public perception that we, or our third-party service providers, have suffered such a breach, our reputation and brand could also be damaged and we could be required to expend significant capital and other resources to alleviate problems caused by such cybersecurity incidents. As a consequence, our business could be materially and adversely affected and we could also be exposed to litigation and regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password could access the customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an material adverse effect on our business, financial condition, and results of operations. This is more so since governmental authorities throughout the U.S. and around the world are devoting more attention to data privacy and security issues.

While we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Additionally, even though we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future cybersecurity incidents. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future. As a result, we may face interruptions to our systems, reputational damage, claims under privacy and data protection laws and regulations, customer dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our business, financial condition, and results of operations.

We depend on our relationships with other third parties and system failures or other disruptions in the operations of these parties could adversely impact our business, financial condition, and results of operations.

We use and rely on services from other third parties, such as our telecommunications services and credit card processors, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our customers and DDoS attacks directed at our telecommunication service providers could prevent customers from accessing our website. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the online payments of our customers, disrupting our ability to receive customer orders. Disruptions to our customer support, website and credit card processing services could lead to customer dissatisfaction, which would adversely affect our business, financial condition, and results of operations.

We outsource the manufacturing of our private brand products and, as a result, any issues relating to the manufacturing of such products or claims arising from any injury or illness allegedly caused by our products could adversely affect our results of operations.

We outsource the manufacturing of our private brand products. As a result, our private brand business may be adversely affected by a variety of factors including, but not limited to, fluctuations in the cost and availability of raw materials, complications relating to the manufacturing process and the failure of our outsourcing partners to maintain an adequate quality-control system. Many of these factors are subject to circumstances that are beyond our control, such as the supply and demand of commodities, weather and agricultural conditions, governmental regulations and the ability to hire a sufficient number of qualified personnel. In addition, our products may be exposed to product recalls, including voluntary recalls or withdrawals, if they are alleged to cause or pose a risk of injury or illness or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products that we consider do not meet our standards, whether for palatability, appearance or otherwise, in order to protect our brand and reputation. Furthermore, we also may be subject to product liability claims if the consumption or use of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may be unable to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage, which may result in future product liability claims being uninsured. Any of these factors could negatively impact our private brand business and, consequently, adversely affect our results of operations.

Risks associated with our suppliers and our outsourcing partners, many of which are located outside of the U.S., could materially and adversely affect our business, financial condition, and results of operations.

We depend on a number of suppliers and our outsourcing partners to provide our customers with a wide range of products in a timely and efficient manner. Political and economic instability, the financial stability of our suppliers and outsourcing partners, their ability to meet our standards, labor problems, the availability and prices of raw materials, merchandise quality issues, currency exchange rates, transport availability and cost, transport security, and inflation, among other factors, are beyond our control and may materially and adversely affect our suppliers and outsourcing partners and, in turn, our business, financial condition, and results of operations.

In addition, the manufacturing and assembly of our private brand products is performed by outsourcing partners, a significant portion of which are located in Asia. If we are unable to maintain our relationships with our existing outsourcing partners or cannot identify or enter into relationships with new outsourcing partners to meet the manufacturing and assembly needs of our private brand business, our private brand business may be disrupted and our business, financial condition, and results of operations may be materially and adversely affected. Manufacturing in these locations or transit to final destinations may be disrupted for a variety of reasons including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, trade restrictions, military actions or economic, business, labor, environmental, public and worker health and safety and political issues. These issues may also affect our suppliers based in the United States who have products that are currently manufactured in foreign jurisdictions. Moreover, certain policies and statements of the President of the United States and senior administration officials have given rise to uncertainty regarding the future of international trade agreements and the United States’ position on international trade. It remains unclear what additional actions, if any, the current U.S. administration will take with respect to trade relationships, and additional trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us and to our suppliers based in the U.S. and may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, or from our overseas outsourcing partners, including the imposition of additional import restrictions or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers, which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources and the environment. Our operations, including our outsourced private brand manufacturing partners, are subject to regulation by the Occupational Safety and Health Administration (“OSHA”), the Food and Drug Administration (the “FDA”), the Department of Agriculture (the “USDA”) and by various other federal, state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling and export of our products, including food safety standards. In addition, we and our outsourced private brand manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the U.S. Environmental Protection Agency, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Complying with government laws and regulations can be costly or may otherwise adversely affect our business. Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which may slow or otherwise restrict imports or exports, may adversely affect our business. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our outsourced private brand manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially and adversely affect our business, financial condition, and results of operations. In addition, changes in the laws and regulations to which we are subject could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy.

Among other regulatory requirements, the FDA reviews the inclusion of specific claims in pet food labeling. For example, pet food products that are labeled or marketed with claims that may suggest that they are intended to treat or prevent disease in pets would potentially meet the statutory definitions of both a food and a drug. The FDA recently issued guidance containing a list of specific factors it will consider in determining whether to initiate enforcement action against such products if they do not comply with the regulatory requirements applicable to drugs. These factors include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. While we believe that we market our products in compliance with the policy articulated in FDA’s guidance and in other claim-specific guidance, the FDA may disagree or may classify some of our products differently than we do, and may impose more stringent regulations which could lead to alleged regulatory violations, enforcement actions and product recalls. In addition, we may produce new products in the future that may be subject to FDA pre-market review before we can market and sell such products.

Currently, many states in the United States have adopted the Association of American Feed Control Officials definition of the term “natural” with respect to the pet food industry, which means no synthetic additives or synthetic processing except vitamins, minerals or certain trace nutrients, and only ingredients that are derived solely from plant, animal or mined sources. Certain of our pet food products use the term “natural” in their labelling or marketing materials. As a result, we may incur material costs to comply with any new labeling requirements relating to the term “natural” and could be subject to liabilities if we fail to timely comply with such requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition to enforcement actions initiated by government agencies, there has been an increasing tendency in the United States among pharmaceutical companies to resort to the courts and industry and self-regulatory bodies to challenge comparative prescription drug advertising on the grounds that the advertising is false and deceptive. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to the advertising for certain products.

These developments, depending on the outcome, could have a material adverse effect on our reputation, business, financial condition, and results of operations.

We may inadvertently fail to comply with various state or federal regulations covering the dispensing of prescription pet medications which may subject us to reprimands, sanctions, probations, fines, suspensions, or the loss of one or more of our pharmacy licenses.

The sale and delivery of prescription pet medications is generally governed by state laws and state regulations, and with respect to controlled substances, also by federal law. Each prescription pet medication sale we make is likely also to be covered by the laws of the state where the customer is located. The laws and regulations relating to the sale and delivery of prescription pet medications vary from state to state, but generally require that prescription pet medications be dispensed with the authorization from a prescribing veterinarian. If we are unable to maintain the licenses granted by relevant state authorities in connection with our pharmacy business, or if we become subject to actions by the FDA, or other enforcement regulators, our dispensing of prescription medications to pet parents could cease, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising and consumer protection, could adversely affect our business, financial condition, and results of operations.

We rely on a variety of marketing techniques, including email and social media marketing and postal mailings, and we are subject to various laws and regulations that govern such marketing and advertising practices. A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data, particularly in the context of online advertising which we rely upon to attract new customers.

Laws and regulations relating to privacy, data protection, marketing and advertising, and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The U.S. government has enacted, has considered or is considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially and adversely affect our business, financial condition, and results of operations.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. For example, in June, 2018 the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which will come into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. Each of these privacy, security, and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition, and results of operations.

Food safety, quality, and health concerns could affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our vendor-supplied and private brand food products and hardgood products. All of our suppliers are required to comply with applicable product safety laws and we are dependent upon them to ensure such compliance. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products we offer, or cause supplier production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims against our suppliers or us, expose us or our suppliers to governmental enforcement action or private litigation, or lead to costly recalls and a loss of consumer confidence, any of which could have an adverse effect on our business, financial condition, and results of operations. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may be unable to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage, which may result in future product liability claims being uninsured.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection and Internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by consumers and suppliers and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition, and results of operations.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may be unable to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company since our inception and, as such, we have not had the internal control and financial reporting requirements that are required of a publicly-traded company. We are required to comply with the requirements of The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), following the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which could be as early as our first fiscal year beginning after the effective date of this offering. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key control over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Furthermore, because we have not operated as a company with equity listed on a national securities exchange in the past, we might not be successful in implementing these requirements. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition or results of operations.

Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our website and mobile applications and our financial results.

On June 21, 2018, the Supreme Court of the United States overturned a prior decision under which e-tailers had not been required to collect sales tax unless they had a physical presence in the buyer’s state. As a result, a state may now enforce or adopt laws requiring e-tailers to collect and remit sales tax even if the e-tailer has no physical presence within the taxing state. In response, an increasing number of states have adopted or are considering adopting laws or administrative practices, with or without notice, that impose sales or similar value added or consumption taxes on e-commerce activity, as well as taxes on all or a portion of gross revenue or other similar amounts earned by an e-tailer from sales to customers in the state. Since October 28, 2018, we have withheld sales tax to the extent required in all states to which we ship.

If any state were to assert that we have any liability for sales tax for prior periods and seek to collect such tax in arrears and/or impose penalties for past non-payment of taxes, it could have an adverse effect on us. New legislation or regulations, the application of laws and regulations from jurisdictions, including other countries whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could similarly result in significant additional taxes on our business. These taxes or tax collection obligations could have an adverse effect on us, including by way of creating additional administrative burdens on us. For instance, the Supreme Court’s recent decision and the enactment and enforcement of laws resulting therefrom could also impact where we are required to file state income taxes. As a result, our effective income tax rate as well as the cost and growth of our business could be materially and adversely affected, which could in turn have a material adverse effect on our financial condition and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

We are also subject to U.S. federal and state laws, regulations, and administrative practices that require us to collect information from our customers, vendors, merchants, and other third parties for tax reporting purposes and report such information to various government agencies. The scope of such requirements continues to expand, requiring us to develop and implement new compliance systems. Failure to comply with such laws and regulations could result in significant penalties. For example, Congress is considering legislation, the “Marketplace Fairness Act,” that would enable state governments to collect sales and use taxes on Internet revenue from remote retailers engaged in e-commerce with no physical presence in the state. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material adverse effect on our business, financial condition, and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to U.S. federal and state income taxes. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structures.

Further, the U.S. federal income tax legislation enacted in Public Law No. 115-97 (the “Tax Cuts and Jobs Act”) is highly complex, subject to interpretation, and contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate, significant additional limitations on the deductibility of interest, substantial revisions to the taxation of international operations, and limitations on the use of net operating losses generated in tax years beginning after December 31, 2017. The presentation of our financial condition and results of operations is based upon our current interpretation of the provisions contained in the Tax Cuts and Jobs Act. In the future, the Treasury Department and the U.S. Internal Revenue Service (“IRS”) are expected to release regulations and interpretive guidance relating to the legislation contained in the Tax Cuts and Jobs Act. Any significant variance of our current interpretation of such legislation from any future regulations or interpretive guidance could result in a change to the presentation of our financial condition and results of operations and could materially and adversely affect our business, financial condition, and results of operations.

Our ability to utilize net operating loss carryforwards may be subject to certain limitations.

Our ability to use our federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the net operating losses, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our net operating losses. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that impose an annual limitation on the ability of a company with net operating loss carryforwards that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock (by value) over a three-year period, to utilize its net operating loss carryforwards in years after the ownership change. These rules generally operate by focusing on ownership changes among holders owning directly or indirectly 5% or more of the shares of stock of a company or any change in ownership arising from a new issuance of shares of stock by such company. If a company’s income in any year is less than the annual limitation prescribed by Section 382 of the Code, the unused portion of such limitation amount may be carried forward to increase the limitation (and net operating loss carryforward utilization) in subsequent tax years.

We have experienced an ownership change related to PetSmart’s acquisition of us that will result in an annual limitation under Section 382 of the Code, but we do not expect such limitation to have a material adverse effect on our ability to utilize net operating losses. In addition, if we were to undergo a further ownership change as a result of future transactions involving our common stock, including a follow-on offering of our common stock or purchases or sales of common stock between 5% holders, our ability to use our net operating loss carryforwards may be subject to additional limitation under Section 382 of the Code. As a result, a portion of our net operating loss carryforwards may expire before we are able to use them. If we are unable to utilize our net operating loss carryforwards, there may be a negative impact on our financial position and results of operations.

In addition to the aforementioned federal income tax implications pursuant to Section 382 of the Code, most states follow the general provisions of Section 382 of the Code, either explicitly or implicitly resulting in separate state net operating loss limitations.

We may be unable to adequately protect our brand and our other intellectual property rights.

We regard our brand, customer lists, trademarks, domain names, trade secrets, proprietary technology and similar intellectual property as critical to our success. We rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our employees and others to protect our proprietary rights. We might not be able to obtain broad protection in the United States for all of our intellectual property. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights, and we may be unable to broadly enforce all of our trademarks. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. Furthermore, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, our technology platform may use open source software. The use of such open source software may subject us to certain conditions, including the obligation to offer, distribute, or disclose our technology platform for no or reduced cost, make the proprietary source code subject to open source software licenses available to the public, license our software and systems that use open source software for the purpose of making derivative works, or allow reverse assembly, disassembly, or reverse engineering. We monitor our use of open source software to avoid subjecting our technology platform to conditions we do not intend. However, if our technology platform becomes subject to such unintended conditions, it could have an adverse effect on our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

Third parties have from time to time claimed, and may claim in the future, that we have infringed their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, result in the payment of substantial damages or injunctions against us, or require us to enter into costly royalty or licensing agreements, if available. Additionally, there can be no assurance that favorable outcomes will be obtained. Any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our business, financial condition, and results of operations. We may need to obtain licenses from, or enter into royalty arrangements with, third parties who allege that we have infringed their rights, but such licenses or arrangements may not be available on terms acceptable to us or at all. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. As a result, these claims could materially and adversely affect our business, financial condition, and results of operations. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

We rely on the performance of members of management and highly skilled personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. In addition, our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could materially and adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. Other than our CEO, CFO and certain other senior executives, all of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, and results of operations may be materially and adversely affected.

Uncertainties in economic conditions and their impact on consumer spending patterns, particularly in the pet products market, could adversely impact our results of operations.

Our results of operations are sensitive to changes in certain macro-economic conditions that impact consumer spending on pet products and services. Some of the factors adversely affecting consumer spending on pet products and services include consumer confidence, levels of unemployment and general uncertainty regarding the overall future economic environment. We may experience declines in sales or changes in the types of products sold during economic downturns. Any material decline in the amount of consumer spending or other adverse economic changes could reduce our sales, and a decrease in the sales of higher-margin products could reduce profitability and, in each case, harm our business, financial condition, and results of operations.

Future litigation could have a material adverse effect on our business and results of operations.

Lawsuits and other administrative or legal proceedings that may arise in the course of our operations can involve substantial costs, including the costs associated with investigation, litigation and possible settlement, judgment, penalty or fine. In addition, lawsuits and other legal proceedings may be time consuming and may require a commitment of management and personnel resources that will be diverted from our normal business operations. Although we generally maintain insurance to mitigate certain costs, there can be no assurance that costs associated with lawsuits or other legal proceedings will not exceed the limits of insurance policies. Moreover, we may be unable to continue to maintain our existing insurance at a reasonable cost, if at all, or to secure additional coverage, which may result in costs associated with lawsuits and other legal proceedings being uninsured. Our business, financial condition, and results of operations could be adversely affected if a judgment, penalty or fine is not fully covered by insurance.

Significant merchandise returns or refunds could harm our business.

We allow our customers to return products or offer refunds, subject to our return and refunds policy. If merchandise returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, and results of operations could be adversely affected. Further, we modify our policies relating to returns or refunds from time to time, and may do so in the future, which may result in customer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make.

Severe weather, including hurricanes, earthquakes and natural disasters could disrupt normal business operations, which could result in increased costs and materially and adversely affect our business, financial condition, and results of operations.

Several of our fulfillment centers, customer service centers, and corporate offices are located in California, Florida, Texas, and other areas that are susceptible to hurricanes, sea-level rise, earthquakes, and other natural disasters. Recent intense weather conditions may cause property insurance premiums to significantly increase in the future. We recognize that the frequency and intensity of extreme weather events, sea-level rise, and other climatic changes may continue to increase, and as a result, our exposure to these events may increase. Therefore, as a result of the geographic concentration of our properties, we face risks, including higher costs, such as uninsured property losses and higher insurance premiums, as well as unexpected disruptions to our business and operations, which in turn could materially and adversely affect our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our Class A common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, or our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on us.

From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our outsourcing and supplier network, complement our current products or expand the breadth of our markets. Acquisitions, investments and other strategic alliances involve numerous risks, including:

•	problems integrating the acquired business, facilities, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with acquisitions, investments or strategic alliances;

•	diversion of management’s attention from our existing business;

•	adverse effects on existing business relationships with suppliers, outsourced private brand manufacturing partners, retail partners and distribution customers;

•	risks associated with entering new markets in which we may have limited or no experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We may be unable to identify acquisitions or strategic relationships we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, financial condition, and results of operations could be materially and adversely affected. Also, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations.

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in expanding our operations outside the United States.

Our strategy may include the expansion of our operations to international markets. Although some of our executive officers have experience in international business from prior positions, we have little experience with operations outside the United States. Our ability to successfully execute this strategy is affected by many of the same operational risks we face in expanding our U.S. operations. In addition, our international expansion may be adversely affected by our ability to identify and gain access to local suppliers, obtain and protect relevant trademarks, domain names, and other intellectual property, as well as by local laws and customs, legal and regulatory constraints, political and economic conditions and currency regulations of the countries or regions in which we may intend to operate in the future. Risks inherent in our expanding our operations internationally also include, among others, the costs and difficulties of managing international operations, adverse tax consequences, domestic and international tariffs and trade policies and greater difficulty in enforcing intellectual property rights.

Restrictions in our new revolving credit facility could adversely affect our operating flexibility.

We expect to enter into a new revolving credit facility in connection with the closing of this offering. We expect this new revolving credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

We expect that our new revolving credit facility will also contain covenants requiring us to maintain certain financial ratios. The provisions of our new revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our new revolving credit facility could adversely affect our business, financial condition, and results of operations. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our new revolving credit facility is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Risks Related to Our Relationship with PetSmart

PetSmart controls the direction of our business and PetSmart’s concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

After this offering, PetSmart will continue to beneficially own approximately 69% of our outstanding shares of common stock (or approximately 67% if the underwriters’ option to purchase additional shares is exercised in full) and will control approximately 77% of the voting power of our outstanding common stock (or approximately 76% if the underwriters’ option to purchase additional shares is exercised in full). As long as PetSmart continues to control a majority of the voting power of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if PetSmart were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. So long as PetSmart does not dispose of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely.

PetSmart’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while PetSmart controls the majority of the voting power of our outstanding common stock. As a result, PetSmart will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	compensation and benefit programs and other human resources policy decisions;

•	the payment of dividends on our common stock; and

•	determinations with respect to tax matters.

Because PetSmart’s interests may differ from ours or from those of our other stockholders, actions that PetSmart takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders, including holders of our Class A common stock.

PetSmart has granted a security interest in all of the shares of our Class B common stock beneficially owned by it, including shares held indirectly through its subsidiaries, to secure certain of its credit facilities and indentures, each of which includes customary default provisions. In the event of a default under any such credit facility or indenture, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against PetSmart as well as the guarantors of the relevant credit facilities and indentures. Future transfers by PetSmart and other holders of Class B common stock, which entitles each holder thereof to ten votes per share (including transfers by secured parties that foreclose on Class B common stock beneficially owned by PetSmart), will generally result in those shares converting on a one-to-one basis to Class A common stock, which is the stock that we are offering in this offering and entitles each holder thereof to one vote per share. As a result, such transfers will have the effect, over time, of increasing the relative voting power of holders of Class B common stock who retain their shares in the long-term, which may include our directors and their affiliates.

In the past, PetSmart has been involved in disputes with its lenders regarding ownership of certain minority equity interests in us, which PetSmart transferred to certain affiliates in 2018. For instance, PetSmart settled existing litigation with the agent for its term loan lenders regarding these transfers in April 2019. There can be no assurance that other PetSmart creditors may not seek to challenge these transfers, including by commencing litigation against PetSmart and its affiliates alleging that the transfers by PetSmart did not comply with certain PetSmart debt agreements or otherwise violated applicable law. Although PetSmart believes the transfers complied with its debt agreements and all other applicable legal requirements, disputes or litigation between PetSmart and its creditors regarding the transfers and ownership of equity interests in us may result in negative publicity about our company or negative reactions from our other stockholders, customers, business partners and other stakeholders and adversely affect our business, financial condition and results of operations, and may also result in the market price of our Class A common stock fluctuating significantly.

If we are no longer controlled by or affiliated with PetSmart, we may be unable to continue to benefit from that relationship, which may adversely affect our operations and have a material adverse effect on us.

Our partnership with PetSmart provides us with increased scale and reach. We leverage our combined scale to lower costs and coordinate purchases across our operations to reduce costs. Certain of our private brand products are also offered through PetSmart’s large physical network of more than 1,600 stores. If we no longer benefit from this relationship, whether because we are no longer controlled by or affiliated with PetSmart or otherwise, it may result in increased costs for us, higher prices to our customers, and our private brand sales may not continue to grow or may decline, any of which may adversely affect our operations and have a material adverse effect on our business, financial condition, and results or operations. In addition, if PetSmart were to reduce the number of its stores, our ability to use their physical network to sell private brand products would be limited which may have a material adverse effect on us.

If PetSmart sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, PetSmart will continue to beneficially own approximately 69% of our outstanding shares of common stock (or approximately 67% if the underwriters’ option to purchase additional shares is exercised in full). PetSmart will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of PetSmart to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to PetSmart on its private sale of our common stock. Additionally, if PetSmart privately sells its significant equity interest in our company, or if secured parties foreclose on any or all of the shares of Class B common stock beneficially owned by PetSmart pursuant to the pledges that secure certain of PetSmart’s credit facilities and indentures, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if PetSmart sells a controlling interest in our company to a third party, any outstanding indebtedness may be subject to acceleration and our commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations and financial condition.

Substantial future sales by PetSmart or others of our common stock, or the perception that such sales may occur, could depress the price of our Class A common stock.

After this offering, PetSmart will continue to control a majority of the voting power of our outstanding common stock. Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act for so long as PetSmart is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). We are unable to predict with certainty whether or when PetSmart will sell a substantial number of shares of our common stock following this offering. The sale by PetSmart of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock. Upon completion of this offering, except as otherwise described herein, all shares of Class A common stock that are being offered hereby will be freely tradable without restriction, assuming they are not held by our affiliates. In addition, we intend to grant registration rights to PetSmart and certain holders of our Class B common stock, pursuant to which they will have the right to demand that we register Class B common stock held by them under the Securities Act as well as the right to demand that we include any such shares in any registration statement that we file with the SEC, subject to certain exceptions. See “Certain Relationships and Related Party Transactions—PetSmart and Its Affiliates—Investor Rights Agreement—Registration Rights.”

We, all of our directors and officers, PetSmart and all other holders of our outstanding stock have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, neither we nor they will, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to do any of the foregoing. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, neither we nor they will, during such 180-day period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of our common stock subject to the lock up.

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of our common stock reserved for issuance under our 2019 incentive award plan. If equity securities granted under our 2019 incentive award plan are sold or it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline substantially. These sales also could impede our ability to raise future capital.

We will be a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, PetSmart will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our corporate governance and compensation committees.

While PetSmart controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors or corporate governance and compensation committees consisting entirely of independent directors, and we will not have written charters addressing these committees’ purposes and responsibilities or have annual performance evaluations of these committees. Upon completion of this offering, we expect that eight of our nine directors will not qualify as “independent directors” under the applicable rules of the NYSE. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We will remain a restricted subsidiary under certain of PetSmart’s credit facilities and indentures upon completion of this offering and will be subject to various covenants under these facilities and indentures, which may adversely affect our operations.

We will remain a restricted subsidiary under certain of PetSmart’s credit facilities and indentures. Our status as a restricted subsidiary means that our ability to take certain actions upon completion of this offering will be restricted by the terms of these credit facilities and indentures. We will remain a restricted subsidiary until we are no longer a subsidiary of PetSmart. These covenants restrict, among other things, our ability to:

•	incur or guarantee indebtedness;

•	make certain investments and acquisitions;

•	incur liens on assets or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company;

•	transfer, sell, or otherwise dispose of assets; and

•	pay dividends, or make distributions or certain other restricted payments.

Each of these restrictions is subject to various exceptions, the availability of which will be affected by the extent to which PetSmart utilizes those exceptions as well as the financial condition and results of operations of PetSmart. The existence of these restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand, or pursue our business activities, and it could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us. Additionally, in the future, PetSmart may determine that it is in its best interest to agree to more restrictive covenants, which may indirectly impede our business operations or affect our ability to pay dividends.

PetSmart may compete with us, and its competitive position in certain markets may constrain our ability to build and maintain partnerships.

PetSmart will not be restricted from competing with us in the pet supplies business, including as a result of acquiring a company that operates as an e-tailer for pet supplies. Due to the significant resources of PetSmart, including financial resources, name recognition and know-how resulting from the previous management of our business, PetSmart could have a significant competitive advantage over us should it decide to engage in the type of business we conduct, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, we do and may partner with companies that compete with PetSmart in certain markets. PetSmart’s control over us may affect our ability to effectively partner with these companies. These companies may favor our competitors because of our relationship with PetSmart.

Conflicts of interest may arise because some of our directors and officers own stock or other equity interests in PetSmart and hold management or board positions with PetSmart.

Some of our directors and officers directly or indirectly own equity interests in PetSmart. In addition, some of our directors are also directors or officers of PetSmart. Ownership of such equity interests by our directors and officers and the presence of directors or officers of PetSmart on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and any one of them, or involving us and PetSmart, that could have different implications for any of these investors than they do for us. Provisions of our amended and restated certificate of incorporation that will be in effect prior to the closing of this offering address corporate opportunities that are presented to our directors that are also directors or officers of PetSmart. See “Description of Capital Stock—Corporate Opportunity.” We cannot assure you that our amended and restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and PetSmart. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

Our inability to resolve in a manner favorable to us any potential conflicts or disputes that arise between us and PetSmart or its subsidiaries with respect to our past and ongoing relationships may adversely affect our business and prospects.

Potential conflicts or disputes may arise between PetSmart or its subsidiaries and us in a number of areas relating to our past or ongoing relationships, including:

•	tax, employee benefit, indemnification and other matters arising from our relationship with PetSmart or its subsidiaries;

•	business combinations involving us;

•	the nature, quality and pricing of services PetSmart or its subsidiaries have agreed to provide us;

•	business opportunities that may be attractive to us and PetSmart or its subsidiaries;

•	intellectual property or other proprietary rights; and

•	joint sales and marketing activities with PetSmart or its subsidiaries.

The resolution of any potential conflicts or disputes between us and PetSmart or its subsidiaries over these or other matters may be less favorable to us than the resolution we might achieve if we were dealing with an unaffiliated party.

The agreements we have entered into with PetSmart and certain of its subsidiaries, which are described in this prospectus, are of varying durations and may be amended upon agreement of the parties. The terms of these agreements were primarily determined by PetSmart or its subsidiaries, and therefore may not be representative of the terms we could obtain on a stand-alone basis or in negotiations with an unaffiliated third party. For so long as we are controlled by PetSmart, we may be unable to negotiate renewals or amendments to these agreements, if required, on terms as favorable to us as those we would be able to negotiate with an unaffiliated third party. For more information, see “Certain Relationships and Related Party Transactions.”

Risks Related to this Offering and Ownership of Our Class A Common Stock

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable, and investors may be unable to resell their shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock was determined through negotiations between the representatives of the underwriters, us and the selling stockholder and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

•	changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our Class A common stock, including sales by PetSmart or our executive officers and directors;

•	lawsuits threatened or filed against us;

•	changes in laws or regulations applicable to our business;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other factors described in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their operating results. Market fluctuations could result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low. Furthermore, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition, and results of operations.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock from being added to these indices. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws, as will be amended and restated prior to completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•

provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors;

•

require at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors in order to amend our restated certificate of incorporation and amended and restated bylaws after the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock;

•

eliminate the ability of our stockholders to call special meetings of stockholders after the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock;

•

prohibit stockholder action by written consent, instead requiring stockholder actions to be taken at a meeting of our stockholders, when the outstanding shares of our Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock;

•

permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of preferred stock, the rights of which may be greater than the rights of our Class A common stock;

•	restrict the forum for certain litigation against us to Delaware;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	provide for a staggered board.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our Class A common stock if they are viewed as limiting the liquidity of our stock or as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation will also provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

We have broad discretion to determine how to use the funds we receive from this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our stockholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our Class A common stock of $22.00 per share is substantially higher than the net tangible book value per share of our outstanding Class A common stock immediately after this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate dilution of $22.56 in the net tangible book value per share from the price you paid. In addition, following this offering, purchasers who bought shares from us in the offering will have contributed 3.7% of the total consideration paid to us by our stockholders to purchase 5.6 million shares of Class A common stock to be sold by us in this offering, in exchange for acquiring approximately 1.4% of our total outstanding shares as of after giving effect to this offering.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our new revolving credit facility may restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning our ability to:

•	sustain our recent growth rates and manage our growth effectively;

•	acquire new customers in a cost-effective manner and increase our net sales per active customer;

•

accurately predict economic conditions and their impact on consumer spending patterns, particularly in the pet products market, and accurately forecast net sales and appropriately plan our expenses in the future;

•	introduce new products or offerings and improve existing products;

•	successfully compete in the pet products and services retail industry, especially in the e-commerce sector;

•	source additional, or strengthen our existing relationships with, suppliers;

•	negotiate acceptable pricing and other terms with third-party service providers, suppliers and outsourcing partners and maintain our relationships with such entities;

•	optimize, operate and manage the expansion of the capacity of our fulfillment centers;

•	provide our customers with a cost-effective platform that is able to respond and adapt to rapid changes in technology;

•	maintain adequate cybersecurity with respect to our systems and ensure that our third-party service providers do the same with respect to their systems;

•	successfully manufacture and sell our own private brand products;

•	maintain consumer confidence in the safety and quality of our vendor-supplied and private brand food products and hardgood products;

•	comply with existing or future laws and regulations in a cost-efficient manner;

•	attract, develop, motivate and retain well-qualified employees; and

•	adequately protect our intellectual property rights and successfully defend ourselves against any intellectual property infringement claims or other allegations that we may be subject to.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $111.5 million, based upon the initial public offering price of $22.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we will receive from this offering for working capital and general corporate purposes. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds.

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholder. We will, however, bear the costs associated with the sale of shares of Class A common stock by the selling stockholder, other than underwriting discounts and commissions. For more information, see “Principal and Selling Stockholders” and “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. In addition, we expect to enter into a new revolving credit facility in connection with the closing of this offering, which may restrict our ability to pay dividends. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 3, 2019:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the reclassification of our common stock into Class B common stock; (ii) the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering; (iii) our entry into the new revolving credit facility; and (iv) stock-based compensation expense of approximately $59.7 million associated with the grant of 2.7 million RSUs under our 2019 incentive award plan at the closing of this offering based on the initial offering price of $22.00 per share. 2.7 million RSUs will vest immediately upon grant. The pro forma adjustment related to the RSUs of $59.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit. There has been no tax withholding liability presented on the pro forma balance sheet as the associated RSUs will not be settled at the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above; (ii) the sale and issuance by us of 5.6 million shares of our Class A common stock in this offering; and (iii) the automatic conversion of 40.9 million shares of our Class B common stock held by the selling stockholder into an equivalent number of shares of our Class A common stock and the sale of such shares of Class A common stock by the selling stockholder in this offering.

	As of February 3, 2019
($ in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents(1)	$88,331	$88,331	$199,871

Debt:
New revolving credit facility(2)	$—	$—	$—

Stockholders’ deficit(1):
Preferred stock, $0.01 par value per share, no shares authorized, issued and outstanding, actual, and 5,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value per share, 1,000 shares authorized, 100 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.01 par value per share, no shares authorized, issued and outstanding, actual, 1,500,000,000 shares authorized and no shares issued and outstanding, pro forma, 1,500,000,000 shares authorized and 46,500,000 shares issued and outstanding, pro forma as adjusted	—	—	465
Class B common stock, $0.01 par value per share, no shares authorized, issued and outstanding, actual, 395,000,000 shares authorized and 393,000,000 shares issued and outstanding, pro forma, 395,000,000 shares authorized and 352,100,000 shares issued and outstanding, pro forma as adjusted	—	3,930	3,521
Additional paid-in capital	1,256,160	1,311,887	1,423,371
Accumulated deficit	(1,592,102)	(1,651,759)	(1,651,759)

Total stockholders’ deficit	(335,942)	(335,942)	(224,402)

Total capitalization	$(335,942)	$(335,942)	$(224,402)

(1)

We and PetSmart are parties to an intercompany loan agreement pursuant to which each party may make loans from time to time to the other. As of May 5, 2019, PetSmart owed us approximately $74.7 million under the agreement. In the event we sign an underwriting agreement pursuant to which we will receive substantially the amount of net proceeds from the sale of shares of Class A common stock by us in this offering as described in “Use of Proceeds”, we and PetSmart may terminate the agreement prior to completion of this offering without cash repayment of the outstanding loans, in which case we would not receive any cash or other consideration in repayment of the loan.

(2)

We expect to enter into a new revolving credit facility in connection with this offering. We anticipate that this facility will provide for $300 million of indebtedness and will be undrawn upon the consummation of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Liquidity Measures—New Revolving Credit Facility.”

The number of shares of our Class A common stock and Class B common stock to be outstanding after this offering reflected in the table above:

•	is based on no shares of Class A common stock and 393,000,000 shares of Class B common stock outstanding on the date of this prospectus;

•	excludes 2,711,689 shares of Class A common stock issuable upon settlement of RSUs that will be granted in connection with this offering under our 2019 incentive award plan and will vest upon grant;

•

excludes 362,629 shares of Class A common stock issuable upon settlement of RSUs that will be granted in connection with this offering under our 2019 incentive award plan and will vest within one year of this offering;

•

excludes 21,693,634 shares of Class A common stock issuable upon settlement of unvested performance RSUs that will be granted in connection with this offering under our 2019 incentive award plan, which will be subject to service-based and the share price-based vesting conditions described in “Executive Compensation—Actions Taken in Connection with This Offering”;

•	excludes 7,096,913 additional shares of Class A common stock reserved for issuance under our 2019 incentive award plan; and

•	assumes no purchases of our Class A common stock by executive officers, directors and stockholders through the Directed Share Program.

As further described in “Executive Compensation—Actions Taken in Connection with This Offering,” in connection with the consummation of this offering we intend to grant 21,693,634 performance RSUs under our 2019 incentive award plan, which will vest based on certain time-vesting conditions and share price hurdles. Assuming the satisfaction of all time-vesting conditions and the satisfaction of the share price hurdles based on a share price of $22.00, 8,677,556 performance RSUs would be vested. The number of RSUs that would vest will depend on the actual stock price following this offering as well as satisfaction of the applicable time-vesting conditions.

You should read this information in conjunction with our consolidated financial statements and the related notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial and Other Data” included elsewhere in this prospectus.

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of our common stock then issued and outstanding. Pro forma net tangible book value per share represents our net tangible book value per share after giving effect (i) to the reclassification of our common stock into Class B common stock, and (ii) the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering. Pro forma as adjusted net tangible book value per share represents our net tangible book value per share on a pro forma as adjusted basis after giving effect to (i) the reclassification of our common stock into Class B common stock, (ii) the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering, (iii) the sale by us of 5.6 million shares of Class A common stock in this offering, at the initial public offering price of $22.00 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and (iv) the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

Our pro forma net tangible book value as of February 3, 2019 was $(335.9) million, or $(0.85) per share. Our pro forma as adjusted net tangible book value as of February 3, 2019 was $(224.4) million, or $(0.56) per share of our Class A common stock. This represents an immediate increase in pro forma as adjusted net tangible book value per share of our Class A common stock of $0.29 to our existing stockholders and an immediate dilution of $22.56 per share of our Class A common stock to new investors purchasing our Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share of Class A common stock		$22.00
Pro forma net tangible book value (deficit) per share as of February 3, 2019	$(0.85)

Increase in pro forma as adjusted net tangible book value (deficit) per share attributable to new investors purchasing our Class A common stock in this offering	$0.29

Pro forma as adjusted net tangible book value (deficit) per share of Class A common stock after this offering		$(0.56)

Dilution per share to new investors purchasing our Class A common stock in this offering		$22.56

The following table summarizes, as of February 3, 2019, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by the new investors purchasing our Class A common stock in this offering, at the initial public offering price of $22.00 per share before deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing Stockholder	393,000	98.6%	$3,230,600	96.3%	$8.22
New investor	5,600	1.4	123,200	3.7	22.00

Total	398,600	100%	$3,353,800	100%	$8.41

The discussion and tables above are based on 393.0 million shares of our common stock outstanding as of February 3, 2019, and exclude the shares of common stock reserved for future issuance under the 2019 incentive award plan. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, additional awards are issued under our 2019 incentive award plan, or outstanding RSUs vest, the issuance or vesting of such securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial and other data for the periods presented and at the dates indicated below. The selected consolidated statement of operations data for the fiscal year ended December 31, 2016, the one month ended January 31, 2017, and for the fiscal years ended January 28, 2018 and February 3, 2019 and the consolidated balance sheet data as of January 28, 2018 and February 3, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data and consolidated balance sheet data presented below as of December 31, 2016 and for the fiscal years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements that are not included in this prospectus. Unless otherwise indicated, due to the change in our fiscal year, the transition period from January 1, 2017 to January 31, 2017 is not included in either fiscal year 2016 or fiscal year 2017. Our historical results are not necessarily indicative of the results that may be expected in any future period. The following selected consolidated financial data should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

(in thousands, except share and per share data)	Fiscal Year			One Month Ended January 31, 2017	Fiscal Year
	2014	2015	2016		2017	2018
Consolidated Statement of Operations Data:
Net sales	$203,878	$422,819	$900,566	$119,820	$2,104,287	$3,532,837
Cost of goods sold	178,057	350,275	750,735	98,922	1,736,737	2,818,032

Gross profit	25,821	72,544	149,831	20,898	367,550	714,805
Operating expenses:
Selling, general and administrative	40,154	72,589	149,581	20,582	451,673	589,507
Advertising and marketing	17,473	32,400	107,677	14,290	253,728	393,064

Total operating expenses	57,627	104,989	257,258	34,872	705,401	982,571

Loss from operations	(31,806)	(32,445)	(107,427)	(13,974)	(337,851)	(267,766)
Change in fair value of warrant liability	(7,283)	(3,917)	—	—	—	—
Interest income (expense), net	102	109	222	17	(206)	(124)
Other income	—	3	41	—	—	—

Loss before income tax provision	(38,987)	(36,250)	(107,164)	(13,957)	(338,057)	(267,890)
Income tax provision	—	—	—	—	—	—

Net loss	$(38,987)	$(36,250)	$(107,164)	$(13,957)	$(338,057)	$(267,890)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(160.29)	$(156.21)	$(560.19)	$(175.65)	$(3,497.89)	$(2,678,900.00)

Weighted average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	575,000	583,000	594,000	594,000	200,000	100

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)						$(0.68)

Pro forma weighted average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)						395,711,689

	As of December 31,			As of January 28, 2018	As of February 3, 2019
($ in thousands)	2014	2015	2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	$35,728	$108,423	$168,134	$68,767	$88,331
Total assets	76,623	178,715	314,783	503,175	541,622
Total liabilities	32,451	82,836	245,970	586,878	877,564
Total stockholders’ deficit	(112,567)	(202,612)	(530,136)	(83,703)	(335,942)

	Fiscal Year
(in thousands, except net sales per active customer and percentages)	2016	2017	2018
Other Financial and Operating Data:
Net loss	$(107,164)	$(338,057)	$(267,890)
Adjusted EBITDA(2)	$(97,114)	$(251,247)	$(228,905)
Adjusted EBITDA margin(3)	(10.8%)	(11.9%)	(6.5%)
Net cash provided by (used in) operating activities	$7,252	$(79,747)	$(13,415)
Free cash flow(4)	$(15,020)	$(120,029)	$(57,575)
Active customers(5)	3,034	6,789	10,585
Net sales per active customer(5)	$297	$310	$334
Autoship customer sales(5)	$565,215	$1,294,899	$2,322,480
Autoship customer sales as a percentage of net sales(5)	62.8%	61.5%	65.7%

(1)

Based on no shares of Class A common stock and 393.0 million shares of Class B common stock outstanding as of the date of this prospectus and 2,711,689 RSUs which will be fully vested upon consummation of this offering. See Note 1 and Note 11 in our consolidated financial statements included elsewhere in this prospectus for a description of how we compute pro forma basic and diluted net loss per share attributable to common stockholders and basic and diluted net loss per share attributable to common stockholders, respectively.

(2)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus adjusted EBITDA, a non-GAAP financial measure that we calculate as net loss excluding depreciation and amortization; share-based compensation expense; income tax provision; interest income (expense), net; management fee expense; and non-routine items. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization, share-based compensation expense, and management fee expense from our adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax provision; interest income (expense), net; and non-routine items as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

adjusted EBITDA does not reflect share-based compensation and related taxes. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	adjusted EBITDA does not reflect interest income (expense), net; or changes in, or cash requirements for, our working capital;

•	adjusted EBITDA excludes one-time non-routine items; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated.

	Fiscal Year
($ in thousands)	2016	2017	2018
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(107,164)	$(338,057)	$(267,890)
Add (deduct):
Depreciation and amortization	5,043	12,536	23,210
Share-based compensation expense	5,229	11,209	14,351
Income tax provision	—	—	—
Interest (income) expense, net	(222)	206	124
Management fee expense(a)	—	866	1,300
Non-routine items(b)	—	61,993	—

Adjusted EBITDA	$(97,114)	$(251,247)	$(228,905)

Net sales	$900,566	$2,104,287	$3,532,837
Adjusted EBITDA Margin(2)	(10.8%)	(11.9%)	(6.5%)

(a)

Management fee expense of $1.3 million and $0.9 million allocated to us in fiscal year 2018 and fiscal year 2017, respectively, by PetSmart for organizational oversight and certain limited corporate functions. Although we are not a party to the agreement governing the management fee, this management fee is reflected as an expense in our consolidated financial statements. There were no similar items for fiscal year 2016.

(b)

Our financial results include non-routine items that are one-time in nature and not reflective of underlying trends in our business. For fiscal year 2017, the non-routine items include (i) $33.9 million for compensation expenses to our employees as a result of PetSmart’s acquisition of us and (ii) $28.1 million of acquisition-related costs incurred for our benefit as part of PetSmart’s acquisition of us. There were no similar items for fiscal year 2018 and fiscal year 2016.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by net sales. See footnote (2) above for the calculation of adjusted EBITDA for each of the periods indicated.

(4)

To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less capital expenditures (which consist of purchases of property and equipment as well as purchases of servers and networking equipment, capitalization of labor related to our website, mobile applications, and software development, and leasehold improvements). We have provided a reconciliation below of free cash flow to net cash provided (used in) by operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is an important indicator of our liquidity as it measures the amount of cash we generate. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free cash flow has limitations as a financial measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash provided by (used in) operating activities, capital expenditures and our other GAAP results.

The following table presents a reconciliation of net cash provided by (used in) operating activities to free cash flow for each of the periods indicated.

	Fiscal Year
($ in thousands)	2016	2017	2018
Reconciliation of Net Cash Provided by (Used in) Operating Activities to Free Cash Flow
Net cash provided by (used in) operating activities	$7,252	$(79,747)	$(13,415)
Add (deduct):
Capital expenditures	(22,272)	(40,282)	(44,160)

Free Cash Flow(a)	$(15,020)	$(120,029)	$(57,575)

(a)

Our financial results include non-routine items that are one-time in nature or not reflective of underlying trends in our business. For fiscal year 2017, these items include (i) $33.9 million for compensation expenses to our employees as a result of PetSmart’s acquisition of us and (ii) $28.1 million of acquisition-related costs incurred for our benefit as part of PetSmart’s acquisition of us. There were no similar items for fiscal year 2016 and fiscal year 2018.

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Data” for information on how we define and calculate these key operating metrics.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial and Other Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Since our launch, we have created the largest pure-play pet e-tailer in the United States, offering virtually everything a pet needs. We believe that we are the preeminent online destination for pet parents as a result of our broad selection of high-quality products, which we offer at great prices and deliver with an exceptional level of care and a personal touch. We are the trusted source for pet parents and continually develop innovative ways for our customers to engage with us. We partner with more than 1,600 of the best and most trusted brands in the pet industry, and we create and offer our own outstanding private brands. The loyalty of our customers has helped us deliver more than 100 million orders since 2011. From fiscal year 2012 to fiscal year 2018, our net sales per active customer grew from $223 to $334 and our net sales grew from $26 million to $3.5 billion. In addition, Autoship customer sales have grown from $115 million in fiscal year 2014 to $2.3 billion in fiscal year 2018.

We view pets as family and are obsessed with serving pet parents by meeting all of their needs and exceeding expectations through every interaction. We launched Chewy in 2011 to bring the best of the neighborhood pet store shopping experience to a larger audience, enhanced by the depth and wide selection of products and around-the-clock convenience that only e-commerce can offer. Through our website and mobile applications, we offer our customers more than 45,000 products, compelling merchandising, an easy and enjoyable shopping experience, and exceptional customer service. In addition, our Autoship subscription program makes shopping with us even easier, providing pet parents with a convenient and flexible automatic reordering process. Our strategic placement of seven fulfillment centers across the United States enables us to cost-efficiently ship to approximately 80% of the U.S. population overnight and almost 100% in two days.

Growth History

(From Inception through Fiscal Year 2018)

Fiscal Year End

We changed our fiscal year end from December 31 to a 52- or 53-week fiscal year ending on the Sunday that is closest to January 31 of that year effective for our fiscal year ended January 28, 2018. Each fiscal year will generally consist of four 13-week fiscal quarters, with each fiscal quarter ending on the Sunday that is closest to the last day of the last month of the quarter. Throughout this prospectus, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted. In periods prior to the fiscal year ended January 28, 2018, we used a fiscal year ending December 31. Therefore, references in this prospectus to “fiscal year 2014,” “fiscal year 2015” and “fiscal year 2016” refer to the fiscal years ended December 31, 2014, 2015 and 2016, respectively. References to “fiscal year 2017” refer to our fiscal year that started on February 1, 2017 and ended on January 28, 2018. References to “fiscal year 2018” refer to the fiscal year that started on January 29, 2018 and ended on February 3, 2019. For the year-over-year discussions below, the 12 months ended January 28, 2018 is compared to the 12 months ended December 31, 2016. Unless otherwise indicated, due to the change in our fiscal year, the transition period from January 1, 2017 to January 31, 2017 is not included in either fiscal year 2016 or fiscal year 2017. See “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus for more information, including audited financial information for the transition period.

Key Financial and Operating Data

We measure our business using both financial and operating data and use the following metrics and measures to assess the near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

(in thousands, except net sales per active customer and percentages)	Fiscal Year		% Change	Fiscal Year	% Change
	2016	2017		2018
Financial and Operating Data
Net loss	$(107,164)	$(338,057)	(215.5%)	$(267,890)	20.8%
Adjusted EBITDA(1)	$(97,114)	$(251,247)	(158.7%)	$(228,905)	8.9%
Adjusted EBITDA margin(1)	(10.8%)	(11.9%)		(6.5%)
Net cash provided by (used in) operating activities	$7,252	$(79,747)	(1,199.7%)	$(13,415)	83.2%
Free cash flow(1)	$(15,020)	$(120,029)	(699.1%)	$(57,575)	52.0%
Active customers	3,034	6,789	123.8%	10,585	55.9%
Net sales per active customer	$297	$310	4.4%	$334	7.7%
Autoship customer sales	$565,215	$1,294,899	129.1%	$2,322,480	79.4%
Autoship customer sales as a percentage of net sales	62.8%	61.5%		65.7%

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data” for additional information on non-GAAP financial measures and a reconciliation to the most comparable GAAP measures.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net loss excluding depreciation and amortization, share-based compensation expense, income tax provision, interest income (expense), net, management fee expense, and non-routine items. We believe it is useful to exclude non-cash charges, such as depreciation and amortization, share-based compensation expense and management fee expense from our adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax provision; interest income (expense), net; and non-routine items as these items are not components of our core business operations. Over the long term, we expect adjusted EBITDA to increase as a result of the continued increase in our customer base and Autoship subscription program, reduction in marketing spending as a percentage of net sales, and operational efficiency gains mainly in our fulfillment and customer service centers.

We define adjusted EBITDA margin as adjusted EBITDA divided by net sales. We expect adjusted EBITDA margin to improve over the long term. See the section titled “Selected Consolidated Financial and Other Data” for information regarding our use of adjusted EBITDA and adjusted EBITDA margin, and a reconciliation of net loss to adjusted EBITDA.

Free Cash Flow

We define free cash flow as net cash provided by (used in) operating activities less capital expenditures (which consist of purchases of property and equipment as well as purchases of servers and networking equipment, capitalization of labor related to our website, mobile applications, and software development, and leasehold improvements). We believe it is useful to exclude capital expenditures from our free cash flow in order to measure the amount of cash we generate without the effect of purchases of property and equipment because the timing of such capital investments made may not directly correlate to the underlying performance of our business operations. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Free cash flow may be affected in the near to medium term by the timing of capital investments (such as purchases of IT and other equipment and the launch of new fulfillment centers, customer service centers, and corporate offices), fluctuations in our growth and the effect of such fluctuations on working capital, and changes in our cash conversion cycle due to increases or decreases of vendor payment terms as well as inventory turnover. We expect free cash flow to increase over the long term as investments made in prior years drive increased profitability. See the section titled “Selected Consolidated Financial and Other Data” for information regarding our use of free cash flow as well as a reconciliation of net cash provided by (used in) operating activities to free cash flow.

Active Customers

As of the last date of each reporting period, we determine our number of active customers by counting the total number of individual customers who have ordered, and for whom an order has shipped, at least once from our website and mobile applications during the preceding 364-day period. The change in active customers in a reporting period captures both the inflow of new customers as well as the outflow of customers who have not made a purchase in the last 364 days. We view the number of active customers as a key indicator of our growth—acquisition and retention of customers—as a result of our marketing efforts and the value we provide to our customers. The number of active customers has grown over time as we acquired new customers and retained previously acquired customers. We expect to continue to drive growth in active customers with new customer acquisition and retention efforts.

Net Sales Per Active Customer

We define net sales per active customer for a fiscal year as the net sales in a given fiscal year, divided by the total number of active customers at the end of that fiscal year. We define net sales per active customer for a fiscal quarter as the aggregate net sales for the preceding four fiscal quarters, divided by the total number of active customers at the end of that fiscal quarter. We view net sales per active customer as a key indicator of our customers’ purchasing patterns, including their initial and repeat purchase behavior. We expect net sales per active customer to remain steady or to increase modestly over the long term as we capture a larger share of the amount that our customers spend on pets, although we anticipate that such increase would be partially offset by net sales from new customers.

Autoship and Autoship Customer Sales

We define Autoship customers as customers in a given fiscal quarter for whom an order has shipped through our Autoship subscription program during the preceding 364-day period. We define Autoship as our subscription program, which provides automatic ordering, payment, and delivery of products to our customers. We view our Autoship subscription program as a key driver of recurring net sales and customer retention. For a given fiscal quarter, Autoship customer sales consist of sales and shipping revenues from all Autoship subscription program purchases and purchases outside of the Autoship subscription program by Autoship customers, excluding taxes collected from customers, excluding any refund allowance, and net of any promotional offers (such as percentage discounts off current purchases and other similar offers), for that quarter. For a given fiscal year, Autoship customer sales equal the sum of the Autoship customer sales for each of the fiscal quarters in that fiscal year.

Autoship Customer Sales as a Percentage of Net Sales

We define Autoship customer sales as a percentage of net sales as the Autoship customer sales in a given reporting period divided by the net sales from all orders in that period. We view Autoship customer sales as a percentage of net sales as a key indicator of our recurring sales and customer retention. As more pet parents discover the convenience and savings associated with our Autoship subscription program, Autoship customer sales as a percentage of net sales should grow over the long term. In fiscal year 2018, Autoship customer sales represented approximately 65.7% of our net sales.

Factors Affecting our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Growth and Consistency in Net Sales from Active Customers

Our goal is to attract and convert visitors into active customers and encourage repeat purchases. As of February 3, 2019, we had 10.6 million active customers, up from 3 million as of December 31, 2016. Repeat orders from existing customers account for approximately 90% of our net sales in any given period, in part due to the large and growing customer base that we have acquired since our launch, as well as the embedded growth from existing customers that we have achieved, which is indicated by the trends of our cohorts.

The chart below reflects the annual net sales by cohort from our inception through fiscal year 2018, and demonstrates the high level of embedded growth from existing customers for cohorts after initial purchase. We have experienced continued growth since we launched Chewy, and we believe that our success is best illustrated by the growth and consistency of our net sales by cohort.

The cohort data demonstrates that annual net sales by cohort continue to increase year-over-year following the year of customer acquisition. For example, the fiscal year 2015 cohort net sales (excluding refunds) increased by $95.2 million, or 54.6%, to $269.4 million in fiscal year 2016 compared to $174.3 million in fiscal year 2015. For fiscal year 2017, the 2015 cohort net sales (excluding refunds) increased again by $6.7 million, or 2.5%, to $276.1 million.

Customer cohorts typically experience a large increase in net sales in their second year (i.e., the first year during which the entire cohort has been placing orders throughout the entire year), and relatively modest growth in subsequent years. For example, in fiscal year 2018, the fiscal year 2015 cohort generated net sales (excluding refunds) of $287.4 million, representing 165% of the net sales generated in fiscal year 2015, which we believe reflects our ability to retain customers and increase customer spend over time. We believe this cohort data provides insight into the retention dynamics of our business, as it reflects growth in net sales by groups of customers over time and measures our ability to increase net sales year-over-year.

We expect the growth in net sales by each cohort in each year to continue as a result of increased brand awareness, product offerings and customer service improvements, though the growth may fluctuate year-over-year.

Annual Net Sales (excluding refunds) by Cohort(1)

(1) The fiscal year 2017 cohort includes customers acquired during the transition period from January 1, 2017 to January 31, 2017.

Embedded Growth from Existing Customers

We continuously seek to grow our share of customers’ wallets, especially as customers expand the set of products that they order online. We believe that our embedded growth from existing customers demonstrates the long-term value of our customer relationships because it is driven by our ability to retain and expand the net sales generated from our customers. Our embedded growth from existing customers compares the net sales for the prior 12-month period from customers acquired before the start of that 12-month period (i.e., excluding newly acquired customers) against the net sales of that 12-month period. Our embedded growth from existing customers reflects any customer attrition.

Our fiscal year 2018 embedded growth from existing customers (for customers acquired before January 29, 2018) was 120%. In other words, our net sales in fiscal year 2018 would have grown by 20% fiscal year over fiscal year as a result of increased spending among our customer base without any net increase in customers (note that adjusting for the 53rd week in fiscal 2018, our embedded growth from existing customers would have been 118%). We believe that our embedded growth from existing customers is driven by our strong value proposition and our superior product offering as well as the loyalty and repeat buying patterns of our customers.

Net Sales Per Active Customer

We believe our net sales per active customer evolution demonstrates our increasing value proposition with pet parents as they continue to shop with us. Through our differentiated customer service offering, we guide customers through the pet parent experience, which could result in higher quality food and treat purchases and also in customers supplementing these purchases with toys and other accessories and/or medicine at Chewy Pharmacy to manage their pet’s health. Our ability to deliver the Chewy experience across multiple product categories has resulted in a net sales per active customer growth trajectory that is consistent across cohorts. Going forward, we intend to continue to introduce new product and service offerings to deepen our relationships with pet parents and increase net sales per active customer.

The chart below reflects annual sales per active customer (excluding refunds) by cohort from our inception through fiscal year 2018. Across cohorts, active customers spend roughly $500 in their second year (i.e., the first full year they have been with us). By their sixth year, active customers spend roughly $750, or 1.5x the spending in their second year. This number continues to grow as the cohorts mature and across cohorts, and the trend has been remarkably consistent throughout our history. In 2018, our oldest cohort, the 2011 cohort, spent $850 per active customer, or 8.3x their 2011 spending of $102 and 1.8x their 2012 spending (i.e., their second year spending) of $466. We expect our total average net sales per active customer to grow as our cohorts mature and as we continue to add new product and service lines.

Net Sales (Excluding Refunds) Per Active Customer by Cohort

Growth of Our Autoship Subscription Program

We view our Autoship subscription program as a key driver of recurring net sales and customer retention. The chart below shows quarterly Autoship customer sales as well as Autoship customer sales as a percentage of net sales by quarter from the first quarter of fiscal year 2014 to the fourth quarter of fiscal year 2018.

Autoship Customer Sales Growth

for Fiscal Years 2014 - 2018

Our Autoship customer sales reached $2.3 billion in fiscal year 2018, including sales to Autoship customers outside of our Autoship subscription program (estimated to represent an incremental approximately 15% of Autoship customer sales). Autoship customer sales as a percentage of net sales grew from 56% in fiscal year 2014 to 66% in fiscal year 2018. In addition, the average order size of our Autoship customers in absolute dollar terms was 6% larger than the average order size of our non-Autoship customers in fiscal year 2018. We expect Autoship customer sales to grow in absolute dollar terms as we continue to innovate and market the convenience and savings associated with the program.

Growth in Brand Awareness and Visitors to Our Website and Mobile Applications

We intend to continue investing in marketing efforts to build our brand awareness. From fiscal year 2013 to fiscal year 2018, advertising and marketing spend as a percentage of net sales ranged between approximately 8% and 12%, even as spending in absolute dollar terms increased over the same period driven by increasing levels of new customer acquisitions. Over the near to medium term, we expect an increase in spending on marketing in absolute dollar terms, but over the long term, we expect our spending on marketing as a percentage of net sales to decrease. Additionally, we expect traffic to our website and mobile applications to increase as we continue to invest in product and merchandising innovation and building brand awareness.

Efficiency of Spending on Advertising and Marketing

We are disciplined in tracking and managing new customer acquisition costs (“CAC”) and the lifetime value (“LTV”) of our customers, and we seek to improve the ratio of LTV to CAC in an effort to optimize the efficiency of our spending on advertising and marketing.

CAC is calculated as the advertising and marketing expense attributable to new customer acquisition in a period, inclusive of any first-time discounts offered to Autoship customers, divided by the customers acquired during that same period.

Our spending on advertising and marketing is heavily weighted towards direct response and acquisition channels, with relatively limited spending on retention and other awareness programs. As a result, we are able to manage and track the effectiveness of our spending on advertising and marketing. Given the increasing levels of competition in the market and across the various channels we operate in, we continually monitor and adjust our spending, seeking to maximize new customer acquisitions while ensuring efficient acquisition spending. Although additional spending on advertising and marketing may result in higher losses in the year of acquisition, we believe that net sales and profits generated over multiple years after acquiring a customer make marketing the best investment option for any excess cash generated from our operations.

LTV is calculated as the cumulative contribution profit over a period of time attributable to a particular cohort divided by the number of new customers acquired during that period. LTV is calculated on a quarterly basis (i.e., an annual LTV is the aggregate of four consecutive fiscal quarters of LTV). Contribution profit is defined as gross profit, less any customer service variable costs, fulfillment variable costs, and merchant processing fees.

Through 2018, we have successfully driven higher recurring net sales, which, coupled with our improving margins, has resulted in increasing LTV. We believe our customers have longer LTV than most e-commerce retailers due to our cohort stickiness and length of pet ownership. The average length of dog and cat ownership is roughly 18 years, according to a survey by the APPA. Additionally, only 16% of current pet owners would not get another pet if their current pet died, according to the APPA. We typically track LTV on a three-year basis, which, as a multiple of acquisition cost, was 2.4x for the 2015 cohort (our most recent cohort for which a three-year LTV to CAC is available) and continues to grow as it ages. We have included a chart below that shows the ratio of cumulative LTV to CAC for the 2012-2017 cohorts. Our most recent cohorts had similar behavior for ordering our products as prior cohorts.

High Lifetime Value (LTV) of Customer to

Customer Acquisition Cost (CAC) Ratios

Increasing Cohort Profitability

Our cohorts have negative profitability in their first year due to first order economics and acquisition spending, but become profitable by their second year as repeat revenue from the cohort grows, allowing us to reinvest those profits into acquiring more customers and improving our operations. Although additional spending on advertising and marketing may result in higher losses in the year of acquisition, we believe that net sales and profits generated over multiple years after acquiring a customer make marketing the best investment option for any excess cash generated from our operations. For instance, the profitability of our 2015 cohort turned positive in fiscal year 2016, remained largely flat through fiscal year 2017 before increasing slightly in fiscal year 2018. In addition, net sales from our 2015 cohort in fiscal year 2016 were approximately 1.5x fiscal year 2015 net sales, increasing to 1.6x in fiscal years 2017 and 2018. We believe that the 2015 cohort demonstrates the potential long-term recurring profitability of a single cohort and that the 2015 cohort is a fair representation of our overall customer base.

Investments

We believe that we have an opportunity to continue to achieve significant growth due to the secular shift from in-store to online shopping as well as the relatively low unaided awareness of our brand in the marketplace. In order to realize such growth, we anticipate that our operating expenses will grow substantially as we continue to increase our spending on advertising and marketing, hire additional personnel primarily in merchandising, technology, operations, customer service and general and administrative functions and continue to develop features on our website and mobile applications to improve the customer experience. We believe that such investments will increase the number and loyalty of our customers and, as a result, yield positive returns in the long term.

Component of Results of Operations

Net Sales

We derive net sales primarily from sales of both third-party brand and private brand pet food, pet products, pet medications and other pet health products, and related shipping fees. Sales of third-party brand and private brand pet food, pet products and shipping revenues are recorded when products are shipped, net of promotional discounts and refund allowances. Taxes collected from customers are excluded from net sales. Net sales is primarily driven by growth of new customers and active customers, and the frequency with which customers purchase and subscribe to our Autoship subscription program.

We also periodically provide promotional offers, including discount offers, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as a net amount in net sales. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Cost of Goods Sold

Cost of goods sold consists of the cost of third-party brand and private brand products sold to customers, inventory freight, shipping supply costs, inventory shrinkage costs, and inventory valuation adjustments, offset by reductions for promotions and percentage or volume rebates offered by our vendors, which may depend on reaching minimum purchase thresholds. Generally, amounts received from vendors are considered a reduction of the carrying value of inventory and are ultimately reflected as a reduction of cost of goods sold. We expect cost of goods sold to increase on an absolute dollar basis but remain relatively stable or improve as a percentage of net sales over the long term.

Selling, General and Administrative

Selling, general and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources; costs associated with use by these functions, such as depreciation expense and rent relating to facilities and equipment; professional fees and other general corporate costs; share-based compensation; and fulfillment costs.

Fulfillment costs represent costs incurred in operating and staffing fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, payment processing and related transaction costs and responding to inquiries from customers. Included within fulfillment costs are merchant processing fees charged by third parties that provide merchant processing services for credit cards.

We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services. We also anticipate that fulfillment costs will increase on an absolute dollar basis but decrease as a percentage of net sales over the long term. Overall, as we continue to grow as a company, we expect that our selling, general and administrative costs will increase on an absolute dollar basis but decrease as a percentage of net sales over the long term.

Advertising and Marketing

Advertising and marketing expenses consist of advertising and payroll related expenses for personnel engaged in marketing, business development and selling activities. We expect advertising and marketing expenses to increase on an absolute dollar basis but decrease as a percentage of net sales over the long term.

Interest Income (Expense), Net

Interest income (expense), net consists primarily of interest earned on cash and cash equivalents held by us. We expect interest expense to increase in the future in connection with any borrowings under the new revolving credit facility. See “—Other Liquidity Measures—New Revolving Credit Facility.”

Other Income

Other income consists of miscellaneous non-operating income.

Income Tax Provision

Our income tax provision consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Results of Consolidated Operations

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Fiscal Year
($ in thousands)	2016	2017	2018
Consolidated Statements of Operations
Net sales	$900,566	$2,104,287	$3,532,837
Cost of goods sold	750,735	1,736,737	2,818,032

Gross profit	149,831	367,550	714,805
Operating expenses:
Selling, general and administrative	149,581	451,673	589,507
Advertising and marketing	107,677	253,728	393,064

Total operating expenses	257,258	705,401	982,571

Loss from operations	(107,427)	(337,851)	(267,766)
Interest income (expense), net	222	(206)	(124)
Other income	41	—	—

Loss before income tax provision	(107,164)	(338,057)	(267,890)
Income tax provision	—	—	—

Net loss	$(107,164)	$(338,057)	$(267,890)

	Fiscal Year
(% of net sales)	2016	2017	2018
Consolidated Statements of Operations
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	83.4%	82.5%	79.8%

Gross profit	16.6%	17.5%	20.2%
Operating expenses:
Selling, general and administrative	16.6%	21.5%	16.7%
Advertising and marketing	12.0%	12.1%	11.1%

Total operating expenses	28.6%	33.5%	27.8%

Loss from operations	(11.9%)	(16.1%)	(7.6%)

Interest income (expense), net	0.0%	(0.0%)	(0.0%)
Other income	0.0%	0.0%	0.0%

Loss before income tax provision	(11.9%)	(16.1%)	(7.6%)
Income tax provision	0.0%	0.0%	0.0%

Net loss	(11.9%)	(16.1%)	(7.6%)

Fiscal Year 2017 Compared to Fiscal Year 2018

Net Sales

	Fiscal Year
($ in thousands)	2017	2018	$ Change	% Change
Consumables	$1,686,572	$2,811,950	$1,125,378	66.7%
Hardgoods	384,906	632,430	247,524	64.3%
Other	32,809	88,457	55,649	169.6%

Net sales	$2,104,287	$3,532,837	$1,428,550	67.9%

Net sales for fiscal year 2018 increased by $1.4 billion, or 67.9%, to $3.5 billion compared to $2.1 billion in fiscal year 2017. This increase was primarily due to growth in our customer base, with the number of active customers increasing by 3.8 million, or 55.9%, in fiscal year 2018 compared to fiscal year 2017, along with the increased spending among our customers. In addition, the introduction of our private brands contributed to our growth in net sales with the launch of our first hardgoods private brand, Frisco, in late 2016 and two consumables private brands, American Journey and Tylee’s, in 2017. From fiscal year 2017 to fiscal year 2018, private brands net sales grew 136.4%, and represented approximately 5.3% of total net sales for the company.

Cost of Goods Sold and Gross Profit

	Fiscal Year
($ in thousands)	2017	2018	$ Change	% Change
Cost of goods sold	$1,736,737	$2,818,032	$1,081,295	62.3%
Gross profit	$367,550	$714,805	$347,255	94.5%
Gross margin	17.5%	20.2%

Cost of goods sold for fiscal year 2018 increased by $1.1 billion, or 62.3%, to $2.8 billion compared to $1.7 billion in fiscal year 2017. This increase was primarily due to a 69.4% increase in orders shipped and associated product costs, outbound freight, and shipping supply costs. The increase in cost of goods sold was lower than the increase in orders on a percentage basis, primarily due to lower product costs.

Gross profit for fiscal year 2018 increased by $347.3 million, or 94.5%, to $714.8 million compared to $367.6 million in fiscal year 2017. This increase was primarily due to the year-over-year increase in net sales as described above. Gross profit as a percentage of net sales for fiscal year 2018 increased by 2.7 pts compared to fiscal year 2017, primarily due to lower product costs.

Selling, General and Administrative

	Fiscal Year
($ in thousands)	2017	2018	$ Change	% Change
Selling, general and administrative	$451,673	$589,507	$137,834	30.5%
As a percentage of net sales	21.5%	16.7%

Selling, general and administrative expenses for fiscal year 2018 increased by $137.8 million, or 30.5%, to $589.5 million compared to $451.7 million in fiscal year 2017. This increase was primarily due to an increase of $144.9 million in fulfillment costs largely attributable to increased investments to support overall growth of our business, including the opening of a new fulfillment center and the expansion of customer service headcount. We also expanded our corporate office and increased headcount in IT, merchandising, and other corporate departments, resulting in an increase in compensation and facilities expense and other general and administrative items of $66.9 million. The remaining increase in selling, general and administrative expenses in fiscal year 2018 was due to an increase in depreciation and amortization of $10.7 million. Further, included in fiscal year 2017 were one-time expenses of $33.9 million for compensation expenses to our employees and $28.1 million of acquisition-related costs incurred for our benefit as part of PetSmart’s acquisition of us. Additionally, included in fiscal year 2017 were non-income tax based reserves of $22.5 million.

Advertising and Marketing

	Fiscal Year
($ in thousands)	2017	2018	$ Change	% Change
Advertising and marketing	$253,728	$393,064	$139,336	54.9%
As a percentage of net sales	12.1%	11.1%

Advertising and marketing expenses for fiscal year 2018 increased by $139.3 million, or 54.9%, to $393.1 million compared to $253.7 million in fiscal year 2017. This increase was primarily due to an increase in advertising and marketing through existing channels, which resulted in a $127.2 million increase in advertising and marketing spending in fiscal year 2018 and contributed to an increase in the number of active customers by 3.8 million, or 55.9%, in fiscal year 2018. The remaining increase of $12.1 million in advertising and marketing expense in fiscal year 2018 was primarily due to increased spending as part of the continued effort to deliver the “WOW” experience to our customers.

Interest Income (Expense), Net

	Fiscal Year
($ in thousands)	2017	2018	$ Change	% Change
Interest income (expense), net	$(206)	$(124)	$82	39.8%
As a percentage of net sales	(0.0%)	(0.0%)

Interest income (expense), net for fiscal year 2018 increased by $0.1 million, or 39.8%, to $(0.1) million compared to $(0.2) million in fiscal year 2017. This increase was primarily due to the retirement of our revolving credit facility in fiscal year 2017 as a result of PetSmart’s acquisition of us.

Other Income

Other income was zero for fiscal year 2018 and fiscal year 2017.

Income Tax Provision

Income tax provision was zero for fiscal year 2018 and fiscal year 2017 as we maintained a full valuation allowance against our net deferred tax assets.

Fiscal Year 2016 Compared to Fiscal Year 2017

Net Sales

	Fiscal Year
($ in thousands)	2016	2017	$ Change	% Change
Consumables	$755,603	$1,686,572	$930,969	123.2%
Hardgoods	140,677	384,906	244,229	173.6%
Other	4,286	32,809	28,523	665.5%

Net sales	$900,566	$2,104,287	$1,203,721	133.7%

Net sales for fiscal year 2017 increased by $1.2 billion, or 133.7%, to $2.1 billion compared to $900.6 million in fiscal year 2016. This increase was primarily due to growth in our customer base, with the number of active customers increasing by 3.8 million, or 123.8%, in fiscal year 2017 compared to fiscal year 2016, along with the increase in spending among our customers. In addition, the introduction of our private brands contributed to our growth in net sales with the launch of our first hardgoods private brand, Frisco, in late 2016 and two consumables private brands, American Journey and Tylee’s, in 2017. Private brands net sales grew 601.8% from fiscal year 2016 to fiscal year 2017, and represented 3.7% of total net sales for the company.

Cost of Goods Sold and Gross Profit

	Fiscal Year		$ Change	% Change
($ in thousands)	2016	2017
Cost of goods sold	$750,735	$1,736,737	$986,002	131.3%
Gross profit	$149,831	$367,550	$217,719	145.3%
Gross margin	16.6%	17.5%

Cost of goods sold for fiscal year 2017 increased by $986.0 million, or 131.3%, to $1.7 billion compared to $750.7 million in fiscal year 2016. This increase was primarily due to a 149% increase in orders shipped and associated product costs, outbound freight, and shipping supply costs. The increase in cost of goods sold was lower than the increase in orders on a percentage basis, primarily due to lower freight and packaging costs and higher vendor rebates.

Gross profit for fiscal year 2017 increased by $217.7 million, or 145.3%, to $367.6 million compared to $149.8 million in fiscal year 2016. This increase was primarily due to the year-over-year increase in net sales described above. Gross profit as a percentage of net sales for fiscal year 2017 increased by 0.9% compared to fiscal year 2016, primarily due to lower freight and packaging costs and higher vendor rebates.

Selling, General and Administrative

	Fiscal Year		$ Change	% Change
($ in thousands)	2016	2017
Selling, general and administrative	$149,581	$451,673	$302,092	202.0%
As a percentage of net sales	16.6%	21.5%

Selling, general and administrative expenses for fiscal year 2017 increased by $302.1 million, or 202.0%, to $451.7 million compared to $149.6 million in fiscal year 2016. This increase was primarily due to an increase of $155.1 million largely attributable to increased investments to support the overall growth of our business, including the opening of three new fulfillment centers and the expansion of our customer service headcount. We also opened two new customer service centers, a second corporate office, and increased headcount in IT, merchandising, and other corporate departments, resulting in an increase in compensation and facilities expense and other general and administrative expenses of $55.0 million. Further, included in fiscal year 2017 are one-time expenses of $33.9 million for compensation expenses to our employees and $28.1 million of acquisition-related costs incurred for our benefit as part of PetSmart’s acquisition of us. The remaining increase in selling, general and administrative expenses in fiscal year 2017 was due to an increase in non-income tax based reserves of $22.5 million and an increase in depreciation and amortization of $7.5 million.

Advertising and Marketing

	Fiscal Year		$ Change	% Change
($ in thousands)	2016	2017
Advertising and marketing	$107,677	$253,728	$146,051	135.6%
As a percentage of net sales	12.0%	12.1%

Advertising and marketing expenses for fiscal year 2017 increased by $146.1 million, or 135.6%, to $253.7 million compared to $107.7 million in fiscal year 2016. This increase was primarily due to the launch of new advertising and marketing channels in the third quarter of fiscal year 2016 and an increase in advertising and marketing through existing channels, which resulted in a $137.5 million increase in advertising and marketing spending in fiscal year 2017 and contributed to an increase in the number of active customers by 3.8 million, or 123.8%, in fiscal year 2017. The remaining increase of $8.6 million in advertising and marketing expenses in fiscal year 2017 was primarily due to increased spending as part of the continued effort to deliver the “WOW” experience to our customers.

Interest Income (Expense), Net

	Fiscal Year
($ in thousands)	2016	2017	$ Change	% Change
Interest income (expense), net	$222	$(206)	$(428)	(192.8%)
As a percentage of net sales	0.0%	(0.0%)

Interest income (expense), net for fiscal year 2017 decreased by $0.4 million, or 192.8%, to $(0.2) million compared to $0.2 million in fiscal year 2016. The decrease was primarily due to the write-off of capitalized debt issuance costs in connection with the retirement of our revolving credit facility as a result of PetSmart’s acquisition of us.

Other Income

	Fiscal Year
($ in thousands)	2016	2017	$ Change	% Change
Other income	$41	$—	$(41)	(100.0%)
As a percentage of net sales	0.0%	—

Other income was not material for fiscal year 2017 and fiscal year 2016.

Income Tax Provision

Income tax provision was zero for fiscal year 2017 and fiscal year 2016 as we maintained a full valuation allowance against our net deferred tax assets.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated results of operations data for each of the quarterly periods in our fiscal years ended January 28, 2018 and February 3, 2019. Our unaudited quarterly results of operations data have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods in accordance with generally accepted accounting principles in the United States. Our historical results are not necessarily indicative of the results that may be expected in the future and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year. This data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	13 Weeks Ended
($ in thousands)	April 30, 2017	July 30, 2017	October 29, 2017	January 28, 2018	April 29, 2018	July 29, 2018	October 28, 2018	February 3, 2019
Consolidated Statements of Operations
Net sales	$412,663	$491,167	$550,459	$649,998	$763,462	$805,587	$875,630	$1,088,158
Cost of goods sold	336,610	405,435	456,065	538,627	613,474	639,711	703,589	861,258

Gross profit	76,053	85,732	94,394	111,371	149,988	165,876	172,041	226,900
Operating expenses:
Selling, general and administrative	72,971	136,860	117,944	123,898	$123,152	$139,748	$150,373	$176,234
Advertising and marketing	57,594	60,597	63,209	72,328	86,661	89,263	100,163	116,977

Total operating expenses	130,565	197,457	181,153	196,226	209,813	229,011	250,536	293,211

Loss from operations	(54,512)	(111,725)	(86,759)	(84,855)	(59,825)	(63,135)	(78,495)	(66,311)
Interest income (expense), net	70	(379)	1	102	10	21	(122)	(33)
Income tax provision	—	—	—	—	—	—	—	—

Net loss	$(54,442)	$(112,104)	$(86,758)	$(84,753)	$(59,815)	$(63,114)	$(78,617)	$(66,344)

Quarterly Net Sales Trends

Quarterly net sales increased quarter-over-quarter in each period presented above primarily due to growth in our customer base and increased spending by our customers.

Quarterly Cost of Goods Sold and Gross Profit Trends

Quarterly cost of goods sold increased quarter-over-quarter in each period presented above primarily due to increases in orders shipped and associated product costs, outbound freight, and shipping supply costs.

Quarterly gross profit generally increased quarter-over-quarter in each period presented above primarily due to the increase in net sales.

Quarterly Operating Expenses Trends

Quarterly operating expenses have generally increased quarter-over-quarter in each period presented above primarily due to an increase in fulfillment costs largely attributable to increased investments to support overall growth of our business, the expansion of headcount, and spending to increase the number of active customers.

Liquidity and Capital Resources

Since our inception, we have financed our operations and capital expenditures primarily through sales of convertible redeemable preferred stock, cash flows generated by operations, our previous revolving credit facility, and net receivables/payables from PetSmart. Our principal sources of liquidity following this offering are expected to be our cash and cash equivalents and our new revolving credit facility. Cash and cash equivalents consist primarily of cash on deposit with banks and investments in money market funds. Cash and cash equivalents totaled $88.3 million as of February 3, 2019, an increase of $19.5 million from January 28, 2018.

We believe that our cash and cash equivalents and availability under our new revolving credit facility will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. In addition, we may choose to raise additional funds at any time through equity or debt financing arrangements, which may or may not be needed for additional working capital, capital expenditures or other strategic investments. Our opinions concerning liquidity are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity could be adversely affected. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus titled “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may be unable to secure additional financing to meet our operating requirements on terms favorable to us, or at all.

Historical Cash Flows

	Fiscal Year
($ in thousands)	2016	2017	2018
Net cash provided by (used in) operating activities	$7,252	$(79,747)	$(13,415)
Net cash provided by (used in) investing activities	(22,272)	(195,804)	31,838
Net cash provided by financing activities	74,731	187,849	1,141

Operating Activities

Cash provided by operating activities consisted of net loss adjusted for non-cash items, including depreciation and amortization, share-based compensation expense and certain other non-cash items, as well as the effect of changes in working capital and other activities.

Net cash used in operating activities was $13.4 million for fiscal year 2018, primarily consisting of $267.9 million of net loss, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $23.2 million and $14.4 million of share-based compensation expense, as well as a $196.9 million decrease in cash consumed by working capital primarily driven by an increase in our accounts payable and accrued expenses and other current liabilities offset by higher inventories, prepaid expenses, and other current assets and accounts receivable.

Net cash used in operating activities was $79.7 million for fiscal year 2017, primarily consisting of $338.1 million of net loss, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $12.5 million and $11.2 million of share-based compensation expense, as well as a $200.4 million decrease in cash consumed by working capital primarily driven by an increase in our accounts payable and accrued expenses and other current liabilities and offset by higher inventories, prepaid expenses and other current assets and accounts receivable. Excluding the impact of expenses associated with PetSmart’s acquisition of us in 2017, net cash used in operating activities would have been $16.9 million for fiscal year 2017.

Net cash provided by operating activities was $7.3 million for fiscal year 2016, primarily consisting of $107.2 million of net loss, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $5.0 million and $5.2 million of share-based compensation expense, as well as a $100.6 million decrease in cash consumed by working capital primarily driven by an increase in our accounts payable and accrued expenses and other current liabilities and offset by higher inventories, prepaid expenses and other current assets and accounts receivable.

Investing Activities

Our primary investing activities consisted of purchases of property and equipment, mainly for the launch and expansion of our physical fulfillment capabilities, as well as purchases of servers and networking equipment, leasehold improvements, and capitalization of labor related to our website, mobile applications, and software development at our new facilities.

Net cash provided by investing activities was $31.8 million for fiscal year 2018, primarily consisting of $76.0 million of cash reimbursements net of advances from PetSmart, partially offset by $44.2 million of capital expenditures related to the launch of new fulfilment centers, the expansion of corporate and customer services offices, and additional investments in IT hardware and software. Net cash used in investing activities was $195.8 million for fiscal year 2017, primarily consisting of $155.5 million of net cash advances provided to PetSmart and $40.3 million of costs related to the launch of three new fulfillment centers, the expansion of corporate and customer service offices, and additional investments in IT hardware and software. For fiscal year 2016, net cash used in investing activities was $22.3 million, primarily related to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $1.1 million for fiscal year 2018, primarily consisting of a $1.3 million contribution from PetSmart, partially offset by $0.2 million of principal repayments of capital lease obligations. Net cash provided by financing activities was $187.8 million for fiscal year 2017, primarily consisting of $125.0 million in proceeds from the issuance of Series F convertible redeemable preferred stock in April 2017 and the contribution from PetSmart of $62.9 million. For fiscal year 2016, net cash provided by financing activities was $74.7 million, primarily consisting of $75.0 million in proceeds from the issuance of Series E convertible redeemable preferred stock.

Other Liquidity Measures

New Revolving Credit Facility

In connection with this offering, we plan to enter into a new five-year senior secured asset-backed credit facility (the “new revolving credit facility”) providing for non-amortizing revolving loans in an aggregate principal amount of up to $300 million, subject to a borrowing base comprised of, among other things, inventory and sales receivables (subject to certain reserves), for working capital and other general corporate purposes. The new revolving credit facility is expected to provide us the right to request incremental commitments and add incremental asset-based revolving loan facilities in an aggregate principal amount of up to $100 million, subject to customary conditions.

Borrowings under the new revolving credit facility will bear interest at a rate per annum equal to an applicable margin, plus, at our option, either a base rate or a LIBOR rate. The applicable margin will generally be determined based on our average excess liquidity during the immediately preceding fiscal quarter as a percentage of the maximum borrowing amount under the facility, and will be between 0.25% and 0.75% for base rate loans and between 1.25% and 1.75% for LIBOR loans. We will also be required to pay a commitment fee of between 0.25% and 0.375% in respect of the undrawn portion of the commitments, which will generally be based on average daily usage of the facility.

All obligations under the new revolving credit facility will be guaranteed on a senior secured first-lien basis by our wholly-owned domestic subsidiaries, subject to certain exceptions, and secured, subject to permitted liens and other exceptions, by a perfected first-priority security interest in substantially all of our assets.

The new revolving credit facility will contain a number of covenants that, among other things, restrict our ability to:

•	incur or guarantee additional debt and issue certain equity securities;

•	make certain investments and acquisitions;

•	make certain restricted payments and payments of certain indebtedness;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

Each of these restrictions will be subject to various exceptions.

In addition, the new revolving credit facility is expected to require us to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the facility is less than the greater of 10% of the maximum borrowing amount and $30 million for a certain period of time.

The new revolving credit facility will also contain certain customary affirmative covenants and events of default for facilities of this type, including an event of default upon a change in control.

Intercompany Loan Agreements

We and PetSmart are parties to an intercompany loan agreement pursuant to which each party may make loans from time to time to the other. As of May 5, 2019, PetSmart owed us approximately $74.7 million under the agreement. In the event we sign an underwriting agreement pursuant to which we will receive substantially the amount of net proceeds from the sale of shares of Class A common stock by us in this offering as described in “Use of Proceeds”, we and PetSmart may terminate the agreement prior to completion of this offering without cash repayment of the outstanding loans, in which case we would not receive any cash or other consideration in repayment of the loan.

Contractual Obligations

The following table summarizes our contractual obligations as of February 3, 2019.

		Payments Due by Periods
($ in thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$298,106	$32,207	$73,675	$63,375	$128,849
Advertising purchase commitments	7,662	7,662	—	—	—
Services purchase commitments	7,915	3,519	3,735	661	—

Total	$313,683	$43,388	$77,410	$64,036	$128,849

We lease all of our fulfillment and customer service centers, corporate offices and certain equipment under non-cancelable operating leases. These leases expire at various dates through 2031.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, net sales, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Please refer to Note 2 to the accompanying consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition

We recognize revenues from product sales when the customer orders an item through our website or mobile applications via the electronic shopping cart, funds are collected from the customer and the item is shipped from one of the Company’s fulfillment centers and delivered to the carrier. Revenue is recognized on a gross basis as the Company is (i) the primary entity responsible for fulfilling the promise to provide the specified products in the arrangement with the customer and provides the primary customer service for all products sold on our website or mobile applications, (ii) has inventory risk before the products have been transferred to a customer and maintains inventory risk upon accepting returns, and (iii) has discretion in establishing the price for the specified products sold on our website or mobile applications.

We generate net sales from sales of pet food, pet products, pet medications and other pet health products, and related shipping fees.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. To encourage customers to purchase its products, the Company periodically provides incentive offers. Generally, these promotions include current discount offers, such as percentage discounts off current purchases and other similar offers. These offers, when accepted by customers, are treated as a reduction to the transaction price. Revenue typically consists of the consideration received from the customer when the order is executed less a refund allowance, which is estimated using historical experience.

Taxes collected from customers for remittance to governmental authorities are excluded from net sales.

Inventories and Cost of Goods Sold

Our inventories represent finished goods, consist of products available for sale and are accounted for using the first-in, first-out method and valued at the lower of cost or net realizable value.

Inventory costs consist of product and inbound shipping and handling costs. Inventory valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or returns to product vendors. Inventory valuation losses are recorded as cost of goods sold.

Cost of goods sold includes the purchase price of inventory sold, freight costs associated with inventory, shipping supply costs, inventory shrinkage costs and valuation adjustments and reductions for promotions and discounts offered by our vendors.

We have agreements with vendors to receive funds for promotions and either percentage or volume rebates. We primarily receive agreed upon percentage rebates from vendors. However, certain of our vendor rebates are dependent upon reaching minimum purchase thresholds. Generally, amounts received from vendors are considered a reduction of the carrying value of our inventory and, therefore, such amounts are ultimately recorded as a reduction of cost of goods sold in our consolidated statement of operations.

Loss Contingencies

We may be involved in legal proceedings, claims, and regulatory, tax, or government inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies. We accrue for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. We do not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, we disclose the range of such reasonably possible losses. Loss contingencies considered remote are generally not disclosed.

Income Taxes

As a result of our corporate conversion in March 2016, we became subject to U.S. federal, state and local corporate income taxes. Prior to this, Chewy was a limited liability company treated as a partnership and therefore was not a taxpaying entity for federal, state and local income tax purposes. Accordingly, Chewy.com, LLC’s taxable loss was allocated to its members in accordance with its Limited Liability Company Agreement.

Subsequent to PetSmart’s acquisition of us, we are included in the consolidated U.S. federal and in certain state income tax returns of PetSmart. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our consolidated financial statements are based on the separate return method and have been estimated as if we were a separate taxpayer from PetSmart.

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred taxes are measured using enacted tax rates to be in effect when it is expected that these assets or liabilities are realized or settled. Deferred tax assets are reduced by a valuation allowance for any portion that is not more likely than not to be realized. Valuation allowances as of January 28, 2018 and February 3, 2019 were principally to offset certain deferred tax assets for net operating loss carryforwards.

Share-Based Compensation

We measure the cost of employee services received in exchange for a grant of a share-based award, including stock option awards, restricted stock awards (“RSAs”) and profits interest units (“PIUs”), using the grant-date fair value of the award. We estimate the fair value of each share-based compensation award on the date of grant using the Black-Scholes model and recognize share-based compensation expense in our consolidated statements of operations over the period during which the required services are provided to us on a straight-line basis. The measurement of share-based compensation to non-employees requires the fair value of an award to be remeasured at fair value as the award vests.

The Black-Scholes model requires the use of several variables to estimate the grant-date fair value of our share-based compensation awards including expected term, expected volatility and risk-free interest rates. We estimate forfeitures for our share-based compensation awards and recognize compensation cost only for those awards expected to vest. Forfeiture rates are determined for employees and non-employees based on historical experience and our estimate of future vesting and are adjusted from time to time based on actual forfeitures.

Common Stock Valuation

The fair value of our equity instruments has historically been determined based on information available at the time of granting. Given the absence of a public trading market for our equity, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our management has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our equity instruments at each grant date.

These factors included:

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the underlying equity instruments, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our shares; and

•	the market performance of comparable publicly traded companies.

In valuing our equity instruments, we determined the equity value of our business using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows.

Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted net sales and discounting that value to the present value using the same weighted average cost of capital applied to the forecasted periods.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Following this offering, it will not be necessary to determine the fair value of our common stock using this valuation approach as shares of our common stock will be traded in the public market.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As a result of PetSmart’s acquisition of us, on May 31, 2017, Ernst & Young LLP (the “Former Auditor”) was dismissed as our independent registered public accounting firm. Our board of directors approved the dismissal of the Former Auditor on May 31, 2017.

The Former Auditor’s audit report on our consolidated financial statements for fiscal year 2016 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2016 and 2015, and through the subsequent interim period on or prior to dismissal, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided the Former Auditor with a copy of the disclosures that it is making in this Registration Statement on Form S-1 prior to the time this Registration Statement was publicly filed with the SEC. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein, a copy of which will be filed by amendment as Exhibit 16.1 hereto.

Effective May 31, 2017, our board of directors appointed Deloitte & Touche LLP as its new independent registered public accounting firm. During the fiscal years ended December 31, 2016 and 2015, and the subsequent interim period through May 31, 2017, neither we nor anyone acting on our behalf has consulted with Deloitte & Touche LLP with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte & Touche LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

Quantitative and Qualitative Disclosures About Market Risk

We have operations only within the U.S. and therefore do not have foreign currency exposure. We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Risk

Our cash equivalents consist primarily of demand and money market accounts and have an original maturity date of 90 days or less. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short term nature of these instruments. Any future borrowings incurred under the new revolving credit facility would accrue interest at a floating rate based on a formula tied to certain market rates at the time of incurrence. A 10% increase or decrease in interest rates would not have a material effect on our interest income or expense.

OUR BUSINESS

Overview

Our mission is to be the most trusted and convenient online destination for pet parents everywhere. Since our launch, we have created the largest pure-play pet e-tailer in the United States, offering virtually everything a pet needs. We believe that we are the preeminent online destination for pet parents as a result of our broad selection of high-quality products, which we offer at great prices and deliver with an exceptional level of care and a personal touch. We are the trusted source for pet parents and continually develop innovative ways for our customers to engage with us. We partner with more than 1,600 of the best and most trusted brands in the pet industry, and we create and offer our own outstanding private brands. The loyalty of our customers has helped us deliver more than 100 million orders since 2011. From fiscal year 2012 to fiscal year 2018, our net sales per active customer grew from $223 to $334 and our net sales grew from $26 million to $3.5 billion. In addition, Autoship customer sales have grown from $115 million in fiscal year 2014 to $2.3 billion in fiscal year 2018.

We launched Chewy in 2011 to bring the best of the neighborhood pet store shopping experience to a larger audience, enhanced by the depth and wide selection of products and around-the-clock convenience that only e-commerce can offer. At Chewy, we love pets and pet parents. We view pets as family and are obsessed with serving pet parents by meeting all of their needs and exceeding expectations through every interaction. Over the past seven years, we have successfully created a customer-centric culture, striving to “WOW” our customers through exceptional customer service and expert advice available around the clock, every day of the year. Our high-quality service and customer satisfaction are demonstrated by our strong Net Promoter Score, which we have calculated to be 86 for fiscal year 2018. Through our website and mobile applications, we offer our customers more than 45,000 products, compelling merchandising, an easy and enjoyable shopping experience, and exceptional customer service. In addition, our Autoship subscription program makes shopping with us even easier, providing pet parents with a convenient and flexible automatic reordering process.

Growth in Net Sales

Our Industry

The pet industry in the United States—including food, supplies, veterinary services, and non-medical services—is a growing and highly-attractive market, with 2017 sales reaching approximately $70 billion.

Pet Products and Services Market by Product

Source: APPA 2018, Packaged Facts.

Some key characteristics of the pet industry include:

•

Projected growth in pet spending: According to Packaged Facts, spending on pet products and services grew at a 5.4% CAGR from 2012 to 2017 and is projected to continue its historically consistent growth at a 4.2% CAGR from 2017 to 2022.

•

Rapid shift to online, with significant remaining runway: The pet industry, like many others in the United States, is in the midst of a shift from in-store to online purchases, with e-commerce representing a 14% share of the food and supplies market segment in 2017, up from 4% in 2015, and projected to grow to approximately 25% by 2022. We believe that the secular trend toward online shopping can continue for a significant period as online pet product spending remains relatively low compared to some other sectors. According to third-party estimates, online spending on pet food and supplies is calculated to be $6 billion in 2017, and is expected to grow at a 17% CAGR from 2017 to 2022 as a result of the secular shift from offline to online spending and the expected consistent growth in overall market spending—though third-party estimates have historically under-forecast the speed of the shift from in-store to online.

Projected Growth in Online Penetration

Source:	Packaged Facts, Euromonitor 2018. Pet care includes pet food and pet products and excludes veterinary supplies and services as well as non-medical services.

•

Growth in number of households with pets: As of December 31, 2016, there were almost 85 million households in the United States with at least one pet, up from nearly 73 million in 2010, according to the APPA. The growth in pet households occurred across generations, with the percentage of young adults (ages 18 to 24) that own dogs or cats growing from approximately 44% in 2010 to approximately 53% in 2017, according to Packaged Facts.

•

“Pet humanization” driving higher spending per pet: Pet parents increasingly view pets as part of the family and are willing to spend increasingly larger dollar amounts on higher-quality goods and services for those family members. According to Packaged Facts, approximately 90% of dog owners and 86% of cat owners in 2018 considered their pets to be a part of the family.

The pet humanization trend manifests in multiple ways in the United States, such as the following:

•

Premium Consumables: There is an increased focus on the impact of diet on pet health, leading to higher spending per pet on premium, healthier pet foods that are more expensive. Half of dog and cat owners feel that natural/organic brand pet products are often better than standard national brand products, according to Packaged Facts. Approximately 75% of pet product buyers in 2018 were willing to pay more for healthier pet food products, up from 67% in 2015, according to Packaged Facts.

•

Healthcare: Spending on pet healthcare, including pet drug prescriptions and pet health insurance, has increased. According to the APPA, approximately 25% of dog and cat owners would prioritize their pets over themselves when considering large medical expenses while another 25% were not sure who they would prioritize. In addition, approximately 75% of dog owners and more than 50% of cat owners gave their pet a medication or drug in 2016. Furthermore, 10% of dog owners and 5% of cat owners carried health insurance for their pets in 2016, up from 4% of dog owners and 1% of cat owners in 2010.

Pet Medication Market Continues to Grow

(market size, $ in billions)

Source:	Packaged Facts.

•

Services: Annual spending on non-medical pet services (including grooming, boarding, sitting, walking, and training) grew 25% from $105 per pet-owning household in 2013 to $131 in 2017, according to Packaged Facts.

•

Consistency of spending and resilience during economic downturns: Spending on pets is a necessity and most customers purchase frequently and in regular intervals. The pet industry is one of the most resilient categories during economic downturns because of the nature of the pet parent / pet relationship. For example, during the recession of 2008 to 2010, overall consumer spending in the United States declined while pet spending in the United States increased by 12%, according to the APPA. In 2010 alone, spending in the United States on entertainment fell 7.0%, food fell 3.8%, housing fell 2.0% and apparel and services fell 1.4%, according to the U.S. Bureau of Labor Statistics, while spending on pets rose 6.2%, according to the APPA.

U.S. Pet Industry Grew During the Recession of 2008 to 2010

(market size, $ in billions)

Source: APPA (2005-2018E).

•

Highly fragmented industry: The retail pet products industry is highly fragmented, with e-commerce sales continuing to grow faster than the overall market and the market share of brick-and-mortar competitors rapidly shifting to e-commerce.

Pet Care Is a Fragmented Industry

Source:	Packaged Facts 2018. Pet care includes pet food and pet products and excludes veterinary supplies and services as well as non-medical services.

•

Low seasonality: We benefit from an industry that experiences relatively low seasonality in consumer demand. This low seasonality provides us with more predictable net sales and allows us to optimize asset utilization and inventory levels.

What Sets Us Apart

We are a passionate group of people who love pets of all breeds, types, shapes, and sizes. We believe that pet parents are attracted to our trusted and convenient offering of high-quality products via our versatile e-commerce platform, and that they continue to shop with us because we offer personalized, high-touch customer service to every customer, every day, and in every interaction.

Our Value Proposition to Customers

Our value proposition to customers is driven by our broad selection of high quality products at competitive prices, an easy and enjoyable shopping experience, fast and reliable delivery options, including our convenient Autoship subscription program, and strong commitment to serving and bringing delight to our loyal customers. We are dedicated to customer service and believe that this sets us apart from our competitors. We have almost 10,000 team members, known as “Chewtopians,” in 12 locations across the United States, who are available to serve our customers 24/7 every single day of the year. We believe that our customers are loyal because we strive to provide exceptional service every time they interact with us. Our highly trained and passionate CSRs are available to provide the type of tailored, knowledgeable service and guidance that customers can usually find only at the highest quality neighborhood pet stores. Our high-quality service and customer satisfaction are demonstrated by our Net Promoter Score, which we have calculated to be 86 for fiscal year 2018. Our customer service is further enhanced by our internally developed technology platform, which serves our customers through its easy-to-use functionality, and by offering everything from educational resources to 24/7 access to our online pet experts.

Our Value Proposition to Partners

We believe that the rapid growth of our customer base and net sales, coupled with our versatile e-commerce platform, provide our partners with the opportunity to grow their brands. Our partners benefit from our investments in cutting-edge technology and educational resources, including free educational videos about their products. In addition, our Autoship subscription program leads to increased repeat orders of our partners’ products by our customers. Our robust distribution and fulfillment network also benefits our partners by providing fast and reliable delivery options for their products.

Our Strengths

•	Chewy’s commitment to customer service is the core of our brand, and our customers love us for it:

•

Customer centricity: Everything about our company is organized around our commitment to provide an exceptional customer experience. We make the shopping experience easy and enjoyable, and that makes finding and buying the right product an amazing start to the customer journey. We provide competitive prices, customizable and convenient automatic reordering, and fast and reliable order delivery.

•

Customer service expertise that is knowledgeable and empowered: Our CSRs share a common bond: they love pets. This shared passion is evident in every interaction they have with our customers, whether via phone, email, or interactive live-chat. In addition, contacting us is easy, with virtually all customer calls being answered in less than six seconds. From the moment they join Chewy, our CSRs receive extensive training from our knowledgeable team, learning the ins and outs of the world of pets and our product offering. Thereafter, they continue learning about brands and pets of all types via recurring training sessions available to CSRs. This allows them to further hone their ability to deliver highly specialized, informed, and authentic advice to our customers.

•

Engaging with customers on a personalized level: We empower our CSRs to go above and beyond for our customers, and they do so with the knowledge that our commitment to our customers is our number one priority. We engage with pet parents thousands of times per day, and we embrace the opportunity to “WOW” our customers each time, from surprising them with a hand-painted pet portrait to sending flowers to a family who has recently lost their pet. In addition, we have developed integrated technology that enables us to capture personalized profiles for each of our customers as well as their pets so that we may provide them with personalized recommendations. The expertise of our CSRs, combined with the powerful tools that we provide them, allows us to deliver a high-touch and high-quality experience to our customers, which we believe results in higher retention rates.

•

We offer the widest assortment of pet products available of any pet specialty retailer—and we continue to grow that assortment—which we offer at competitive prices: We carry more than 1,600 carefully selected brands, representing the best and most popular products, and we regularly add new ones as we strive to offer everything that pet parents may want for their pets. In addition, we offer a wide range of free educational media (such as blogs and videos on our website) to enhance our product offering and the buying experience, helping pet parents choose the right product for their pet.

•

We have a loyal customer base whose spending with us grows over time, underscoring our value proposition: Our customers spend more on average the longer they remain active, increasing their total spending with us after the first year from their initial order. Customers who remain active on our site spend an average of three to four times as much in their third year as they did in their first year, and total net sales across all customers in that cohort increase over time, reaching approximately 1.5x their first year sales. This consistency in spending by our customers provides us with a relatively predictable revenue stream over long periods of time, giving us confidence in our investment strategy. Payback on customer acquisition is relatively fast and improves as we gain a greater share of our customers’ wallets. Autoship customer sales represented approximately 66% of our net sales in fiscal year 2018, demonstrating the strong customer retention of our platform.

•

Our highly efficient and effective distribution network provides exceptional delivery with ongoing cost advantages and superior customer service: Our strategic placement of seven fulfillment centers across the United States enables us to cost-efficiently ship to approximately 80% of the U.S. population overnight and almost 100% in two days. The high volume of our sales, high participation rate in our Autoship subscription program, and relatively low seasonality of our business allow us to optimize asset utilization across our network and lower our fixed and variable cost per unit and our inventory levels.

•

We have positive unit economics and high customer retention rates: We realize increasing profitability from repeat customer orders, and we continue to optimize our operations to expand our margins. Our economic model has demonstrated exceptional retention rates and in fiscal year 2018 our business achieved 120% of sales from our existing customer base from the prior fiscal year. Our embedded growth from existing customers is supported by the ease and convenience of our Autoship subscription program and the exceptional customer experience that we provide. Our marketing programs, coupled with our high customer retention rates, yield high returns on investment, which in turn enable us to continue to invest in growth. All of these attributes work together to form the backbone of our superior business model.

•

We deploy capital efficiently: We invest cash flow generated from our existing customer base to attract new customers. Given the fast and consistent payback levels from our customers, we invest free cash flow in marketing to attract new customers. We have grown from $204 million in net sales in fiscal year 2014 to $3.5 billion in net sales in fiscal year 2018 while using only $143 million of free cash flow across fiscal years 2015 to 2018 (excluding one-time cash expenses associated with PetSmart’s acquisition of us in 2017).

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Our technology platform is scalable: Our advanced technology platform was developed to enable us to grow our sales volume and increase the number of active customers while reducing marginal transaction and operational costs. Given the significant fixed-cost component of our technology platform, we expect that our cost per transaction will continue to decrease as our sales volume grows. The scalability and integrated nature of our technology platform also allow us to run our operations in a cost-efficient manner by decreasing the number of operational personnel and automating many of our planning and fulfillment processes. For example, we have significantly improved our processes for picking and packing orders through better forecasting, inventory placement, and optimal labor planning. Our customer service model, while “high touch,” provides our CSRs with up-to-date customer data and cutting-edge tools to optimize their productivity. As we continue to grow, we expect that we will be able to further scale our fixed costs.

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Our partnership with PetSmart provides us with increased scale and reach: Chewy and PetSmart enjoy a shared commitment to pets and pet parents and work closely to leverage our combined scale to lower costs and pass the savings on to our customers. We coordinate purchases across our operations, reducing costs and enabling us to invest those savings in growth. We use our individual strengths, such as a large physical network of more than 1,600 PetSmart stores and the scale and convenience of our e-commerce platform, to bring a more complete catalog to our customers. In late 2018, PetSmart began selling our American Journey products at more than 800 of its stores, and we began offering PetSmart’s Authority brand products on Chewy.com.

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We have a strong and experienced management team: We have a strong management team with experience that spans e-commerce, technology, retail, logistics and hospitality. Our management team is led by our Chief Executive Officer, Sumit Singh, who previously served as our Chief Operating Officer. Sumit has spent more than 16 years in the e-commerce and tech industry, bringing extensive experience from companies like Amazon, where he most recently served as the former Worldwide Director of Amazon’s Consumables businesses (Fresh and Pantry) and Director and General Manager of Amazon’s North American Merchant Fulfillment and Third-party business.

Our Growth Strategy

We believe that we are still early along our growth path and we are focused on growing both our net sales and expanding our margins through a number of different strategies, including:

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Continue to grow sales from our existing customer base: We seek to expand our share of our customers’ wallets by broadening the selection of products that we offer as well as improving customer engagement. Customers have historically spent more per purchase on our website and mobile applications after their first year as they discover the wide range of our product offering and the value proposition we provide. For example, our net sales in fiscal year 2018 would have grown by 20% compared to fiscal year 2017 as a result of increased spending among our customer base without any net increase in customers during fiscal year 2018. Our exceptional customer service and “WOW” programs help us retain customers and increase their level of engagement and spending.

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Acquire new customers: We believe that we have a significant opportunity to continue to add new customers due to the ongoing secular shift from in-store to online shopping and our relatively low unaided brand awareness in the marketplace. We intend to increase brand awareness and reach new customers through advertising, other marketing efforts and this offering. We expect to continue to invest free cash flow from our customer base in advertising and marketing to acquire new customers from existing and new channels. Given the high levels of customer satisfaction that we see from our customers, we believe that there is significant opportunity to grow our business as consumers become more aware of our brand and our strong value proposition.

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Leverage our technological and operational efficiencies: We believe that we can further improve our margins as we grow net sales, and we remain committed to achieving both. We expect to invest in technology and product innovation to continue scaling our platform, customer support, marketing efforts, and supply chain in order to drive growth. Our management team is committed to a disciplined use of capital designed to drive measurable improvements in unit economics and further improve our profitability. Growing net sales will allow us to achieve better variable costs as we purchase greater volumes from our vendor partners.

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Continue to grow our private brands: In 2016, we launched our first hardgoods private brand, Frisco, and in 2017, we launched two consumables private brands, American Journey and Tylee’s. In late 2018, we also began selling our private brand products through PetSmart. Despite relatively little marketing behind these launches, customers have embraced these brands, resulting in rapid growth of our private brands, which now represent mid-single digits as a percentage of total net sales in fiscal year 2018. Between 2015 and 2018, stock keeping units for our private brand products increased from approximately 40 to approximately 1,300. The foundation of this growth is the millions of customers who have ordered at least one of our brands in the last two years. Our goal is to provide value to our customers by offering private brands with compelling quality and pricing. We believe there is significant room to grow our private brands through continued growth of our current brands and the launch of new ones.

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Expand further into pet healthcare: Complementing our existing over-the-counter and veterinarian diet offerings, we launched Chewy Pharmacy in July 2018, thereby broadening our pet healthcare offering and providing our customers with a one-stop shop for their prescription and special diet needs. We believe that we share a common goal of pet health and wellness along with the veterinarian community, and we will continue to utilize our strengths to enhance partnerships with customers and veterinarians alike.

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Explore broader platform opportunities: We believe that there are additional pet offerings that can drive future growth and that our platform extends strong complementarities to other categories such as pet services, should we choose to do so. The strengths of our platform may enable us to sell directly to businesses in addition to consumers. Finally, although we have exclusively focused on sales in the United States to date, we may expand our offering internationally in the future.

The WOW Experience

We believe that our extraordinary customer service is what sets us apart in the industry. With 24/7 access, pet parents can reach our knowledgeable customer service team at any time. We have one of the fastest response rates in the industry, with virtually all calls and chats answered in less than six seconds. Every customer interaction is with a live team member at either our Dallas, Texas or Hollywood, Florida customer service center. Roughly a quarter of Chewy orders involve a customer interaction. We see every customer contact as an opportunity to delight and surprise. Every connection is a chance to provide individualized care and service to our customers.

Our award-winning customer service team is committed to delivering a “WOW” experience to each customer, every day. Ways we regularly “WOW” our pet parents include sending handwritten welcome cards to every new member of the Chewy family, surprising thousands of pet parents each week with hand-painted portraits of their pets, delivering flowers to customers who have lost a pet, and sending holiday cards to customers. For us, success is measured by the memorable and personalized service experiences we provide our customers every day.

Everything we do is personal—and that’s a good thing! Pet portraits, welcome and holiday cards, and each and every customer interaction is tailor-made to WOW our customers

Customer Platform

Our exclusive focus on pets, when combined with our easy-to-use website and mobile applications, make finding and buying the right product and favorite brands an amazing and enjoyable start to the customer journey. Our internally developed technology platform serves new and existing customers through its easy-to-use functionality and by offering everything from educational resources to 24/7 access to our pet experts. Pet profiles, our latest addition to the already highly personalized services that we provide, help us better serve pet parents by connecting them with the right product at the right time throughout their pets’ lives.

Our fulfillment network enables us to reach nearly 100% of our customers in two days or less, and our systems are designed to ensure fast and accurate delivery of products, minimizing packaging waste and delivering complete orders in as few containers as possible. Better customer experience, environmentally friendly, cost efficiency—a win-win.

Intuitive mobile apps and website, easy-to-navigate catalog, easy reordering process and Autoship subscription program, and around-the-clock access to our team of pet experts

Our People and Culture

At Chewy, our strongest assets are our team members, otherwise known as “Chewtopians.”

Each Chewtopian is committed to our mission of being the most trusted and convenient online destination for pet parents everywhere. We are passionate about our work, and it is not just what we say, it is reflected in everything we do. Chewtopians are obsessed with our customers. We are constantly thinking of ways to make the customer experience even better. Whether it is our team in Boston developing a new feature for our mobile applications or our fulfillment center team in Dallas finding a faster way to sort inventory, each and every Chewtopian is focused on one thing—our customers.

We always aim to hire only the best and brightest people who share our passion, commitment and entrepreneurial spirit. Opportunities for professional growth and individual development abound within our company. We encourage team members to think big when it comes to our company’s growth and their career potential at Chewy.

But it is not all work. We have a dynamic and fast paced environment, where we work hard and have fun while doing it. Whether it be regular happy hours, team-building events, or pet-friendly offices, Chewy team members can attest to our “work hard, play hard” mentality.

As of February 3, 2019, we had 9,833 full-time equivalent employees. Our employees work in an open-space, collaborative environment that values integrity, creativity and accountability. We are not party to any collective bargaining agreements, and we believe our labor relations are generally good.

Our talented corporate team, the creative members of our very own Chewy Studios, and the thousands of team members who work to fulfill customer orders share one common goal—to make Chewy the most trusted and convenient online destination for pet parents everywhere

Our highly trained and passionate CSRs are available to provide the type of tailored, knowledgeable service and guidance that customers can usually find only at the highest quality neighborhood pet stores. Our CSRs share a common bond: they love pets. This shared passion is evident in every interaction they have with our customers, whether via phone, email, or interactive live-chat. From the moment they join Chewy, our CSRs receive extensive training from our knowledgeable team, learning the ins and outs of the world of pets and our product offering. Thereafter, they continue learning about brands and pets of all types via recurring training sessions available to CSRs. This allows them to further hone their ability to deliver highly specialized, informed, and authentic advice to our customers. We empower our CSRs to go above and beyond for our customers, and they do so with the knowledge that our commitment to our customers is our number one priority. We engage with pet parents thousands of times per day, and we embrace the opportunity to “WOW” our customers each time, from surprising them with a hand-painted pet portrait to sending flowers to a family who has recently lost their pet.

Our customer service centers are filled with people who care and who work around the clock, providing expert advice and ensuring our customers have an amazing shopping experience

Our Brands

We have an extensive inventory of more than 1,600 brands and 45,000 pet products specialized for dogs, cats, fish, birds, reptiles, horses, and small animals. We offer a wide range of pet supplies, including food, treats, beds, leashes, toys, apparel, and much more. We are committed to carrying a full product selection so that customers are always sure to find their favorite brands in stock.

Complementing our extensive selection of national brands, our private brands (including Frisco, American Journey, and Tylee’s) provide our customers with even more high-quality options for pet food and supplies at an exceptional value.

Our private brands, exclusively available on our website and at PetSmart stores, provide one more way for us to give the very best of Chewy to our customers

Chewy Healthcare

Like many of us, our pets sometimes need special foods and products to stay healthy and active. For years we have offered veterinarian diet food and over-the-counter pet medications, and in July 2018, we further expanded our portfolio with the launch of Chewy Pharmacy, a trusted, full-service online pharmacy for pet parents to shop for prescription medications as well as receive helpful information about pet care, health and wellness from certified and licensed pharmacists. With the launch of Chewy Pharmacy, pet parents have convenient access to a wide assortment of prescription products from reputable brands at low prices. They also receive the same level of personalized, high-touch customer service that Chewy pet parents know and love.

From fuller tummies to healthy hearts, Chewy healthcare provides pet parents with everything they need to make sure their pets stay healthy and active

Our National Footprint and Operations

We have a well-integrated fulfillment system that provides one of the fastest and largest click-to-door networks in the United States. Our strategic placement of seven fulfillment centers across the United States enables us to cost-efficiently ship to approximately 80% of the U.S. population overnight and almost 100% in two days.

We have co-headquarters located in Dania Beach, Florida and Boston, Massachusetts. In addition, we also lease and operate fulfillment centers in seven locations, at which we receive products from vendors, ship products to customers, and receive and process returns from customers. The following table sets forth the location, use, size, and lease expiration date of certain of our properties as of February 3, 2019.

LOCATION	USE	SQUARE FOOTAGE	LEASE EXPIRATION
1855 Griffin Road, Dania Beach, FL 33004	Florida co-headquarters	96,372	August 31, 2022
343 Congress Street, Boston, MA 02210	Boston co-headquarters	48,102	September 30, 2025
3380 NW 35 Avenue Road, Ocala, FL 34475	Fulfillment center	611,676	February 1, 2031
40 Dauphin Drive, Mechanicsburg, PA 17050	Fulfillment center	604,333	January 31, 2021
385 Milan Drive, McCarran, NV 89434	Fulfillment center	566,866	March 31, 2024
1974 Innovation Boulevard, Clayton, IN 46118	Fulfillment center	597,844	March 31, 2024
7243 Grady Niblo Road, Dallas, TX 75236	Fulfillment center	663,000	September 30, 2027
600 New Commerce Boulevard, Wilkes-Barre, PA 18706	Fulfillment center	808,160	July 31, 2028
255 S. 143rd Avenue, Goodyear, AZ 85338	Fulfillment center	801,424	September 7, 2030
1950 N. Stemmons Freeway, Dallas, TX 75207	Customer service center	51,934	June 30, 2029
3251 Hollywood Boulevard, Hollywood, FL 33021	Customer service center	100,928	April 30, 2029
3621 Fern Valley Road, Louisville, KY 40219	Customer service center	25,274	April 30, 2029

We believe that all of our properties have been adequately maintained, are in good condition, and are generally suitable and adequate for our current needs.

Our customized technology platform manages the entire supply chain (from inventory management to order fulfillment) across our network, thereby ensuring we have appropriate inventory levels and placement (how much and where), efficient order picking and packing (reducing labor costs at our facilities and minimizing packaging), and optimized order routing aimed at minimizing shipping time and transportation costs. Our inventory management expertise enables us to turn our inventory rapidly, which in turn drives our working capital efficiency.

We purchase nearly all merchandise directly from our brand partners who are responsible for the manufacturing process and shipping to our fulfillment centers. For our private brands, we partner with high-quality co-packers and manufacturers and ensure that the final products meet our exacting standards for quality.

Shipping is a critical part of our business. We currently rely on third-party national and regional logistics providers to deliver the products we offer on our website and mobile applications. Our ability to receive inbound inventory efficiently and ship merchandise to customers is also dependent in part on our shipping vendors.

Philanthropy

We encourage our team members to volunteer with local animal nonprofits and actively support pets in need in communities throughout the country. Our Rescue and Shelter Network is dedicated to the welfare of rescue and shelter animals, supporting more than 2,300 nonprofit animal organizations around the country with donations of food and supplies and funding available through our affiliate program.

Through our fulfillment centers and partnership with Rescue Bank, we routinely provide donations for animals in need due to natural disaster relief, emergency aid or crisis events, such as the recent California wildfires, Hurricane Florence and Hurricane Michael.

Our Technology + Innovation

As an e-commerce company, product innovation drives our operations, and our team is constantly striving to find new and better ways to improve our customers’ experience. From an easy-to-navigate website and highly-rated mobile applications to detailed order tracking and personalized “Pet Profile” features, we are transforming the way pet parents shop. We strive to provide the most convenient and personalized digital shopping experience for millions of customers across the country.

Our e-commerce platform was developed in house and complies with the Payment Card Industry Data Security Standard. This platform is integrated with a proprietary order management system (“OMS”) where all orders are captured from our customers. Our enterprise resource planning (“ERP”) system covers accounts payable, accounts receivable, purchasing, product setup, and asset management. Our net sales are recognized in our OMS platform and posted in our ERP system through our Financial Data Mart. We have inventory forecasting and warehouse management systems that are the leading software products in their respective space. Our customer relationship management software is based on a cloud-based solution from an industry-leading software provider. We continually enhance our system capabilities to improve our customers’ experience.

We back up data frequently so as to have the ability to restore from a local copy for immediate restoration if needed. Our data is transmitted daily to a secure offsite cloud storage service for disaster recovery needs. Our systems are decoupled and based on best-in-class software designing principles. We believe that this ensures that the infrastructure of our systems is scalable and can support our future growth.

We are committed to protecting the security of customer data as our customers shop with us. We undertake administrative and technical measures to protect our systems and the customer data those systems process and store. We have developed policies and procedures designed to manage data security risks. We employ technical security defenses, monitor servers and systems, and use technical measures such as data encryption. We also use third parties to assist in our security practices as well as to prevent and detect fraud.

Our Trademarks and Other Intellectual Property

We believe that our rights in our intellectual property, including trademarks and domain names, as well as contractual provisions and restrictions on access to our proprietary technology, are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors. We own a number of trademarks that have been registered, or for which registration applications are pending, in the United States as well as in certain foreign jurisdictions. These trademarks include, among others, “American Journey,” “All Kind,” “Burrow & Co,” “Carrick Farms,” “Chewy,” “Chewy.com,” “Dr. Lyon’s,” “Farm-To-Cart,” “Frisco,” “Goody Box,” “Onguard,” “Tiny Tiger,” “True Acre Farms,” and “Tylee’s.” The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We expect to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

In addition to trademark protection, we own numerous domain names, including www.chewy.com. We also enter into, and rely on, confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners to protect our trade secrets, proprietary technology and other confidential information. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and in our vendor terms and conditions.

We believe that our intellectual property has substantial value and has significantly contributed to our success to date. We continually engage with manufacturers to develop and market better quality pet products under our brand names to better serve our customers at a lower price.

Advertising and Marketing

Our approach to advertising and marketing is simple yet diverse—to be present where our customers are. We recognize that our customers live full lives across various online and offline channels, often traversing between these channels. Our technology- and science-driven approach towards marketing and social media provide us an efficient, cost effective and data rich platform, allowing us to capture new customers and reach our current customers, as well as manage and track the effectiveness of our spending. We also engage in print media advertising (mailers) and television advertisements targeting potential customers across the United States. In 2016, we launched our very own Chewy Studio, which is akin to an internal ad agency, enabling us to produce high-quality content, such as assortment photos, print, and TV ads, while minimizing excessive spending on ads.

In addition to paid channels, many of our new customers originate organically—from word-of-mouth and non-paid referrals from our customers as well as from general awareness of our product offering. Our ability to retain a high level of non-paid customer acquisitions reduces the level of marketing investment required to continue our growth.

We plan to further grow our customer base by cost-effectively acquiring new customers through targeted marketing campaigns and converting them into recurring customers. We measure the efficacy of new customer acquisition on the basis of customer LTV to CAC, and we use the ratio between these two metrics to inform our marketing spend and channel mix. In addition, we regularly introduce new categories, brands and products to our customers and continually review our offerings with the goal of providing customers with a one stop shop for all of their pet needs, increasing customer loyalty and driving repeat purchasing. These initiatives contribute to LTV, and we plan to continue investing in products and services that increase customer purchase frequency, order values, and stickiness of the platform.

Competition

The pet products industry is highly competitive, fragmented, and spread across four primary segments:

•	supermarkets, warehouse clubs and mass merchants;

•	specialty pet store chains;

•	traditional or neighborhood pet stores; and

•	e-tailers.

We believe that the principal competitive factors in our market are product selection and quality, customer service, price, brand awareness and loyalty, reliability and trust, convenience and speed at which orders are delivered to our customers. We believe that we differentiate ourselves from our competitors by focusing on our customers and achieving a high level of performance with regard to these competitive factors.

Government Regulation

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and e-commerce, and these laws are continually evolving. Related laws may govern the manner in which we store or transfer sensitive information, or impose obligations on us in the event of a security breach or an inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. See “Risk Factors—Risks Related to Our Business and Our Industry—Changes in tax treatment of companies engaged in e-commerce may adversely affect the commercial use of our website and mobile applications and our financial results.” The continued growth of and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

In addition, we are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public health, natural resources and the environment. Our operations, including our private brand manufacturing outsourcing partners, are subject to regulation by OSHA, the FDA, the USDA, and by various other federal, state, local, and foreign authorities regarding the processing, packaging, storage, distribution, advertising, labeling and import of our products, including food safety standards. See “Risk Factors—Risks Related to Our Business and Our Industry—We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcement, recalls, and other adverse actions.”

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

MANAGEMENT

The following table sets forth information for our directors and management as of May 31, 2019:

Name	Age	Position
Executive Officers
Sumit Singh	39	Chief Executive Officer and Director
Mario Marte	43	Chief Financial Officer
Satish Mehta	54	Chief Technology Officer
Susan Helfrick	52	General Counsel

Non-Employee Directors
Raymond Svider(2) (3)	56	Chairman of the Board of Directors
Fahim Ahmed(2) (3)	40	Director
Michael Chang(1) (3)	42	Director
James Kim	27	Director
Sharon McCollam(1)	56	Director Nominee
Lisa Sibenac	38	Director
James A. Star(1)	58	Director Nominee
J.K. Symancyk	47	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Sumit Singh

Mr. Singh has served as our Chief Executive Officer since March 2018 and as our Director since April 2019. Mr. Singh joined Chewy in August 2017 and had previously been serving as our Chief Operating Officer. Prior to joining Chewy, Mr. Singh served as the Director and General Manager of Amazon’s North American Merchant Fulfillment and Third-party businesses between 2013 and 2015, and then as the Worldwide Director of Amazon’s Consumables businesses (Fresh and Pantry) between 2015 and 2017. Prior to that, Mr. Singh worked for Dell, Inc. in various positions, including serving as their North American General Manager/Category Leader, from April 2012 to October 2013. Mr. Singh holds a B.Tech from the Punjab Technical University, an M.S. in operations and logistics from the University of Texas at Austin, and an M.B.A. from the University of Chicago, Booth School of Business.

Mario Marte

Mr. Marte has served as our Chief Financial Officer since September 2018. Mr. Marte joined Chewy in April 2015 and had previously been serving as Chewy’s Vice President—Finance & Treasurer. From September 2011 to April 2015, Mr. Marte served as the Vice President—Financial Planning & Analysis for Hilton Worldwide Holdings, Inc. From July 2003 to September 2011, Mr. Marte worked at American Airlines, serving in various positions, including as the Division Controller—Onboard Service. Mr. Marte holds a B.S. in computer engineering from the University of South Florida, and an M.B.A. from Duke University’s Fuqua School of Business.

Satish Mehta

Mr. Mehta has served as our Chief Technology Officer since June 2018. From July 2017 to June 2018, Mr. Mehta served as the Vice President—Data and Analytics Solutions for UnitedHealth Group. Prior to that, Mr. Mehta served in various capacities at Staples Inc., including serving as their Vice President, Price—Data &

Analytics, Omni-Channel and Innovation Labs from January 2014 to July 2017. Mr. Mehta’s experience also includes over eight years of service, from November 2005 to January 2014, at Yahoo!, in various positions including as their Senior Director, Global Data and Ad Tech. Mr. Mehta holds a B.S. in physics and math from Jawaharlal Nehru University, and an M.B.A. from California Miramar University.

Susan Helfrick

Ms. Helfrick has served as our General Counsel since December 2014. From February 2009 to July 2014, Ms. Helfrick served as the General Counsel Americas and Executive Vice President at GfK. Ms. Helfrick has previously also served as the Assistant General Counsel and Vice President of Goldman Sachs from August 2007 to January 2009, as well as the Managing Director and Associate General Counsel of HSBC Securities from May 2005 to August 2007. Ms. Helfrick’s experience also includes serving as a Director at UBS from May 2000 to May 2005, an Associate at Skadden, Arps, Slate, Meagher & Flom LLP from May 1997 to May 2000, and as a staff attorney at the Securities and Exchange Commission from May 1995 to May 1997. Ms. Helfrick holds an LL.M. from Georgetown University Law Center, an M.B.A. from Cornell Jonson Graduate School of Management, a J.D. from the Dickinson School of Law at Pennsylvania State University, and a B.A. from the University of Pittsburgh.

Non-Employee Directors

Raymond Svider

Mr. Svider has served as a member and Chairman of our board of directors since April 2019. Mr. Svider is the Chairman and a Partner of BC Partners. He joined the firm in 1992 and is currently based in New York. Over the years, Mr. Svider has participated and led investments in a number of sectors including consumer and retail, TMT, healthcare, industrials, and business services. He is currently Non-Executive Chairman of PetSmart, Chairman of the Board of Accudyne Industries, and also serves on the boards of Intelsat (NYSE “I”), Altice USA (NYSE “ATUS”), GfL Environmental, NAVEX Global, and Teneo Global. Mr. Svider previously served as a Director of Office Depot, Multiplan, Unity Media, Neuf Cegetel, Polyconcept, Neopost, Nutreco, UTL and Chantemur. Mr. Svider received an MBA from the University of Chicago and an MS in Engineering from both Ecole Polytechnique and Ecole Nationale Superieure des Telecommunications in France. We believe that Mr. Svider’s extensive experience in investing and finance and his current experience in our industry make him a valuable addition to our board of directors.

Fahim Ahmed

Mr. Ahmed has served as a member of our board of directors since April 2019. Mr. Ahmed is currently serving as a Partner at BC Partners. Before joining BC Partners in 2006, from 2000 to 2002 and 2004 to 2006, Mr. Ahmed worked with the Boston Consulting Group in London, New York, and Washington, focusing primarily on financial services. Mr. Ahmed currently serves on the boards of directors of Cyxtera Technologies, Inc. and PetSmart. He has previously also served on the board of directors of Suddenlink Communications, and was involved in investments in Office Depot, Inc., Intelsat, Dometic and Foxtons. Mr. Ahmed holds a B.A. from Harvard University and an M.Phil in economics from Oxford University, where he was a Rhodes Scholar. We believe that Mr. Ahmed’s extensive experience in finance and his current experience in our industry make him a valuable addition to our board of directors.

Michael Chang

Mr. Chang has served as a member of our board of directors since April 2019. Mr. Chang is currently serving as a Partner at BC Partners. Before joining BC Partners in 2009, from 1999 to 2009, Mr. Chang served at JLL Partners, where he worked on leveraged buy-out investments in a number of industries, including aerospace, financial services and industrials. Mr. Chang is currently on the board of Zest Dental Solutions and PetSmart.

Mr. Chang holds an MBA from the Harvard Business School and a B.A. in economics from The Wharton School of the University of Pennsylvania. We believe that Mr. Chang’s extensive experience in private equity and mergers and acquisitions and his current experience in our industry make him a valuable addition to our board of directors.

James Kim

Mr. Kim has served as a member of our board of directors since April 2019. Mr. Kim currently serves as Principal at BC Partners. Prior to joining BC Partners in 2016, from 2014 to 2016, Mr. Kim worked at Sageview Capital where he focused on growth equity investments in the technology space. Prior to this, he worked in the mergers and acquisitions group at Citigroup. Mr. Kim holds a B.A. in applied mathematics and economics from Yale University. We believe that Mr. Kim’s extensive experience in finance and his current experience in our industry make him a valuable addition to our board of directors.

Sharon McCollam

Ms. McCollam is expected to join our board of directors upon the listing of our shares of Class A common stock on the NYSE. Ms. McCollam served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Best Buy Co., Inc., a provider of technology products, services, and solutions from December 2012 until June 2016, and continued to serve as a senior advisor through January 2017. From 2006 to 2012, she served as Executive Vice President, Chief Operating and Chief Financial Officer at Williams-Sonoma Inc., a specialty retailer of high-quality products for the home, and as Chief Financial Officer from 2000 to 2006. Prior to Williams-Sonoma, Ms. McCollam served as Chief Financial Officer of Dole Fresh Vegetables, Inc., a division of Dole Food Company, Inc., a producer and marketer of fresh fruit and vegetables. Ms. McCollam has served as a director of Advance Auto Parts, Inc., an automotive aftermarket parts provider, since February 2019, Signet Jewelers, Limited, a diamond jewelry retailer, since March 2018, and as a director of Stitch Fix, Inc., an online specialty retailer, since November 2016. She previously served on the board of directors of Whole Foods Market, Inc., OfficeMax Incorporated, Del Monte Foods Company and Williams-Sonoma, Inc. Ms. McCollam holds a B.S. in Accounting from the University of Central Oklahoma and is a Certified Public Accountant. We believe that Ms. McCollam is qualified to serve as a member of our board of directors because of her extensive experience with global finance, information technology, supply chain, customer care, real estate and omnichannel turnarounds in the retail sector, as well as her board positions, which equip her to provide valuable insights that impact the management and governance of public companies in the retail sector.

Lisa Sibenac

Ms. Sibenac has served as a member of our board of directors since April 2019. Ms. Sibenac currently serves as a Principal at BC Partners. She joined BC Partners in New York in 2017 as part of the operations group, primarily supporting the substantiation and implementation of value creation initiatives across the portfolio companies. Previously Ms. Sibenac was at Amazon from 2012 to 2017 and Lockheed Martin from 2003 to 2010, where she held both technical and commercial roles. Ms. Sibenac is currently on the board of GfL Environmental. Ms. Sibenac holds a BS in Mechanical Engineering from the University of Notre Dame and an MBA from Harvard Business School. We believe that Ms. Sibenac’s experience in e-commerce and her current experience in our industry make her a valuable addition to our board of directors.

James A. Star

Mr. Star is expected to join our board of directors upon listing of our shares of Class A common stock on the NYSE. Mr. Star has served, since 2003, as President and Chief Executive Officer of Longview Asset Management (“Longview”), a multi-strategy investment firm which assesses, implements and oversees a wide variety of publicly traded and private equity investments across multiple industries and countries. Mr. Star will step down from these roles during 2019, at which time he will become Chairman of Longview, where he has been a portfolio manager since 1998, and chair its investment committee. He has also served since 1994 as a Vice President of Henry Crown and Company, a private family office affiliated with Longview. From 1998 to 2002, Mr. Star was President and Chief Investment Officer of Star Partners, Inc., a private securities partnership focused on common equities. Mr. Star began his investment career in 1991 as a securities analyst at Harris Associates, a Chicago investment firm. Prior thereto, he practiced corporate and securities law in Illinois, where he was a member of the bar from 1987 to 2011. Mr. Star has been a director of the holding company of PetSmart, Inc. since 2015 and oversaw Longview’s investment in the company between 2009-2014 when it was a public company. He is also a trustee of Equity Commonwealth, a publicly-traded REIT (NYSE: EQC), Teaching Strategies, a software company focused on the education market, and Kanopy, a private company which provides video streaming services to universities and public libraries. Mr. Star has been a member of the limited partner advisory boards for the Kabouter Funds since 2004, Valor Equity Partners II since 2007, and recently-formed Atreides Management, where he also serves as a registered director of the Cayman Islands affiliate. Mr. Star has been a member of the investment committees for the retirement plans of Henry Crown and Company since 1995, Great Dane Limited Partnership since 1997 and, since 2014, Gillig LLC, Provisur Technologies, Inc. and Trail King Industries, Inc. He has also served as a manager of Longview Trust Company since 2006. In prior years, Mr. Star served on the boards of Allison Transmission Holdings, Inc (NYSE: ALSN), several registered mutual funds, and a number of private companies. Mr. Star received a B.A. from Harvard University, a J.D. from Yale Law School, and a Masters of Management from Kellogg Graduate School of Management at Northwestern University. We believe that Mr. Star’s expertise assessing businesses and business models, experience as a public company director, and many years of investing in the pet care industry make him a valuable addition to our board of directors.

J.K. Symancyk

Mr. Symancyk has served as a member of our board of directors since April 2019. Since June 2018, Mr. Symancyk has been serving as President and CEO and a member of the board of directors of PetSmart. Mr. Symancyk is a consumer retail veteran with more than 25 years of industry experience managing complex retail operations, including his previous role as CEO of Academy Sports + Outdoors. Throughout his career, Mr. Symancyk has demonstrated his ability to lead companies, driving profitable growth and improving the organizational performance of internal teams at large, multi-channel consumer businesses. Between February 2012 and October 2015, Mr. Symancyk served as President of Meijer, where he was responsible for leading all aspects of the retailer. He joined Meijer in 2006 as Vice President of perishables and served as Executive Vice President of merchandising and marketing since 2007. He has previously also held management positions at Walmart Stores, including Sam’s Club and Walmart International. Mr. Symancyk graduated with a bachelor’s degree from the University of Arkansas at Fayetteville. We believe that Mr. Symancyk’s extensive experience across all areas of retail, including merchandising, consumer brand marketing, proprietary brands, services and ecommerce, make him a valuable addition to our board of directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website prior to completion of this offering. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Composition of the Board of Directors

Our business affairs will be managed under the direction of our board of directors. Our amended and restated bylaws that will be in effect upon consummation of this offering will provide that our board of directors shall consist of such number of directors as shall from time to time be fixed by our board of directors or our stockholders, provided that the number of directors shall be neither less than three nor more than fifteen. Our amended and restated bylaws will further provide that our directors will continue to serve as directors until their resignation, removal or until their successors are duly elected by the holders of our common stock. As of the date of this prospectus, our directors are Raymond Svider, Fahim Ahmed, Michael Chang, James Kim, Lisa Sibenac, Sumit Singh, and J.K. Symancyk. After this offering, our board of directors will initially be composed of nine members. Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

We are a “controlled company” under the rules of the NYSE. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and the NYSE relating to the membership, qualifications and operations of the audit committee, as discussed below.

The rules of the NYSE define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. After the closing of this offering, PetSmart will own no shares of our Class A common stock and 273.5 million shares of our Class B common stock (or 266.5 million shares of our Class B common stock if the underwriters exercise their option to purchase additional shares in full), representing 69% of the total outstanding shares of common stock (or approximately 67% of the total outstanding shares of common stock if the underwriters exercise their option to purchase additional shares in full) or 77% of the combined voting power of both classes of our outstanding common stock (or approximately 76% if the underwriters exercise their option to purchase additional shares in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, PetSmart will control the vote to elect all of our directors. Accordingly, we will qualify as a “controlled company” and will be able to rely on the controlled company exemption from the director independence requirements of the NYSE relating to the board of directors, compensation committee and nominating and corporate governance committee. If we cease to be a controlled company and the Class A common stock continues to be listed on the NYSE, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

Our board of directors has determined that Sharon McCollam is an independent director under the NYSE rules.

Staggered Board

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2020 for Class I directors, 2021 for Class II directors and 2022 for Class III directors.

•	Our Class I directors will be Sharon McCollam, Raymond Svider and J.K. Symancyk;

•	Our Class II directors will be Fahim Ahmed, Michael Chang and James A. Star; and

•	Our Class III directors will be James Kim, Lisa Sibenac and Sumit Singh.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Upon the closing of this offering, our audit committee will consist of Sharon McCollam, who will chair the committee, Michael Chang and James A. Star. We intend to rely on the phase-in rules of the NYSE with respect to the requirement that the audit committee be composed entirely of members of our board of directors who satisfy the standards of independence established for independent directors under the NYSE rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act, as determined by our board of directors. Our board of directors has determined that each of Michael Chang, Sharon McCollam and James A. Star meets the “financial literacy” requirement for audit committee members under the NYSE rules and is an “audit committee financial expert” within the meaning of the SEC rules.

The audit committee’s primary responsibilities will include, among other matters:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

reviewing financial statements and discussing the scope and results of the independent audit and quarterly reviews with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our interim and year-end results of operations and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

•

reviewing the adequacy and effectiveness of our disclosure controls and procedures and developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services and fees, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Upon the closing of this offering, our compensation committee will consist of Raymond Svider, who will chair the committee, and Fahim Ahmed.

The compensation committee’s primary responsibilities will include, among other matters:

•	reviewing, approving and determining, or making recommendations to our board of directors regarding the compensation of our executive officers;

•	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs for service providers, including our executive officers;

•	administering our equity compensation plans; and

•	reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Upon the closing of this offering, our nominating and governance committee will consist of Raymond Svider, who will chair the committee, Fahim Ahmed and Michael Chang.

The nominating and corporate governance committee’s primary responsibilities will include, among other matters:

•	identifying, evaluating, and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing the succession planning for our executive officers; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Director Compensation

The following table sets forth information concerning compensation earned by each of our non-employee directors during fiscal year 2018.

Name	Fees Earned or Paid in Cash	Total
Alan M. Schnaid (1)	$0	$0

(1)	Former board member

After the consummation of this offering, our directors who are not affiliated with PetSmart, BC Partners or Argos Holdings will be paid a director fee of $175,000 per year, $5,000 per year of any committee on which the director serves and $15,000 per year for chairing any committee. We also will reimburse our directors for their reasonable expenses incurred in attending meetings of our board of directors or committees. Our directors who are employees of our company, PetSmart, BC Partners or their respective subsidiaries will receive no compensation for their board service.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon consummation of this offering, will provide that our directors will be entitled to indemnification from us to the fullest extent permitted by the Delaware General Corporation Law. Prior to the closing of the offering, we expect to enter into indemnification agreements with each of our directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the “Summary Compensation Table” and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for fiscal year 2018 are:

Name	Title
Sumit Singh	Chief Executive Officer
Mario Marte	Chief Financial Officer
Satish Mehta	Chief Technology Officer
Susan Helfrick	General Counsel
Ryan Cohen	Former Chief Executive Officer(1)
James Grube	Former Chief Financial Officer(2)

(1)	Mr. Cohen resigned as our chief executive officer, effective March 14, 2018.
(2)	Mr. Grube resigned as our chief financial officer, effective September 14, 2018.

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why our board of directors arrived at specific compensation policies and decisions involving our named executive officers for fiscal year 2018.

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation and benefits program.

Executive Compensation Philosophy and Objectives

Our compensation programs are designed to help achieve the goals of attracting, engaging and retaining highly talented individuals who are committed to our core values of integrity, excellence and respect for people while balancing the long-term interests of our stockholders and customers. The principles and objectives of our compensation and benefits programs for our executive officers are to:

•	attract, retain and motivate individuals who are capable of advancing our financial goals and ultimately, creating and maintaining our long-term equity value;

•	reward executives in a manner aligned with our financial performance to drive pay for performance; and

•	provide total compensation opportunity that is competitive with our market and the industry within which we seek executive talent.

Process for Setting Compensation

Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in arm’s-length negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, except with respect to his own compensation, with the oversight and final approval of our board of directors. The compensation arrangements have been influenced by a variety of factors, including, but not limited to the following (each as of the time of the applicable compensation decision):

•	our financial condition and available resources;

•	our view of the strategic importance of the position to be filled;

•	our evaluation of the competitive market with other companies and market information we may receive from executive search firms retained by us; and

•	the compensation levels of our other officers.

Following the completion of these arrangements, our CEO and board of directors have been responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our CEO and other executive officers, including our named executive officers.

The current compensation levels of our executive officers, including the named executive officers, primarily reflect the varying roles and responsibilities of each individual.

Engagement of Compensation Consultant

Our compensation committee to be established in connection with this offering will be authorized to retain, in its discretion, the services of one or more executive compensation advisors to assist with the establishment and review of our compensation programs and related policies. Our board of directors has not engaged the services of an executive compensation advisor in reviewing and establishing its compensation programs and policies. Our board of directors has not previously considered formal compensation market data or formally benchmarked total executive compensation or individual compensation elements against a peer group. In connection with this offering, our board of directors has not engaged a compensation consulting firm to provide executive compensation advisory services.

Components of Executive Compensation

We design the principal components of our executive compensation program to fulfill one or more of the principles and objectives described above. Compensation of our named executive officers consists of the following elements:

•	base salary;

•	retention bonuses;

•	discretionary individual performance-based cash compensation or spot bonuses;

•	in limited circumstances, severance benefits upon specified future terminations of employment;

•	equity-based incentive compensation;

•	a retirement savings (401(k)) plan; and

•	health and welfare benefits and certain limited perquisites and other personal benefits.

Each of these components fulfills one or more of the principles and objectives noted above. We view each component of our executive compensation program as related but distinct and necessary to ensure that our overall compensation objectives are met. Historically, not all components have been provided to all executive officers. In addition, we have determined the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the competitive market based on the experience of our board of directors and consistent with our recruiting and retention goals, our view of internal equity and consistency, the length of service of our executive officers, our overall performance, and other considerations the board of directors considers relevant.

We offer cash compensation, in the form of base salaries, retention bonuses, and discretionary individual performance-based cash compensation such as spot bonuses, that we believe appropriately rewards our executive officers for their contributions to our business. When establishing base salaries, retention bonuses, and eligibility for other discretionary compensation, our board of directors considers our financial and operational performance.

While we have identified particular compensation objectives that each component of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation policy, each individual component, to a greater or lesser extent, serves each of our objectives.

We have not adopted any formal or informal policy or guidelines for allocating compensation between currently-paid and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

The following describes the primary components of our executive compensation program for each of our named executive officers, the rationale for each such component, and how compensation amounts are determined.

Base Salary

Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. Generally, our named executive officers’ initial base salaries were established through arm’s-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience and prior salary level. Thereafter, the base salaries of our executive officers, including the named executive officers, are reviewed periodically by our board of directors and our CEO, and adjustments are made as deemed appropriate.

As of the end of fiscal year 2018, our named executive officers were entitled to the following base salaries for fiscal year 2018:

Named Executive Officer	Base Salary
Sumit Singh	$1,200,000
Mario Marte	$500,000
Satish Mehta	$400,000
Susan Helfrick	$375,000

The actual base salary amounts paid to the named executive officers during fiscal year 2018 are set forth in the “Summary Compensation Table” below.

Retention Bonuses

Our executive officers are eligible to receive a quarterly retention bonus, subject to continued employment through the last day of each fiscal quarter. The purpose of the retention bonus is to create an additional incentive for key employees to continue to be employed with our company in circumstances where the board of directors has determined that base salary alone would not create a sufficient retention incentive, and/or annual or quarterly performance objectives are not appropriate or warranted to retain or incentivize the individuals in these key roles. For fiscal year 2019, we have adopted an annual cash incentive program, described below, which is intended to replace the incentive opportunity provided by the retention bonus opportunities granted in 2018.

As of the end of fiscal year 2018, the following named executive officer was eligible to receive an annualized retention bonus for fiscal year 2018 in the amounts set forth below:

Named Executive Officer	Total Annual Retention Bonus Eligibility
Susan Helfrick	$75,000

Spot Bonuses

Our board of directors may grant discretionary individual performance-based cash incentive payments in order to recognize extraordinary or outstanding contributions during the fiscal year or provide additional incentive compensation unrelated to base salary or retention bonuses. During fiscal year 2018, Mr. Marte received a spot bonus in the amount of $50,000 in connection with his outstanding contributions during the fiscal year. None of our other executive officers received a spot bonus during fiscal year 2018.

Severance Benefits

Mr. Singh’s employment agreement with us provides for certain severance benefits upon certain qualifying terminations. The triggering events that result in the severance payments and benefits and the amount of those payments and benefits under his employment agreement were selected to provide Mr. Singh with financial protection upon loss of employment in order to support our executive retention goals. The compensation that Mr. Singh could receive upon termination or change of control is set forth in the “Potential Payments Upon Termination or Change of Control Table” below. Other than Mr. Singh, our executive officers are not entitled to severance payments or benefits upon a termination of employment (other than any retirement benefits pursuant to our defined contribution 401(k) plan).

See the discussion under the “—Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table—Mr. Singh’s Employment Agreement” for a description of Mr. Singh’s employment agreement (including severance benefits thereunder).

Equity Incentives

Prior to this offering, none of our named executive officers held equity interests in our company. Certain of our employees, including each of our named executive officers, were granted long-term equity incentive awards in one of our parent companies designed to incentivize them to remain in our service. These long-term equity incentive awards were granted to our named executive officers in the form of profits interest units (collectively, the “incentive units”), which were intended to be treated as “profits interests” for federal income tax purposes. The incentive units allowed our executives to share in distributions by our parent company in certain circumstances. The specific sizes of the incentive unit grants made to our named executive officers were determined in light of our parent companies’ practices with respect to management equity programs at other private companies in their portfolio and the executive officer’s position and level of responsibilities with us. Our company is not a party to the agreements governing the incentive unit documentation and is not liable for any payments due under the incentive units. All incentive units held by our employees, including our named executive officers, will be cancelled in connection with this offering. In addition, in connection with this offering, we intend to grant RSUs under our 2019 incentive award plan, including to our named executive officers, to provide additional retention and performance incentives to these individuals. See “—Actions Taken in Connection with This Offering” below.

401(k) Plan

We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit, and contribute these amounts to the 401(k) plan. This plan provides for matching contributions made by us of 50% of the first 6% of an employee’s covered compensation.

Employee Benefits and Perquisites

Additional benefits received by our employees, including our named executive officers, include medical and dental benefits, flexible spending accounts, short-term and long-term disability insurance and accidental death and dismemberment insurance. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees. We also offer basic life insurance coverage to our employees, and offer executive life insurance to certain key executives, including our named executive officers.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation and retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and are subject to periodic review by the compensation committee of our board of directors.

Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for fiscal year 2018.

Name and Principal Position	Salary(1)	Bonus		Stock Awards(4)	All Other Compensation(5)	Total
Sumit Singh Chief Executive Officer	$1,161,154	—		—	$74,941	$1,236,095
Mario Marte Chief Financial Officer	$412,692	$74,674	(2)	—	$1,154	$488,520
Satish Mehta Chief Technology Officer	$246,154	—		—	$2,663	$248,817
Susan Helfrick General Counsel	$372,115	$58,510	(3)	—	$865	$431,490
Ryan Cohen Former Chief Executive Officer	$50,769	—		—	—	$50,769
James Grube Former Chief Financial Officer	$414,597	—		—	$274,510	$689,107

(1)	This amount reflects the actual salary earned by each of our named executive officers during fiscal year 2018.

(2)	This amount reflects a $24,674 retention bonus and a $50,000 spot bonus paid to Mr. Marte during fiscal year 2018.

(3)	This amount reflects a $58,510 retention bonus paid to Ms. Helfrick during fiscal year 2018.

(4)

None of our named executive officers was granted equity awards in our company during fiscal year 2018. See “—Compensation Discussion and Analysis—Components of Executive Compensation—Equity Incentives” for more information regarding certain incentive unit grants in one of our parent companies.

(5)	All other compensation for fiscal year 2018 includes the following:

Name	Cash Fringe/ Gross Up(a)	401(k) Match(b)	Severance		Total
Sumit Singh	$73,556	$1,385	—		$74,941
Mario Marte	—	$1,154	—		$1,154
Satish Mehta	—	$2,663	—		$2,663
Susan Helfrick	—	$865	—		$865
James Grube	—	—	$274,510	(c)	$274,510

(a)	This amounts reflects relocation amounts paid on behalf of the employee, grossed up for taxes.

(b)	This amount reflects our matching contributions made to the 401(k) retirement savings plan with respect to each named executive officer.

(c)	This amount reflects the value of severance paid to Mr. Grube in fiscal year 2018 upon his resignation as our chief financial officer, effective September 14, 2018.

Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Mr. Singh’s Employment Agreement

Mr. Singh entered into an employment agreement with us in May 2018, which was amended and restated in June 2019, for Mr. Singh’s role as our Chief Executive Officer. Mr. Singh’s employment agreement provides for an initial base salary of $1,200,000, subject to merit increases if determined by the compensation committee of our board of directors and a target bonus equal to 100% of base salary.

In the event Mr. Singh’s employment is terminated by us without “Cause” (as defined below) or by Mr. Singh for “Good Reason” (as defined below) (each, a “qualifying termination”), Mr. Singh is entitled to the following termination benefits and payments: (i) accrued but unpaid base salary through the date of termination, any unpaid or unreimbursed expenses, base salary for any accrued vacation that he has not taken through the end of his employment, and any benefits provided under our employee benefit plans upon a termination of employment in accordance with the terms therein; (ii) 12 months of his base salary and 100% of his target bonus, payable in equal monthly installments over the 12-month period following termination; (iii) a pro-rated annual bonus for the year of termination based on actual performance and any earned but unpaid bonus for the fiscal year prior to such termination; (iv) reimbursement of up to 18 months of premiums for continuation coverage under our group health plans; and (v) nine months of service credit with respect to any time- or service-based equity incentive awards (or if greater, service credit for 40% of the total amount of an awards). All severance payments are contingent upon Mr. Singh’s timely execution and non-revocation of a general release of claims.

In the event Mr. Singh experiences a qualifying termination within three months before or 12 months following a “Change in Control” (as defined in the employment agreement), Mr. Singh is entitled to the following termination benefits and payments: (i) 24 months’ base salary and 200% of his target bonus, both generally payable in a lump sum within 30 days following termination; (ii) a pro-rated annual bonus for the year of termination based on actual performance and any earned but unpaid annual bonus for the year preceding termination; (iii) reimbursement of up to 24 months of premiums for continuation coverage under our group health plans; and (v) 12 months of service credit with respect to any time- or service-based equity incentive awards (or if greater, service credit for 40% of the total amount of an award).

In the event Mr. Singh’s employment is terminated due to his death or “Disability” (as defined in the employment agreement), Mr. Singh is entitled to 12 months of service credit with respect to any time- or service-based equity incentive awards (or if greater, service credit for 40% of the total amount of an award).

“Cause” is defined in Mr. Singh’s employment agreement as a termination by us for one of the following reasons: (i) a refusal or failure to follow the lawful and reasonable directions of the board of directors or an individual to whom Mr. Singh reports, which refusal or failure is not cured within 30 days following delivery of written notice of such conduct to Mr. Singh; (ii) a material failure by Mr. Singh to perform his duties in a manner reasonably satisfactory to the board of directors that is not cured within 30 days following delivery of written notice of such failure to Mr. Singh; (iii) conviction of Mr. Singh of any felony involving fraud or an act of dishonesty against us or any of our affiliates; (iv) conduct by Mr. Singh which, based upon our good faith and reasonable factual investigation and determination, demonstrates gross unfitness to serve; (v) intentional, material violation by Mr. Singh of any contractual, statutory, or fiduciary duty owed by Mr. Singh to us or any of our affiliates; or (vi) willful misconduct that causes or is likely to cause material economic harm or public disgrace to us or any of our subsidiaries or affiliates.

“Good Reason” is defined in Mr. Singh’s employment agreement as (i) a material diminution in his reporting structure or any reduction in his base salary or incentive compensation opportunity, (ii) a material diminution in his duties, responsibilities and authority, (iii) a material breach by us of any written agreement between Mr. Singh and us (iv) a required relocation of his principal place of employment by more than 50 miles, or (v) any failure to be elected to or removal from the Board; provided, however, that Mr. Singh shall not be considered to have resigned for Good Reason unless the notice of resignation is given not more than 90 days following the occurrence of the event or circumstance constituting Good Reason and specifies such event or circumstance in reasonable detail, and we fail to cure such event or circumstance within 30 days following the date of such notice.

Mr. Singh’s employment agreement also subjects Mr. Singh to the following restrictive covenants: (i) during the “Restricted Period” (as defined below), a non-competition covenant, customer non-solicitation covenant, and an employee non-solicitation covenant, provided that such restrictive covenants will not apply if Mr. Singh is primarily employed in California; and (ii) perpetual confidentiality and mutual non-disparagement covenants. The “Restricted Period” is defined by Mr. Singh’s employment agreement as the period during his term of employment, and for a period of 12 months thereafter if his employment is terminated by us for “Cause” or by Mr. Singh without “Good Reason” or for a period of 18 months thereafter if his employment is terminated by us without “Cause” or if he resigns for “Good Reason.”

Mr. Singh’s employment agreement includes a Code Section 280G “best-net cutback” provision. Such provision provides that in the event any payment or benefit provided under Mr. Singh’s employment agreement or any other arrangement with us or our affiliates constitutes “parachute payments” within the meaning of Section 280G of the Code, then such payments and/or benefits will either be (i) provided to Mr. Singh in full or (ii) be reduced to the extent necessary to avoid the excise tax imposed by Section 4999 of the Code, whichever results in Mr. Singh receiving a greater amount on an after-tax basis.

Employment agreements with other executive officers

We did not have employment agreements with any of our named executive officers other than Mr. Singh during fiscal year 2018. During fiscal year 2019, we entered into employment agreements with Mr. Marte and Ms. Helfrick, which are described below under “—Actions Taken in 2019 Fiscal Year”

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits that would have been payable to our named executive officers under existing plans and contractual arrangements assuming a termination of employment occurred on February 3, 2019, the last day of our last completed fiscal year. The table below presents payouts determined with reference to Mr. Singh’s 2018 compensation pursuant to the termination events under Mr. Singh’s employment agreement. Other than Mr. Singh, our executive officers were not entitled to severance payments or benefits in the event of their termination if his or her employment was terminated on February 3, 2019. On February 3, 2019, our named executive officers were not entitled to change in control payments or benefits under any current agreement or arrangement with us.

The amounts shown in the table below do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers. These include distributions of plan balances under our 401(k) retirement savings plan. Furthermore, the amounts shown in the table do not include amounts that may have been payable to a named executive officer upon the sale or purchase of his or her vested equity pursuant to the exercise of call rights, which rights expire in connection with this offering.

Name	Benefit	Termination Without Cause
Sumit Singh	Cash Severance Payment(1)	$1,733,654
Mario Marte	—	—
Satish Mehta	—	—
Susan Helfrick	—	—
Ryan Cohen	—	—
James Grube	—	—

(1)	This amount represents 18 months of Mr. Singh’s base salary, which Mr. Singh was entitled to under his employment agreement upon Mr. Singh’s qualifying termination.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during fiscal year 2018:

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
Alan M. Schnaid(1)	$0	$0	$0

(1)	Former board member

Narrative Disclosure to Director Compensation Table

Currently, our non-employee directors are Raymond Svider, Fahim Ahmed, Michael Chang, James Kim, Lisa Sibenac, and J.K. Symancyk, all of whom were appointed as directors in April 2019. Alan M. Schnaid, our former director, was not paid for his services as a director during fiscal year 2018.

Actions Taken In 2019 Fiscal Year

New Employment Agreements

We entered into employment agreements with each of Mr. Marte and Ms. Helfrick in June 2019. Their employment agreements provide for initial base salary of $595,000 (for Mr. Marte) and $450,000 (for Ms. Helfrick), subject to merit increases if determined by the compensation committee of our board of directors, and target bonus equal to 100% (for Mr. Marte) and 100% (for Ms. Helfrick) of base salary.

In the event either executive’s employment is terminated by us without “Cause” (as described above with respect to Mr. Singh’s employment agreement), the executive is entitled to the following termination benefits and payments: (i) 12 months’ base salary payable over the 12-month period following termination; (ii) a pro-rated annual bonus for the year of termination based on actual performance and any earned but unpaid annual bonus for the year preceding termination; and (iii) up to 18 months of COBRA coverage. In the event the executive experiences a qualifying termination within three months before or 12 months following a “Change in Control” (as defined in the employment agreement), the executive is entitled to the following termination benefits and payments: (i) 18 months’ base salary and 100% of the Executive’s target annual bonus, generally payable in a lump sum within 30 days following termination; (ii) any earned but unpaid annual bonus for the year preceding termination; and (iii) 100% of the executive’s annual bonus for the year of termination based on actual performance. All severance payments are contingent upon the executive’s timely execution and non-revocation of a general release of claims.

Mr. Marte’s and Ms. Helfrick’s employment agreements also include restrictive covenants and a Section 280G “best-net cutback” provision that are substantially similar to those set forth in Mr. Singh’s employment agreement.

Annual Corporate Performance-Based Incentive Compensation Plan

For the 2019 fiscal year, we adopted an annual performance-based incentive compensation plan that rewards Chewy’s leadership team, including our executive officers, based on achievement of corporate goals. Performance criteria under the annual bonus plan include sales, adjusted EBITDA, free cash flow, and team engagement or other performance metrics. Executive-level employees, including our executive officers, participate in our annual incentive compensation plan at a target payout of 100% of annual wages, with a maximum payout of 150% of target. Actual annual bonus payments for any performance period, if any, are discretionary and will be determined by our compensation committee. No bonus amount is payable if achievement of a performance goal is less than threshold levels.

Actions Taken in Connection with This Offering

In connection with the consummation of this offering, we intend to grant the following RSUs under our 2019 incentive award plan described below, including to our named executive officers and certain of our directors, to provide additional retention and performance incentives to these individuals.

•

2,711,689 RSUs, which will be fully vested upon consummation of this offering, including 995,777, 159,324, 119,493 and 79,662 RSUs to our named executive officers, Mr. Singh, Mr. Marte, Mr. Mehta and Ms. Helfrick, respectively, and 82,941 RSUs to our director, Mr. Symancyk,

•	362,629 RSUs, which will vest within one year of consummation of this offering, and

•

21,693,634 RSUs, which will vest based on time-vesting conditions and share price hurdles described below (the “Performance RSUs”), including 2,987,331, 1,433,919, 1,075,439 and 716,960 Performance RSUs to our named executive officers, Mr. Singh, Mr. Marte, Mr. Mehta and Ms. Helfrick, respectively, and 746,470 RSUs to our director, Mr. Symancyk.

These RSUs will be granted subject to the terms of the 2019 Plan and individual award agreements, as described below. See the section below entitled “—Incentive Award Plans.”

Each RSU will represent the right to receive upon settlement a share of our Class A common stock. Unvested RSUs will accrue dividend equivalents, which will not be paid out unless and until the share with respect to which an dividend equivalent was accrued is vested and delivered to the RSU holder. Other than such accrued dividend equivalents, holders of RSUs will have no rights as a stockholder with respect to their RSUs unless and until shares of our Class A common stock underlying the RSUs are actually delivered. Each recipient of RSUs in connection with this offering will be subject to the lock-up agreements described in “Underwriting (Conflicts of Interest)—Lock-Up Agreements.”

The Performance RSUs will vest upon satisfaction of both a service-based vesting condition (the “Service Condition”) and a performance-based vesting condition (the “Share Price Condition”) as described below.

The Service Condition will be satisfied with respect to 25% of an employee’s Performance RSUs on the first anniversary of the date of this prospectus and then with respect to 12.5% of employee’s Performance RSUs at the end of each six month period thereafter, subject to the employee’s continued employment with us through the applicable vesting date.

The Share Price Condition shall be satisfied with respect to a percentage of an employee’s Performance RSUs, as and when the price per share of Class A common stock specified below (each, a “Share Price Hurdle”)

is achieved, on a weighted-average basis, on every trading day during a consecutive 45-trading day period completed prior to the fifth anniversary of the date of this prospectus subject to the employee’s continued employment with us through the applicable vesting date.

Share Price Hurdle	Portion of Performance RSUs Vested (the “Achievement Percentage”)
$15.27	10.0%
$17.81	25.0%
$20.36	40.0%
$22.90	52.5%
$25.45	65.0%
$27.99	72.5%
$30.53	80.0%
$33.08	87.5%
$35.62	95.0%
$38.17	100.0%

Upon satisfaction of the Service Condition, the portion of an employee’s Performance RSUs which will become vested will be equal to (x) the portion of the Performance RSUs with respect to which the Service Condition is then satisfied, multiplied by (y) the Achievement Percentage as of such date. Upon achievement of a Share Price Hurdle, the portion of an employee’s Performance RSUs which will become vested will be equal to (x) the portion of the Performance RSUs with respect to which the Service Condition is satisfied, multiplied by (y) the Achievement Percentage as of such date. Vested Performance RSUs will generally be settled in shares of our Class A common stock within 20 days of the vesting date. For the avoidance of doubt, if a portion of a Performance RSU vests based on achievement of a Share Price Hurdle specified above, no portion of the Performance RSU will vest based on subsequent performance that would otherwise satisfy the same Share Price Hurdle.

Treatment upon a Change in Control

Upon a “change in control” (as defined for the purposes of our 2019 Plan), the Service Condition will be deemed satisfied with respect to all Performance RSUs, and achievement of the Share Price Hurdle will be determined based on the price paid per share of Class A common stock in connection with the change in control.

Incentive Award Plans

2019 Plan

In connection with this offering, we will adopt a 2019 incentive award plan (the “2019 Plan”), under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2019 Plan, are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees, and consultants of our affiliates and subsidiaries are eligible to receive awards under the 2019 Plan. The 2019 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee of our board of directors with respect to other participants, each of which may delegate its duties and responsibilities to committees of our board of directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2019 Plan, subject to its express terms and conditions. The plan administrator also sets the terms and conditions of all awards under the 2019 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of shares of our Class A common stock that is available for issuance under awards granted pursuant to the 2019 Plan is 31,864,865, provided, however, that no more than 31,864,865 shares may be issued upon the exercise of incentive stock options. Any shares of Class A common stock issuable upon settlement of RSUs described in “—Actions Taken in Connection with This Offering” will be issued under the 2019 Plan, reducing the 31,864,865 shares of our Class A common stock issuable under the 2019 Plan. The shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2019 Plan is forfeited, or cancelled, any shares subject to such award may, to the extent of such forfeiture, or cancellation, be used again for new grants under the 2019 Plan. However shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award under the 2019 Plan will not be added to the shares authorized for grant.

Awards granted under the 2019 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2019 Plan. The sum of the grant date fair value of equity-based awards and the amount of any cash-based awards that may be granted to any person who is eligible for awards solely by virtue of service as a director pursuant to the 2019 Plan during any calendar year may not exceed $1,000,000.

Awards. The 2019 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), non-qualified stock options (“NSOs”), restricted stock, dividend equivalents, stock payments, RSUs, performance shares, other incentive awards, SARs, and cash awards. Certain awards under the 2019 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2019 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•

Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions. The plan administrator has broad discretion to take action under the 2019 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2019 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2019 Plan), if an award is continued, assumed or replaced by the surviving entity, and a participant incurs a termination of service without “cause” (as such term is defined in the discretion of the plan administrator or as set out in an award agreement) upon or within 24 months following the change in control, the participant’s award shall become fully vested. To the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may cause all such awards to become fully vested and exercisable in connection with the transaction or to terminate in exchange for cash, rights or other property. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2019 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2019 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2019 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2019 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2019 Plan after the tenth anniversary of the date on which our board of directors adopted the 2019 Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of May 31, 2019 by:

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our directors and executive officers as a group;

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power); and

•	the selling stockholder.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on no shares of Class A common stock and 393.0 million shares of Class B common stock outstanding. Applicable percentage ownership after the offering is based on (i) 46.5 million shares of Class A common stock and (ii) 352.1 million shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from the selling stockholder. In addition, the applicable percentage ownership assumes no purchase of our Class A common stock through the Directed Share Program.

	Beneficial Ownership Before the Offering					Number of Shares Being Offered	Beneficial Ownership After the Offering
	Class A Common Stock		Class B Common Stock		% of Total Voting Power Before the Offering		Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders:
PetSmart(2)	—	—	314,400,000	80.0	80.0	40,900,000	—	—	273,500,000	77.7	76.7
BC Partners / Argos Holdings(3)	—	—	393,000,000	100.0	100.0	—	—	—	352,100,000	100.0	98.7
Directors and Named Executive Officers:
Sumit Singh(4)	—	—	—	—	—	—	—	—	—	—	—
Mario Marte(4)	—	—	—	—	—	—	—	—	—	—	—
Satish Mehta(4)	—	—	—	—	—	—	—	—	—	—	—
Susan Helfrick(4)	—	—	—	—	—	—	—	—	—	—	—
Raymond Svider(3)	—	—	393,000,000	100.0	100.0	—	—	—	352,100,000	100.0	98.7
Fahim Ahmed(3)	—	—	393,000,000	100.0	100.0	—	—	—	352,100,000	100.0	98.7
Michael Chang(3)	—	—	393,000,000	100.0	100.0	—	—	—	352,100,000	100.0	98.7
James Kim	—	—	—	—	—	—	—	—	—	—	—
Sharon McCollam	—	—	—	—	—	—	—	—	—	—	—
Lisa Sibenac	—	—	—	—	—	—	—	—	—	—	—
James A. Star	—	—	—	—	—	—	—	—	—	—	—
J.K. Symancyk(4)	—	—	—	—	—	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (12 persons)	—	—	393,000,000	100.0	100.0	—			352,100,000	100.0	98.7

*	Represents beneficial ownership of less than 1%

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)

The number of shares listed as beneficially owned before this offering consists of (i) 249,555,000 shares of Class B common stock held by PetSmart’s wholly owned subsidiary, PetSmart Buddy Holdings Corp. of which 40,900,000 shares are being offered in this offering, and (ii) 64,845,000 shares of Class B common stock held by PetSmart’s wholly owned indirect subsidiary, Buddy Chester Corp. The business address of PetSmart is 19601 N. 27th Avenue, Phoenix, Arizona 85027.

(3)

The number of shares listed as beneficially owned includes (i) the shares of Class B common stock discussed above in footnote (2) and (ii) 78,600,000 shares of Class B common stock held by Buddy Holdings Corp., a wholly owned subsidiary of Argos Holdings. The general partner of Argos Holdings is Argos Holdings GP LLC (“Argos GP”). Mr. Raymond Svider, Mr. Fahim Ahmed and Mr. Michael Chang are members of the board of directors of Argos GP and may exercise majority voting power at meetings of the board with respect to voting and investment decisions relating to securities of our company held by Argos Holdings. Argos Holdings is controlled by affiliates of BC Partners. The business address of Argos Holdings and BC Partners is 650 Madison Avenue, New York, New York 10022.

(4)

The number of shares does not include shares of Class A common stock issuable upon settlement of RSUs that will be granted in connection with this offering. See “Executive Compensation—Actions Taken in Connection with This Offering”.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

On the completion of this offering, our authorized capital stock will consist of 1,900,000,000 shares, all with a par value of $0.01 per share, of which:

•	1,500,000,000 shares are designated as Class A common stock;

•	395,000,000 shares are designated as Class B common stock; and

•	5,000,000 shares are designated as preferred stock.

As of the date of this prospectus, giving effect to the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering, which includes the reclassification of 100 outstanding shares of common stock into 393.0 million shares of our Class B common stock, we had outstanding:

•	no shares of Class A common stock;

•	393.0 million shares of Class B common stock; and

•	no shares of preferred stock.

Our outstanding capital stock was held by three stockholders of record as of the date of this prospectus. Our board of directors is authorized, without stockholder approval except as required by the listing standards of NYSE, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

Holders of our Class A common stock are entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to ten votes per share on any matter that is submitted to a vote of our stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on any matter (including the election of directors) that is submitted to a vote of our stockholders, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect upon completion of this offering.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, or as required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire Class B common stock).

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, after the completion of this offering, each share of Class B common stock, will convert automatically into one share of Class A common stock (i) upon the sale or transfer of such share of Class B common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers to affiliates of the holder and another holder of Class B common stock, (ii) if the holder is not an affiliate of any of BC Partners, La Caisse de dépôt et placement du Québec, GIC Private Limited, Longview Asset Management LLC or StepStone Group LP and (iii) on the final conversion date, defined as the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 7.5% of the then outstanding Class A and Class B common stock.

Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

Under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 5,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We presently have no plan to issue any shares of preferred stock.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain holders of our capital stock, including PetSmart and Argos Holdings, have certain registration rights. The registration of shares of our common stock by the exercise of registration rights would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses incurred in connection with any registration of our shares pursuant to the registration rights described above, other than underwriting discounts and commissions. See “Certain Relationships and Related Party Transactions—PetSmart and Its Affiliates—Investor Rights Agreement—Registration Rights.”

Anti-Takeover Provisions

Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that after the date on which the outstanding shares of Class B Common Stock represent less than 50% of the combined voting power of Class A Common Stock and Class B Common Stock, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors; provided that, in addition to any other vote otherwise required by law, after the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock, the affirmative vote of at least 75% of the voting power of our outstanding shares of Class A common stock and Class B common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock, the affirmative vote of at least 75% of the voting power of the outstanding shares of Class A common stock and Class B common stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock, by written consent. Our amended and restated certificate of incorporation and our amended and restated bylaws to be effective on the completion of this offering will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board or our board of directors or, before the date on which the outstanding shares of Class B common stock represent less than 50% of the combined voting power of our Class A common stock and Class B common stock, at the request of holders of 50% or more of the voting power of our outstanding Class A common stock and Class B common stock.

In addition, our amended and restated bylaws to be effective on the completion of this offering will include advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3rds of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to BC Partners, La Caisse de dépôt et placement du Québec, GIC Private Limited, Longview Asset Management LLC, StepStone Group LP or certain of their respective affiliates, or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for such parties, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of BC Partners, La Caisse de dépôt et placement du Québec, GIC Private Limited, Longview Asset Management LLC, StepStone Group LP or any of their respective affiliates or representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative action or proceeding brought on our behalf, actions against directors, officers, employees or stockholder for breach of fiduciary duty, any action asserting a claim against us or any director or officer arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim against us or any director or officer governed by the internal affairs doctrine may be brought only in the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware). Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Stock Exchange

Our Class A common stock has been approved for listing on the NYSE under the symbol “CHWY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of the date of this prospectus, on the completion of this offering, a total of 46.5 million shares of Class A common stock and 352.1 million shares of Class B common stock will be outstanding. Of these shares, all of the Class A common stock sold in this offering by us and the selling stockholder, plus any shares sold by the selling stockholder on exercise of the underwriters’ option to purchase additional shares of Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

In addition, all of our executive officers, directors and holders of substantially all of our common stock and securities exercisable for or convertible into our Class A common stock and Class B common stock have agreed, or will agree, with the underwriters, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, subject to early release in certain circumstances as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the 46.5 million shares of Class A common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 90 days after the date of this prospectus, 352.1 million additional shares of Class A common stock and Class B common stock may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in the section titled “—Lock-Up Arrangements,” of which 352.1 million shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•

beginning 181 days after the date of this prospectus, 352.1 million additional shares of Class A common stock and Class B common stock will become eligible for sale in the public market, of which 352.1 million shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

any remaining shares of Class A common stock and Class B common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates, or persons selling shares on behalf of our affiliates, are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of Class A common stock then outstanding, which will equal approximately 465,000 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2019 incentive award plan. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, all of our directors and officers, the selling stockholder, and all other holders of our outstanding stock have agreed with the underwriters that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we nor they will, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, (ii) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, or publicly disclose the intention to do any of the foregoing. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we nor they will, during such 180-day period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. After the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or any portion of the shares of our common stock subject to the lock up. These agreements are described in the section titled “Underwriting (Conflicts of Interest)—Lock-Up Agreements.”

Registration Rights

On the completion of this offering, the holders of shares of our Class B common stock, including PetSmart and Argos Holdings, and their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Investor Rights Agreement—Registration Rights” for additional information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of related transactions during our last three fiscal years or currently proposed to which we were a party or will be a party in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, or are there currently proposed, any transactions or series of related transactions with such persons to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

PetSmart and Its Affiliates

After this offering, PetSmart, as our majority stockholder, will continue to have the power, acting alone, to approve any action requiring a vote of shares representing a majority of the combined voting power of our outstanding Class A common stock and Class B common stock. As long as PetSmart continues to control a majority of the voting power of our outstanding shares common stock, it will be able to exercise control over all matters requiring approval by our stockholders, including the election of our directors and approval of significant corporate transactions. PetSmart’s controlling interest may discourage or prevent a change in control of our company that other holders of our common stock may favor. PetSmart is not subject to any contractual obligation to retain any of our common stock, except that it has agreed not to sell or otherwise dispose of any of our common stock for a period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, subject to specified exceptions, as described under “Underwriting (Conflicts of Interest)—Lock-Up Agreements.” PetSmart has granted a security interest in all of the shares of our Class B common stock held by it, including shares held indirectly through its subsidiaries, to secure certain of PetSmart’s credit facilities and indentures which include customary default provisions. In the event of a default under any such credit facility or indenture, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against PetSmart as well as the guarantors of the relevant credit facilities and indentures. PetSmart is a wholly owned, indirect subsidiary of Argos Holdings, which is owned by affiliates of funds advised by BC Partners, La Caisse de dépôt et placement du Québec, GIC Private Limited, Longview Asset Management LLC, StepStone Group LP and certain other investors. Argos Holdings is controlled by affiliates of BC Partners.

Investor Rights Agreement

In connection with this offering, we will enter into an investor rights agreement with PetSmart and our other existing stockholders, which will contain provisions relating to the ownership of our common stock by such stockholders following this offering.

Director Nomination Rights

The agreement will provide that as long as such stockholders continue to hold an aggregate of over 50% of the combined voting power of our outstanding shares of common stock, the individuals nominated for election as directors by or at the direction of our board of directors shall include a number of individuals selected by such stockholders such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the individuals selected by such stockholders will constitute a majority of our board of directors. In the case of a vacancy on our board of directors created by the removal or resignation of an individual selected for nomination by such stockholders, the agreement will require us to nominate another individual selected by such stockholders.

Registration Rights

The agreement will also provide such stockholders and their permitted transferees with certain registration rights pursuant to which, following this offering and the expiration of any related lock-up period, such stockholders can require us to register shares of Class A common stock (including shares of Class A common stock issuable to them upon conversion of their shares of Class B common stock) under the Securities Act. Each stockholder party to the investor rights agreement will have unlimited long-form demand registration rights so long as it beneficially owns, together with its affiliates, registrable securities representing at least five percent of the aggregate number of shares of Class A common stock issued and outstanding immediately after the consummation of this offering (calculated, without duplication, on the basis that all issued and outstanding shares of Class B common stock had been converted into shares of Class A common stock), subject to certain limitations and conditions. In addition, each such stockholder will have unlimited shelf and shelf take-down registration rights so long as it beneficially owns, together with its affiliates, registrable securities representing at least one percent of the aggregate number of shares of Class A common stock issued and outstanding immediately after the consummation of this offering (calculated, without duplication, on the basis that all issued and outstanding shares of Class B common stock had been converted into shares of Class A common stock), subject to certain limitations and conditions. The agreement will also provide for piggyback registration rights.

Master Transaction Agreement

In connection with this offering, we will enter into a master transaction agreement with PetSmart, which will contain provisions relating to our ongoing business relationship with PetSmart. These provisions will cover, among other things, the following:

•

to the extent permitted by applicable law, the provision of joint purchasing services at no cost to each other with the object of achieving various benefits including volume discounts and cost reductions for both us and PetSmart;

•

the provision by PetSmart of ongoing transitional, administrative and other support services to Chewy in consideration of a service fee equal to the direct and indirect costs incurred by PetSmart in providing such services plus a mark-up equal to 15%; and

•

terms relating to fees payable by Chewy to PetSmart in exchange for guaranteeing Chewy’s obligations which were entered into in the ordinary course of business under certain of its credit insurance, industrial lease and equipment lease agreements in an amount equal to 0.5% of the amount of Chewy’s obligations.

In addition, pursuant to the master transaction agreement, Chewy will agree that so long as it is a restricted subsidiary under the agreements governing PetSmart’s debt, it will not take any action nor omit to take any action that may reasonably cause a breach of PetSmart’s agreements with its lenders.

Administrative Services

Since its acquisition of Chewy on May 31, 2017, PetSmart has provided us with certain administrative services, including tax preparation and filing services; corporate governance filing services, business licensing and relating filing services; provision of insurance coverage (for which we pay our portion of applicable premiums and claims) and other risk management services; and certain employee benefits services, including coverage under PetSmart’s 401(k) plan (for which we pay our portion of administrative and other fees).

Other than payments by us of our portion of applicable insurance premiums and claims, we have historically not paid PetSmart for any of these services as we have paid for such premiums and claims directly. Pursuant to the Master Transaction Agreement described above, administrative services provided to us by PetSmart following completion of this offering will be governed by that agreement.

Pharmacy Operations

Certain of our pharmacy operations are currently, and have been since launch on July 2, 2018, conducted through Chewy Pharmacy KY, LLC (“Chewy KY”), a wholly owned subsidiary of PetSmart. We have entered into a services agreement with Chewy KY that provides for the payment of a management fee to us for providing services to Chewy KY. Pursuant to the terms of this agreement, we are entitled to receive an amount equal to 25% of Chewy KY’s net sales as fees for the services that we provide to Chewy KY.

Private Brand Sales

We began selling certain PetSmart private brand products in fiscal year 2018. Historically, we have not purchased PetSmart private brand products directly from PetSmart and PetSmart has not purchased our private brand products directly from us. We and PetSmart Home Office, Inc. (“PetSmart Home”), a wholly owned subsidiary of PetSmart, have entered into a master purchase agreement that governs sales of our respective private brand products to each other. Pursuant to the terms of this agreement, the commercial payment terms and marketing support related to purchases of private brand products will be agreed upon by the parties from time to time. Pursuant to an amendment to this agreement, the parties agreed that purchasing party will pay the selling party 15% of the product cost for all product sold net of returns.

PetSmart Debt Agreements

Following PetSmart’s acquisition of Chewy on May 31, 2017, we guaranteed PetSmart’s obligations under its asset-backed revolving credit agreement, its term loan credit agreement and the indentures governing its outstanding notes. In addition, our assets were pledged as collateral pursuant to the terms of PetSmart’s secured debt. On June 1, 2018, our guarantees of PetSmart’s debt and the pledge of our assets were released, except with respect to PetSmart’s asset-backed revolving credit agreement. Our guarantee of PetSmart’s asset-backed revolving credit agreement and the pledge of our assets under that credit agreement will be released prior to completion of this offering. However, we remain subject to certain covenants in PetSmart’s indebtedness as described under “—Master Transaction Agreement” above.

PetSmart Guarantees

PetSmart currently provides a guarantee of payment in respect of certain equipment and other leases that we have entered into and serves as a guarantor in respect of our obligations under a credit insurance policy in favor of certain of our current or future suppliers. We have historically not paid PetSmart for any of these guarantees. Following the completion of this offering, such guarantees will be governed by the Master Transaction Agreement described above.

Tax Matters Agreement

In connection with this offering, we will enter into a tax matters agreement with PetSmart that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

In general, the agreement will allocate responsibility between us and PetSmart for any U.S. federal, state, or local or non-U.S. income taxes reportable on an affiliated, consolidated, combined, or unitary return and address certain matters related to tax attributes generated by us or PetSmart.

The agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

PetSmart or one of its parent companies will be primarily responsible for preparing and filing any tax return with respect to the PetSmart affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined, unitary or similar group for U.S. state or local or foreign income tax purposes or U.S. state or local non-income tax purposes that includes PetSmart or any of its subsidiaries, including those that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.

The party responsible for preparing and filing a given tax return will generally have exclusive authority to control tax contests related to any such tax return, with certain exceptions with respect to tax contests that affect our tax attributes or taxable years or portions thereof beginning prior to this offering.

Stockholders Agreement

On April 17, 2019, we entered into a stockholders agreement (the “Stockholders Agreement”) with PetSmart, Argos Intermediate Holdco III, Inc. (“Argos Holdco”), Buddy Holdings Corp. (“Buddy Holdings” and, together with Argo Holdco, “Argos Holders”), Buddy Chester Corp., and Buddy Chester Sub Corp. Pursuant to the terms of the Stockholders Agreement, the Argos Holders, and any permitted transferee who assumes their obligations in accordance with the terms of the Stockholders Agreement, are restricted from selling or transferring any shares of our common stock for cash or cash equivalents unless PetSmart and each subsidiary of PetSmart which is a holder of our shares (collectively, the “PetSmart Owners”) also participate in such sale or transfer on the same terms and conditions as the Argos Holders. The PetSmart Owners will participate in any such sale or transfer on a pro rata basis taking into account the total number of shares held by the PetSmart Owners and the Argos Holders. We have undertaken to not give effect to any transfer of shares of our common stock by the Argos Holders unless such transfer complies with the provisions of the Stockholders Agreement. The Stockholders Agreement will terminate on the first date on which PetSmart repays the terms loans under the term loan agreement in such amounts as specified under the Stockholders’ Agreement.

Master Procurement Agreement

In connection with this offering, we will enter into a master procurement agreement with The China Joint Business Arrangement between PetSmart International Holdings I LLC and PetSmart International Holdings II LLC (“Service Provider”), pursuant to which Service Provider shall provide various product sourcing services to us such as development of sourcing strategy, locating qualified suppliers, negotiating terms of supplier contracts, managing purchase orders and customs support. In consideration of the services provided by the Service Provider we will pay a service fee equal to 3% of the freight on board value of the products shipped.

Employment

Ms. Mita Malhotra, Vice President—Business Development, is our chief executive officer’s spouse. Ms. Malhotra began her employment with us on January 26, 2018. Ms. Malhotra received $0 and $406,923 for fiscal year 2017 and fiscal year 2018, respectively, as compensation for her service as our vice president and other roles during such periods.

Other Transactions

From time to time we and PetSmart may purchase equipment and other goods from each other. PetSmart paid us $208,740 and $909,739 for such goods in fiscal year 2017 and fiscal year 2018, respectively.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of our directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Transactions with Related Persons

In connection with this offering, we have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee or other independent body of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee or other independent body of our board for review, consideration and approval. In approving or rejecting any such proposal, our audit committee or other independent body of our board is to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold shares of our Class A common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, base erosion and anti-abuse tax, the Medicare contribution tax imposed on net investment income, or the recently enacted changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and former citizens or former long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds; and

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner or partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Class A common stock and you are neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized (or deemed to be created or organized) in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States person” (as defined in the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our Class A common stock, other than certain pro rata distributions of Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a tax-free return of capital and will reduce your adjusted tax basis in our Class A common stock (determined on a share by share basis), but not below zero, and then any excess will be treated as capital gain from the sale of our Class A common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Class A Common Stock.”

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you are entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that you are not a “United States person” as defined under the Code and qualify for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to you of any dividends and may be required to be updated periodically.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the United States (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us (or, if applicable, our paying agent) with an IRS Form W-8ECI (or a successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits (except as provided by an applicable income tax treaty). In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Class A Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our Class A common stock, and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under the U.S. federal income tax rates generally applicable to U.S. persons (except as provided by an applicable income tax treaty), and corporate non-U.S. holders described in the first bullet above also may be subject to branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our Class A common stock would not be subject to U.S. federal income tax if our Class A common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder has owned, actually or constructively, five percent or less of our Class A common stock at all times during the applicable period described above.

Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided you either certify under penalty of perjury your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or a successor form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, “FATCA,” impose withholding tax at a rate of 30% on dividends on our Class A common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our Class A common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Additionally, although FATCA withholding may also apply to gross proceeds of a disposition of the Class A common stock, recently proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our Class A common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	13,485,000
J.P. Morgan Securities LLC	12,555,000
Allen & Company LLC	6,975,000
BofA Securities, Inc.	1,860,000
Barclays Capital Inc.	1,860,000
BC Partners Securities LLC	1,860,000
Jefferies LLC	1,860,000
RBC Capital Markets, LLC	1,860,000
UBS Securities LLC	1,860,000
Wells Fargo Securities, LLC	581,250
Nomura Securities International, Inc.	581,250
Raymond James & Associates, Inc.	581,250
William Blair & Company, L.L.C.	581,250

Total:	46,500,000

The underwriters are collectively referred to as the “underwriters.” The underwriters are offering the shares of our Class A common stock subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $0.66 per share. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 6,975,000 additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Class A common stock listed next to the names of all underwriters in the preceding table.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our Class A common stock offered by them.

Directed Share Program

At our request, the underwriters have reserved up to 2,325,000 shares of Class A common stock, or up to 5% of the shares offered hereby, for sale at the initial public offering price through a directed share program to certain individuals associated with us, PetSmart and BC Partners, including our directors. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through a directed share program. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. The number of shares of our Class A common stock available for sale to the general public in this offering will be reduced to the extent that such individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Commissions and Discounts

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 6,975,000 shares of our Class A common stock.

	Shares Offered by Us			Shares Offered by the Selling Stockholder
		Total			Total
	Per Share	No Exercise	Full Exercise	Per Share	No Exercise	Full Exercise
Public offering price	$22.00	$123,200,000	$123,200,000	$22.00	$899,800,000	$1,053,250,000
Underwriting discounts and commissions to be paid by the selling stockholder	$1.10	$6,160,000	$6,160,000	$1.10	$44,990,000	$52,662,500

Proceeds, before expenses, to us or the selling stockholder, as applicable	$20.90	$117,040,000	$117,040,000	$20.90	$854,810,000	$1,000,587,500

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5.5 million. We have agreed to reimburse the underwriters an estimated $45,000 for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

Listing

Our Class A common stock has been approved for listing on the NYSE under the symbol “CHWY.”

Lock-Up Agreements

We, all of our directors and officers, the selling stockholder and all other holders of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock;

•

file any registration statement with the SEC relating to the offering of any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the our Class A common stock,

or publicly disclose the intention to do any of the foregoing, whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

In the case of the Company, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to:

(a)	any shares issued upon the exercise or settlement of awards granted under any stock-based compensation plans disclosed in this prospectus;

(b)	the grant by the Company of awards under such plans;

(c)	the filing of a registration statement on Form S-8 (or equivalent form) in connection with any such plan;

(d)

the issuance of shares or other securities in connection with the acquisition of the securities, businesses, properties or other assets of another person or entity or pursuant to any employee benefit plan assumed in connection therewith;

(e)	any shares of Class A common stock to be issued upon conversion of Class B common stock outstanding on the closing date of this offering and disclosed in this prospectus;

(f)	the issuance of shares or other securities in connection with joint ventures, commercial relationships or other strategic transactions; or

(g)	the sale of Class A common stock pursuant to the underwriting agreement,

provided that, in the case of clauses (d) and (f), the aggregate number of shares issued does not exceed 5% of the outstanding common stock following this offering, and any recipients of such shares agree in writing to the restrictions described above.

In the case of our directors and officers, the selling stockholder and all other holders of our outstanding stock, the restrictions described in the paragraph above do not apply, subject in certain cases to various conditions, to:

(a)	the sale of Class A common stock pursuant to the underwriting agreement;

(b)

transfers as a bona fide gift, transfers to any immediate family member, transfers to any trust for the direct or indirect benefit of the grantor, transfers to a corporation, partnership, limited liability company, trust or other entity of which the stockholder and its immediate family are the legal and beneficial owner of all outstanding equity securities or similar interests, or transfers to a nominee or custodian of the foregoing; provided that such transfer does not involve a disposition for value;

(c)

in the case of a corporation, partnership, limited liability company or other business entity, transfers to limited or general partners, members or stockholders, or to affiliates or other entities controlled or managed by the stockholder or any of its affiliates (other than to us or any of our subsidiaries);

(d)	transfers or dispositions of any Class A common stock purchased on the open market after the completion of this offering; provided that no filing under the Exchange Act, or other public announcement, is required or made voluntarily in connection with such transfer (other than a filing on a Form 5 made after the expiration of the restricted period);

(e)

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, so long as no sales or transfers will be made pursuant to such plans prior to the expiration of the restricted period and no filing under the Exchange Act or other public announcement is required or voluntarily made;

(f)

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all or substantially all stockholders of the company involving a change of control of the company;

(g)	transfers as a result of the operation of law, pursuant to an order of a court or regulatory agency, or by will or intestate succession;

(h)	solely with respect to the selling stockholder any pledge of Class A common stock pursuant to indebtedness outstanding on the date of this prospectus and described herein; or

(i)	transfers pursuant to equity award agreements or other contractual arrangements providing for repurchase in connection with termination of employment with the company;

provided that (1) with respect to any transfer made pursuant to (b) or (c), it will be a condition of such transfer or distribution that the transferee agrees to be bound in writing by the restrictions set forth above, and (2) with respect to any transfer made pursuant to clause (b), (c), (g) or (i), if the grantor is required to file a report under the Exchange Act in connection with such transfer during the restricted period, such report shall disclose the nature of such transfer.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our Class A common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our Class A common stock.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Conflicts of Interest

Our affiliate, BC Partners Securities LLC, is one of the underwriters of this offering. Because BC Partners Securities LLC is an affiliate of ours, it would be deemed to have a “conflict of interest” with us pursuant to FINRA Rule 5121(f)(5) with respect to this offering. Therefore, this offering will be conducted in compliance with the applicable requirements of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. BC Partners Securities LLC will not confirm initial sales to any discretionary accounts over which it has authority without the prior specific written approval of the customer.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. Affiliates of Barlcays Capital Inc. and Jefferies LLC and Nomura Securities International, Inc. and RBC Capital Markets, LLC are lead arrangers and joint bookrunners, and affiliates of certain of the underwriters are agents, under PetSmart’s credit agreement. Affiliates of certain of the underwriters in this offering are also lenders to PetSmart under PetSmart’s credit agreement and will receive a portion of the net proceeds of this offering received by the selling stockholder which are used to repay the credit agreement. In addition, certain of the underwriters in this offering and/or their respective affiliates are expected to be lenders and, in some cases, agents or managers for the lenders, under our new revolving credit facility. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between the representatives of the underwriters, us and the selling stockholder. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the securities offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of February 3, 2019 and January 28, 2018 and for the years ended February 3, 2019, January 28, 2018, and the one-month ended January 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP (“Deloitte”), an independent registered public accounting firm, as stated in their report herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of a matter paragraph referring to the Company reflecting no change in basis and no pushdown accounting in connection with PetSmart’s acquisition of Chewy, Inc., and referring to expense allocations for certain limited corporate functions). Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Deloitte advised those charged with governance of the Company that in 2017 and 2018 a different member firm of Deloitte Touche Tohmatsu Limited had performed certain non-audit services for a subsidiary of another portfolio company beneficially owned by funds advised by BC Partners. Funds advised by BC Partners also beneficially own the Company. These non-audit services, which had commenced prior to the acquisition of the other portfolio company, included corporate secretarial services which were deemed to be prohibited management functions under the SEC’s auditor independence rules.

Deloitte informed those charged with governance for the Company that Deloitte maintained objectivity and impartiality on all issues encompassed within its audits of the Company’s consolidated financial statements for the period from January 1, 2017 through January 31, 2017 and the years ended January 28, 2018 and February 3, 2019 because:

•	The impermissible non-audit services had no impact on the Company’s consolidated financial statements and were not subject to Deloitte’s audits.

•	Deloitte’s audit team for the Company had not been previously aware of the impermissible non-audit services and was not involved in the provision of such services.

•	The impermissible non-audit services have been terminated.

•

The impermissible non-audit services had been performed for a subsidiary of a BC Partners portfolio company that is immaterial to BC Partners and unrelated to the Company (other than the common ownership of funds advised by BC Partners).

•	The fees received for the impermissible non-audit services are inconsequential when compared to the fees Deloitte received for the audits of the Company.

After considering the facts and circumstances, those charged with governance concurred with Deloitte’s conclusion that, for the reasons described, the impermissible services did not impair Deloitte’s objectivity and impartiality with respect to the planning and execution of the audits of the Company’s consolidated financial statements for the period from January 1, 2017 through January 31, 2017 and the years ended January 28, 2018 and February 3, 2019.

The consolidated financial statements of Chewy, Inc. at December 31, 2016 and for the year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.chewy.com. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our Class A common stock.

CHEWY, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Chewy, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chewy, Inc. and subsidiaries (the “Company”) as of February 3, 2019 and January 28, 2018, the related consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders’ deficit, and cash flows, for the years ended February 3, 2019 and January 28, 2018, and the one-month period ended January 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 3, 2019 and January 28, 2018, and the results of its operations and its cash flows for the years ended February 3, 2019 and January 28, 2018, and the one-month period ended January 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, pushdown accounting was not applied in connection with the PetSmart acquisition of the Company and consequently, no change in basis was reflected in the Company’s financial statements.

The accompanying financial statements for the periods subsequent to the PetSmart acquisition of the Company have been derived from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. The financial statements include expense allocations for certain limited corporate functions historically provided by the Parent and Sponsors. These allocations may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from PetSmart.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

April 29, 2019

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Chewy, Inc.

We have audited the accompanying consolidated statements of operations, changes in convertible redeemable preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and its cash flows for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Miami, Florida

March 8, 2017

CHEWY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of January 28, 2018	As of February 3, 2019	Pro Forma as of February 3, 2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,767	$88,331	$88,331
Accounts receivable	36,530	48,738	48,738
Inventories	166,003	220,855	220,855
Due from Parent, net	155,522	78,712	78,712
Prepaid expenses and other current assets	5,758	11,949	11,949

Total current assets	432,580	448,585	448,585
Property and equipment, net	67,791	91,691	91,691
Other non-current assets	2,804	1,346	1,346

Total assets	$503,175	$541,622	$541,622

Liabilities and stockholders’ deficit
Current liabilities:
Trade accounts payable	$335,427	$502,880	$502,880
Accrued expenses and other current liabilities	211,293	311,150	311,150

Total current liabilities	546,720	814,030	814,030
Other long-term liabilities	40,158	63,534	63,534

Total liabilities	586,878	877,564	877,564

Commitments and contingencies (Note 5)
Stockholders’ deficit:
Preferred stock, $0.01 par value per share, no shares authorized, issued and outstanding as of January 28, 2018 and February 3, 2019 and 5,000,000 shares authorized and no shares issued and outstanding, pro forma (unaudited)	—	—	—
Common stock, $0.01 par value per share, 1,000 shares authorized, 100 shares issued and outstanding as of January 28, 2018 and February 3, 2019 and no shares authorized, issued and outstanding, pro forma (unaudited); Class A common stock, $0.01 par value per share, 1,500,000,000 shares authorized and no shares issued and outstanding, pro forma (unaudited); Class B common stock, $0.01 par value per share, 395,000,000 shares authorized and 393,000,000 shares issued and outstanding, pro forma (unaudited)	—	—	3,930
Additional paid-in capital	1,240,509	1,256,160	1,311,887
Accumulated deficit	(1,324,212)	(1,592,102)	(1,651,759)

Total stockholders’ deficit	(83,703)	(335,942)	(335,942)

Total liabilities and stockholders’ deficit	$503,175	$541,622	$541,622

See Notes to Consolidated Financial Statements

CHEWY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018	Year Ended February 3, 2019
Net sales	$900,566	$119,820	$2,104,287	$3,532,837
Cost of goods sold	750,735	98,922	1,736,737	2,818,032

Gross profit	149,831	20,898	367,550	714,805
Operating expenses:
Selling, general and administrative	149,581	20,582	451,673	589,507
Advertising and marketing	107,677	14,290	253,728	393,064

Total operating expenses	257,258	34,872	705,401	982,571

Loss from operations	(107,427)	(13,974)	(337,851)	(267,766)
Interest income (expense), net	222	17	(206)	(124)
Other income	41	—	—	—

Loss before income tax provision	(107,164)	(13,957)	(338,057)	(267,890)
Income tax provision	—	—	—	—

Net loss	$(107,164)	$(13,957)	$(338,057)	$(267,890)

Net loss per share attributable to common stockholders, basic and diluted	$(560.19)	$(175.65)	$(3,497.89)	$(2,678,900.00)

Weighted average common shares used in computing net loss per share attributable to common stockholders, basic and diluted	594,000	594,000	200,000	100

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				$(0.68)

Pro forma weighted average common shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)				395,711,689

See Notes to Consolidated Financial Statements

CHEWY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible Redeemable Preferred Units		Convertible Redeemable Preferred Stock		Common Units		Common Stock		Series 1 Preferred Units		Series 1 Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount	Units	Amount	Shares	Amount
Balance as of December 31, 2015	54,895	$298,491	—	$—	57,000	$7,082	—	$—	6,000	$1,465	—	$—	$—	$(211,159)	$(202,612)
Accretion of convertible redeemable preferred units	—	4,425	—	—	—	—	—	—	—	—	—	—	(4,425)	—	(4,425)
Effect of corporate conversion	(54,895)	(302,916)	549	302,916	(57,000)	(7,082)	589	6	(6,000)	(1,465)	60	1	8,540	—	—
Issuance of Series E convertible redeemable preferred stock, net of issuance costs	—	—	79	74,869	—	—	—	—	—	—	—	—	—	—	—
Vesting of restricted stock	—	—	—	—	—	—	11	—	—	—	—	—	—	—	—
Accretion of convertible redeemable preferred stock	—	—	—	221,164	—	—	—	—	—	—	—	—	(9,344)	(211,820)	(221,164)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	5,229	—	5,229
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(107,164)	(107,164)

Balance as of December 31, 2016	—	—	628	598,949	—	—	600	6	—	—	60	1	—	(530,143)	(530,136)
Accretion of convertible redeemable preferred stock	—	—	—	90,380	—	—	—	—	—	—	—	—	(449)	(89,931)	(90,380)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	449	—	449
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,957)	(13,957)

Balance as of January 31, 2017	—	—	628	689,329	—	—	600	6	—	—	60	1	—	(634,031)	(634,024)
Accretion of convertible redeemable preferred stock	—	—	—	361,520	—	—	—	—	—	—	—	—	(9,396)	(352,124)	(361,520)
Issuance of Series F convertible redeemable preferred stock, net of issuance costs	—	—	67	124,981	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	11,209	—	11,209
Effect of equity reorganization	—	—	(695)	(1,175,830)	—	—	(600)	(6)	—	—	(60)	(1)	1,175,837	—	1,175,830
Contribution from Parent	—	—	—	—	—	—	—	—	—	—	—	—	62,859	—	62,859
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(338,057)	(338,057)

Balance as of January 28, 2018	—	—	—	—	—	—	—	—	—	—	—	—	1,240,509	(1,324,212)	(83,703)
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	14,351	—	14,351
Contribution from Parent	—	—	—	—	—	—	—	—	—	—	—	—	1,300	—	1,300
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(267,890)	(267,890)

Balance as of February 3, 2019	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$1,256,160	$(1,592,102)	$(335,942)

See Notes to Consolidated Financial Statements

CHEWY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018	Year Ended February 3, 2019
Cash flows from operating activities
Net loss	$(107,164)	$(13,957)	$(338,057)	$(267,890)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,043	639	12,536	23,210
Share-based compensation expense	5,229	449	11,209	14,351
Amortization of deferred rent	3,476	367	6,377	9,872
Other	860	53	1,446	670
Net change in operating assets and liabilities:
Accounts receivable	(8,015)	(1,101)	(19,759)	(12,208)
Inventories	(48,612)	(5,139)	(68,876)	(54,851)
Prepaid expenses and other current assets	(1,322)	(1,924)	(522)	(5,530)
Other non-current assets	(877)	(44)	(308)	797
Trade accounts payable	105,966	6,865	164,173	167,453
Accrued expenses and other current liabilities	52,668	2,891	125,428	102,041
Other long-term liabilities	—	1,471	26,606	8,670

Net cash provided by (used in) operating activities	7,252	(9,430)	(79,747)	(13,415)

Cash flows from investing activities
Capital expenditures	(22,272)	(2,016)	(40,282)	(44,160)
Cash advances provided to Parent	—	—	(211,013)	(178,817)
Cash reimbursements of advances provided to Parent	—	—	55,491	254,815

Net cash provided by (used in) investing activities	(22,272)	(2,016)	(195,804)	31,838

Cash flows from financing activities
Contribution from Parent	—	—	62,859	1,300
Proceeds from issuance of Series E convertible redeemable preferred stock	75,000	—	—	—
Proceeds from issuance of Series F convertible redeemable preferred stock	—	—	125,000	—
Payments of debt and equity issuance costs	(269)	(219)	(10)	—
Principal repayments of capital lease obligations	—	—	—	(159)

Net cash provided by (used in) financing activities	74,731	(219)	187,849	1,141

Net increase (decrease) in cash and cash equivalents	59,711	(11,665)	(87,702)	19,564
Cash and cash equivalents, as of beginning of period	108,423	168,134	156,469	68,767

Cash and cash equivalents, as of end of period	$168,134	$156,469	$68,767	$88,331

Supplemental disclosure of cash flow information
Cash paid for interest	$296	$17	$55	$34
Supplemental disclosure of non-cash investing and financing activities
Capital expenditures included in accrued expenses and other current liabilities	$2,201	$2,156	$7,499	$4,399
Leasehold improvements paid by tenant allowances	$—	$—	$1,375	$5,203
Assets acquired under capital leases	$—	$—	$—	$705
Accretion of convertible redeemable preferred stock	$225,589	$90,380	$361,520	$—

See Notes to Consolidated Financial Statements

CHEWY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation

Chewy, Inc. and its wholly-owned subsidiaries (collectively “Chewy” or the “Company”) is a pure play e-commerce business geared toward pet products for dogs, cats, fish, birds, small pets, horses, and reptiles. Chewy serves its customers through its retail website, www.chewy.com, and its mobile applications and focuses on delivering exceptional customer service, a large selection of high-quality pet food, treats and supplies, price, convenience (including Chewy’s Autoship subscription program), fast shipping, and hassle-free returns.

Corporate Conversion

The Company was formed in August 2010 as a private limited liability company (“LLC”) under the State of Delaware statutes. In October 2013, Chewy.com, LLC was formed as an LLC under the State of Delaware statutes and certain assets and liabilities of the privately held LLC were subsequently transferred to Chewy.com, LLC in exchange for 100% of the equity interests of Chewy.com, LLC. The transfer constituted a common control transaction that resulted in a change in reporting entity. In December 2015, Chewy.com, LLC and its wholly-owned subsidiary, Premium Pet Products, LLC, completed a merger with Chewy.com, LLC as the surviving company. In March 2016, Chewy.com, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to Chewy, Inc.

PetSmart Acquisition

On May 31, 2017, the Company was acquired by PetSmart, Inc. (“PetSmart” or the “Parent”), a leading specialty provider of products, services and solutions for the lifetime needs of pets. This change-in-control event is referred to as the “PetSmart Acquisition”. PetSmart is wholly-owned by a consortium including private investment funds advised by BC Partners, La Caisse de dépôt et placement du Québec, affiliates of GIC Special Investments Pte Ltd, affiliates of StepStone Group LP and funds advised by Longview Asset Management, LLC (collectively, the “Sponsors”), and controlled by affiliates of BC Partners.

A portion of the proceeds was deposited into an escrow account subject to a six-month post-acquisition service period requirement. The total value of the consideration deposited into escrow was $33.9 million and was recognized by the Company as compensation expense over the six-month service period within selling, general and administrative expenses in the consolidated statement of operations for the year ended January 28, 2018.

Chewy’s $60.0 million first priority secured revolving credit facility (the “Credit Facility”) was terminated in connection with the PetSmart Acquisition.

Equity Reorganization

The Company effected an equity reorganization in connection with the PetSmart Acquisition by cancelling all of the shares of the Company’s capital stock outstanding acquired by the Parent and authorizing new shares of common stock of Chewy, Inc. for issuance. As of February 3, 2019, the Company had 1,000 shares of common stock authorized and 100 shares issued and outstanding with a par value of $0.01 per share.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company’s consolidated financial statements for the periods subsequent to the PetSmart Acquisition presented herein have been derived from the separate records maintained by the Company. Pushdown accounting was not applied in connection with the PetSmart Acquisition and consequently no change in basis was reflected in the Company’s consolidated financial statements. The Company’s consolidated financial statements include the assets, liabilities, revenues and expenses directly attributable to the operations of the Company and its wholly-owned subsidiaries. The Company’s consolidated financial statements also include expense allocations for certain limited corporate functions historically provided to the Company by PetSmart and the Sponsors.

The Company’s management considers the basis on which the expenses were allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company. These allocations may not be reflective of the expenses that would have been incurred had the Company operated as a separate, stand-alone entity apart from PetSmart. The Company’s historical results may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated Company.

During the periods presented in the consolidated financial statements subsequent to the PetSmart Acquisition, the Company did not file separate U.S. federal tax returns as the Company was included in the tax grouping of PetSmart for U.S. federal tax purposes and in most U.S. state tax jurisdictions. Current and deferred income taxes have been recognized based on the stand-alone results of the Company by applying a separate return methodology. See Note 10 for more information.

Fiscal Year

The Company’s 2016 fiscal year ended December 31, 2016 and included 52 weeks (“Fiscal Year 2016”). Subsequent to the PetSmart Acquisition, the Company changed its fiscal year end from December 31 to a 52 or 53 week fiscal year ending on the Sunday that is closest to January 31 of that year. This change was effective January 1, 2017. As a result of the change, the Company presented a one month transition period beginning January 1, 2017 and ending January 31, 2017. The Company’s 2017 fiscal year ended January 28, 2018 and included 52 weeks (“Fiscal Year 2017”). The Company’s 2018 fiscal year ended February 3, 2019 and included 53 weeks (“Fiscal Year 2018”).

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet information as of February 3, 2019, assumes that each share of the Company’s outstanding common stock as of that date was automatically reclassified into 3,930,000 shares of Class B common stock immediately prior to the closing of the Company’s initial public offering (“IPO”). The par value per share of the common stock was not adjusted as a result of the reclassification.

The unaudited pro forma balance sheet information as of February 3, 2019 also gives effect to stock based compensation of approximately $59.7 million associated with the grant of 2,711,689 restricted stock units (“RSUs”) for shares of Class A common stock in connection with the IPO based on the initial offering price of $22.00 per share. The 2,711,689 RSUs will vest immediately upon grant. This pro forma adjustment related to the stock-based compensation of approximately $59.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit. There has been no tax withholding liability presented on the pro forma balance sheet as the associated RSUs will not be settled at the closing of the IPO.

The unaudited pro forma net loss per share attributable to common stockholders for Fiscal Year 2018 is computed to give effect to the automatic reclassification of each share of the Company’s outstanding common stock into 3,930,000 shares of Class B common stock as though the reclassification had occurred as of the beginning of the period for Fiscal Year 2018.

The pro forma share amounts also include the 2,711,689 RSUs that will be fully vested upon grant in connection with the IPO as though the IPO had occurred as of the beginning of the period for Fiscal Year

2018. Stock-based compensation expense associated with these RSUs is excluded from this pro forma net loss per share presentation.

The shares of common stock issuable and the proceeds expected to be received upon the closing of the IPO are excluded from such pro forma financial information.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements and related notes include the accounts of Chewy, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

GAAP requires management to make certain estimates, judgments, and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgments. Actual results could differ from those estimates.

Key estimates relate primarily to determining the net realizable value and demand for inventory, useful lives associated with property and equipment, valuation allowances with respect to deferred tax assets, contingencies and the valuation and assumptions underlying share-based compensation. On an ongoing basis, management evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents primarily consist of institutional money market funds and are carried at cost, which approximates fair value.

Concentration of Credit Risk

The Company maintains the majority of its cash and cash equivalents in accounts with large financial institutions. At times, balances in these accounts may exceed federally insured limits; however, to date, the Company has not incurred any losses on its deposits of cash and cash equivalents.

Accounts Receivable

The Company’s accounts receivable are comprised of customer and vendor receivables. The Company’s net customer receivables were $23.4 million and $41.5 million as of January 28, 2018 and February 3, 2019, respectively, and consist of credit and debit card receivables from banks, which typically settle within five business days. The Company’s vendor receivables were $13.1 million and $7.2 million as of January 28, 2018 and February 3, 2019, respectively. The Company does not maintain an allowance for doubtful accounts as historical losses on customer and vendor receivables have not been significant.

Inventories

The Company’s inventories represent finished goods, consist of products available for sale and are accounted for using the first-in, first-out (FIFO) method and valued at the lower of cost or net realizable value.

Inventory costs consist of product and inbound shipping and handling costs. Inventory valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or returns to product vendors. Inventory valuation losses are recorded as cost of goods sold and historical losses have not been significant.

Due from Parent, net

Transactions between the Company and the Parent relate to funding operations and capital contributions. Balances that are due from and due to Parent are regularly cash settled and have been included in the consolidated balance sheets on a net basis. Cash advances provided to and reimbursed by the Parent to fund Parent operations has been classified on a gross basis in the consolidated statements of cash flows as investing activities. Cash received from the Parent as capital contributions has been classified in the consolidated statements of cash flows as financing activities.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term (including renewals that are reasonably assured) or the estimated useful lives of the improvements. External costs and certain internal costs, including payroll and payroll-related costs of employees, directly associated with developing significant computer software applications for internal use are capitalized subsequent to the preliminary stage of development. Internal-use software costs are amortized using the straight-line method over the estimated useful life of the software when the project is substantially complete and ready for its intended use.

The estimated useful lives of property and equipment are principally as follows:

Furniture, fixtures and equipment	5 to 10 years
Computer equipment and software	3 to 5 years
Leasehold improvements and capital lease assets	Shorter of the lease term or estimated useful life

Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the Company’s results of operations for the respective period.

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For asset groups held and used, the carrying value of the asset group is considered recoverable when the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the asset group exceed the respective carrying value. In the event that the carrying value is not considered recoverable, an impairment charge would be recognized for the asset group to be held and used equal to the excess of the carrying value above the estimated fair value of the asset group. Impairment charges are recognized within selling, general and administrative expenses in the consolidated statements of operations. The Company did not have any impairment charges for Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018.

Revenue Recognition

Chewy recognizes revenues from product sales when the customer orders an item through Chewy’s website or mobile applications via the electronic shopping cart, funds are collected from the customer and the item is shipped from one of the Company’s fulfillment centers and delivered to the carrier. Revenue is recognized on a gross basis as the Company is (i) the primary entity responsible for fulfilling the promise to provide the specified products in the arrangement with the customer and provides the primary customer service for all products sold on Chewy’s website or mobile applications, (ii) has inventory risk before the products have been transferred to a customer and maintains inventory risk upon accepting returns, and (iii) has discretion in establishing the price for the specified products sold on Chewy’s website or mobile applications.

Chewy generates net sales from sales of pet food, pet products, pet medications and other pet health products, and related shipping fees. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. To encourage customers to purchase its products, the Company periodically provides incentive offers. Generally, these promotions include current discount offers, such as percentage discounts off current purchases and other similar offers. These offers, when accepted by customers, are treated as a reduction to the transaction price. Revenue typically consists of the consideration received from the customer when the order is executed less a refund allowance, which is estimated using historical experience.

Taxes collected from customers for remittance to governmental authorities are excluded from net sales.

Cost of Goods Sold

Cost of goods sold includes the purchase price of inventory sold, freight costs associated with inventory, shipping supply costs, inventory shrinkage costs and valuation adjustments and reductions for promotions and discounts offered by the Company’s vendors.

Vendor Agreements

The Company has agreements with vendors to receive either percentage or volume rebates. Additionally, certain vendors provide funding for discounts relating to the Autoship subscription program which are passed on to the Company’s customers. The Company primarily receives agreed upon percentage rebates from vendors, however, certain of its vendor rebates are dependent upon reaching minimum purchase thresholds. In these instances, the Company evaluates the likelihood of reaching purchase thresholds using past experience and current year forecasts. When volume rebates can be reasonably estimated and it is probable that minimum purchase thresholds will be met, the Company records a portion of the rebate as it makes progress towards the purchase threshold. Amounts received from vendors are considered a reduction of the carrying value of the Company’s inventory and, therefore, such amounts are ultimately recorded as a reduction of cost of goods sold in the consolidated statements of operations.

Selling, General and Administrative

Selling, general and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; share-based compensation expense, professional fees and other general corporate costs.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, payment processing and related transaction costs, and responding to inquiries from customers. For Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018, the Company recorded fulfillment costs of $103.9 million, $13.6 million, $258.9 million, and $403.9 million, respectively, which are included within selling, general and administrative expenses in the consolidated statements of operations. Included within fulfillment costs are merchant processing fees charged by third parties that provide merchant processing services for credit cards. For Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018, the Company recorded merchant processing fees of $19.6 million, $2.6 million, $45.2 million, and $74.1 million, respectively, which are included within selling, general and administrative expenses in the consolidated statements of operations.

Share-Based Compensation

The Company measures the cost of employee services received in exchange for a grant of a share-based award, including stock option awards, restricted stock awards (“RSAs”) and profits interests units (“PIUs”) using the grant-date fair value of the award. The Company recognizes share-based compensation expense in its consolidated statements of operations over the period during which the required services are provided using the straight-line attribution approach. The grant date fair value of share-based compensation to non-employees is remeasured at fair value as of each reporting date up until the underlying equity instruments vest. The Company estimates the fair value of RSAs based on the fair market value of the underlying stock on the date of grant. The Company estimates the fair value of stock options and PIUs using the Black-Scholes model on the date of grant. The Black-Scholes model requires the use of several variables to estimate the grant-date fair value of the Company’s share-based compensation awards including expected term, expected volatility and risk-free interest rates. The Company estimates forfeitures for its share-based compensation awards and recognizes compensation cost only for those awards expected to vest. Forfeiture rates are determined for employees and non-employees based on historical experience and the Company’s estimate of future vesting and are adjusted from time to time based on actual forfeitures.

Advertising and Marketing

Advertising and marketing expenses primarily consist of advertising and payroll and related expenses for personnel engaged in marketing, business development and selling activities. Advertising and marketing costs are expensed in the period that the advertising first takes place.

Leases

The Company has operating lease agreements for its fulfillment and customer service centers, corporate offices, and certain equipment. Certain of the Company’s lease agreements contain provisions for future rent increases, rent holidays, and other incentives. Generally, the leases require payment of executory costs which may include common area maintenance, property taxes, and insurance. The lease term begins at the earlier of the date the Company becomes legally obligated for the rent payments or when it takes possession of the rental space.

The Company records rent expense on a straight-line basis over the lease term. Any lease incentives are recognized as reductions of rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged as a deferred rent obligation which is included in either accrued expenses and other current liabilities or other long-term liabilities (depending on the term of the lease) in the consolidated balance sheets.

Income Taxes

As a result of its corporate conversion in March 2016, Chewy became subject to U.S. federal, state, and local corporate income taxes. Prior to this, Chewy was an LLC treated as a partnership and therefore was not a taxpaying entity for federal, state, and local income tax purposes. Accordingly, Chewy.com, LLC’s taxable loss was allocated to its members in accordance with its LLC agreement.

Subsequent to the PetSmart Acquisition, the Company is included in the consolidated U.S. federal and in certain state income tax returns with PetSmart. The Company determines its current and deferred taxes based on the separate return method as if the Company were a taxpayer separate from PetSmart.

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their corresponding tax bases. Deferred taxes are measured using enacted tax rates to be in effect when it is expected that these assets or liabilities are realized or settled. Deferred tax assets are reduced by a valuation allowance for any portion that is not more likely than not to be realized. Valuation allowances as of January 28, 2018 and February 3, 2019 were principally to offset certain deferred tax assets for net operating loss carryforwards.

Loss Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability is estimable, the liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed. Unasserted claims that are not considered probable of being asserted and those for which an unfavorable outcome is not reasonably possible have not been disclosed.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Valuations based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—Valuations based on unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, trade accounts payable, and accrued expenses and other current liabilities approximate fair value based on the short-term maturities of these instruments.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

ASU 2017-09, Compensation-Stock Compensation: Scope of Modification Accounting. In May 2017, the Financial Accounting Standards Board (“FASB”) issued this Accounting Standards Update (“ASU”) to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This update became effective at the beginning of the Company’s 2018 fiscal year. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. In January 2017, the FASB issued this ASU to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The adoption of this ASU (pursuant to early adoption provisions) at the beginning of the Company’s 2017 fiscal year did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. In August 2016, the FASB issued this ASU to provide specific guidance on eight cash flow classification issues that were either unclear or not previously addressed. This update became effective at the beginning of the Company’s 2018 fiscal year. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. In November 2015, the FASB issued this ASU to simplify the presentation of deferred taxes by requiring all deferred tax assets and liabilities to be presented as non-current in a classified balance sheet. The adoption of this ASU (pursuant to early adoption provisions) during the Company’s 2016 fiscal year did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2015-05, Intangibles-Goodwill and Other-Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. In April 2015, the FASB issued this ASU to provide guidance for fees paid by a customer in a cloud computing arrangement. This update became effective at the end of the Company’s 2016 fiscal year. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2015-03, Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs and Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. In April 2015, the FASB issued this ASU to require debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. In August 2015, the FASB issued ASU 2015-15 to clarify that the SEC would not object to an entity presenting the cost of securing a revolving line of credit as an asset and amortizing such costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings. The adoption of these ASUs (pursuant to early adoption provisions) during the Company’s 2015 fiscal year did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2014-15, Presentation of Financial Statements-Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. In August 2014, the FASB issued this ASU which requires management of the Company to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. This update became effective at the end of the Company’s 2016 fiscal year. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements and disclosures.

ASU 2014-09, Revenue from Contracts with Customers. In May 2014, the FASB issued this ASU to provide a comprehensive revenue recognition model that supersedes most current revenue recognition guidance and require more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new guidance requires revenue to be recognized as control of goods or services is transferred to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. The FASB subsequently issued several additional ASUs clarifying certain implementation guidance with respect to ASU 2014-09 and providing narrow-scope improvements and practical expedients. The Company adopted ASU 2014-09 and these additional updates at the beginning of the Company’s 2018 fiscal year using the modified retrospective approach. The adoption of this ASU did not result in any cumulative effect adjustment to the opening balance of the Company’s accumulated deficit under the modified retrospective transition method and did not have a material impact on the Company’s consolidated financial statements and disclosures. Prior year amounts have not been adjusted and continue to be reported in accordance with the Company’s historic accounting policy.

Recently Issued Accounting Pronouncements

ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement. In August 2018, the FASB issued this ASU to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This update is effective at the beginning of the Company’s 2020 fiscal year. The Company does not believe the adoption of this new guidance will have a material impact on its consolidated financial statements and disclosures.

ASU 2018-07, Stock Compensation; Improvements to Nonemployee Share-Based Payment Accounting. In June 2018, the FASB issued this ASU to expand the scope of Topic 718, Compensation-Stock Compensation to include share-based payment awards to be issued to non-employees in exchange for acquiring goods and services. The ASU aligns the accounting for awards issued to non-employees to be similar to employee awards. This update is effective at the beginning of the Company’s 2019 fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Company does not believe the adoption of this new guidance will have a material impact on its consolidated financial statements and disclosures.

ASU 2016-02, Leases. In February 2016, the FASB issued this ASU to provide a comprehensive lease accounting model that requires lessees to recognize lease liabilities and corresponding right-of-use assets for most leases. The new guidance also changes the definition of a lease and requires enhanced disclosures of pertinent quantitative and qualitative information about an entity’s leasing activities. The FASB subsequently issued ASU 2018-10 allowing entities to initially apply ASU 2016-02 at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. These ASUs are effective at the beginning of the Company’s 2019 fiscal year. The Company is currently evaluating the impacts of these ASUs and plans to adopt this standard by applying the new guidance to new and existing leases at the effective date of February 4, 2019 rather than at the earliest comparative period presented in the consolidated financial statements. The Company expects to elect the package of practical expedients, which permits the Company to not reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company will also make an accounting policy election to not recognize right-of-use assets and lease liabilities arising from short-term leases on its consolidated balance sheets. The Company estimates that upon adoption of this new guidance, total right-of-use assets and lease liabilities will increase by approximately $160 million to $200 million. The Company does not believe the guidance will have a material impact on its consolidated statements of operations.

3.	Property and Equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of January 28, 2018	As of February 3, 2019
Furniture, fixtures and equipment	$41,528	$60,535
Computer equipment	17,394	25,027
Internal-use software	12,355	19,308
Leasehold improvements	9,624	22,342
Capital lease assets	—	705
Construction in progress	7,071	6,227

	87,972	134,144
Less: accumulated depreciation and amortization	20,181	42,453

Property and equipment, net	$67,791	$91,691

Internal-use software includes capitalized internally developed software costs. As of January 28, 2018 and February 3, 2019, the Company had accumulated amortization related to internal-use software of $4.5 million and $9.7 million, respectively.

Construction in progress is stated at cost, which includes the cost of construction and other directly attributable costs. No provision for depreciation is made on construction in progress until the relevant assets are completed and put into use.

For Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017 and Fiscal Year 2018, the Company recorded depreciation expense on property and equipment of $3.8 million, $0.5 million, $9.5 million, and $17.9 million, respectively, and amortization expense related to internal-use software costs of $1.2 million, $0.2 million, $3.0 million, and $5.3 million, respectively. The aforementioned depreciation and amortization expenses were included within selling, general and administrative expenses in the consolidated statements of operations.

4.	Accrued Expenses and Other Current Liabilities

The following table presents the components of accrued expenses and other current liabilities (in thousands):

	As of January 28, 2018	As of February 3, 2019
Outbound fulfillment	$125,061	$147,610
Advertising and marketing	48,039	85,421
Accrued expenses and other	38,193	78,119

Total accrued expenses and other current liabilities	$211,293	$311,150

5.	Commitments and Contingencies

Lease Commitments

The Company leases all of its fulfillment and customer service centers, corporate offices, and certain equipment under non-cancelable operating lease agreements. The terms of the Company’s leases generally range from 5 to 15 years and typically allow for the leases to be renewed for up to two additional 5-year terms. The terms of the leases, excluding renewal options, expire at various dates through 2031.

Total operating lease expenses incurred during Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018 were $11.0 million, $1.1 million, $25.7 million, and $38.9 million, respectively, and are included within selling, general and administrative expenses in the consolidated statements of operations.

As of February 3, 2019, the future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) were as follows (in thousands):

Fiscal year:
2019	$32,207
2020	37,510
2021	36,165
2022	33,925
2023	29,450
Thereafter	128,849

$298,106

Advertising Purchase Commitments

As of February 3, 2019, the Company had obligations to purchase $7.7 million of advertising in the upcoming fiscal year.

Services Purchase Commitments

As of February 3, 2019, the Company had various commitments to purchase services from certain vendors, including $3.5 million in fiscal year 2019, $2.2 million in fiscal year 2020, $1.5 million in fiscal year 2021, $0.4 million in fiscal year 2022, and $0.3 million in fiscal year 2023.

Legal Matters

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s consolidated financial statements or disclosures.

6.	Debt

In December 2016, the Company amended its Credit Facility to, among other things, increase the maximum availability under the Credit Facility from $30.0 million to $60.0 million. Under the Credit Facility, the Company had the right to request increases in available borrowings up to an additional $30.0 million, subject to the satisfaction of certain limited conditions. All of the Company’s assets, with customary exclusions, were pledged as collateral for the Credit Facility. The Credit Facility had a sublimit providing for the issuance of letters of credit in a maximum amount of $15.0 million and had a December 2021 maturity date.

Borrowings under the Company’s Credit Facility were made at the London Interbank Offered Rate (“LIBOR”) or at base rates, and bore floating interest rates plus applicable margins. The applicable margin ranges for LIBOR and base rate loans were from 1.50% to 2.00% and 0.50% to 1.00%, respectively. The Company did not have any outstanding borrowings on its Credit Facility as of December 31, 2016. The Company’s issued letters of credit under the Credit Facility totaled $1.2 million as of December 31, 2016. Issued letters of credit were provided in the normal course of business.

During Fiscal Year 2017, the $60.0 million Credit Facility was terminated in connection with the PetSmart Acquisition and amortization for the related debt issuance costs was accelerated. This resulted in $0.5 million of incremental interest expense, which was included in interest income (expense), net in the Company’s consolidated statements of operations.

Interest Income and Expense

The following table provides information about the Company’s interest income (expense), net (in thousands):

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018	Year Ended February 3, 2019
Interest income	$518	$47	$350	$57
Interest expense	(296)	(30)	(556)	(181)

	$222	$17	$(206)	$(124)

7.	Convertible Redeemable Preferred Stock

In October 2013, the Company issued Series A convertible redeemable preferred units and a warrant to purchase its Series A-1 convertible redeemable preferred units to an investor in exchange for $15.0 million in total proceeds and incurred transaction costs of $1.3 million. The warrant was recorded as a liability at its fair value and the remaining net proceeds were allocated to the Series A convertible redeemable preferred units. In October 2015, the warrant was exercised (net-unit settled) into 2,727,260 Series A-1 convertible redeemable preferred units (27,273 shares of Series A-1 convertible redeemable preferred stock subsequent to the 100:1 reverse share split). In April 2014, in connection with the issuance of the Series B convertible redeemable preferred units, the Company raised $30.0 million in total proceeds and incurred transaction costs of $0.1 million. In August 2014, in connection with the issuance of the Series C convertible redeemable preferred units, the Company raised $41.0 million in total proceeds and incurred transaction costs of $0.1 million. In October 2015, in connection with the issuance of the Series D convertible redeemable preferred units, the Company raised $75.0 million in total proceeds and incurred transaction costs of $1.7 million. As a result of the Company’s corporate conversion and related 100:1 reverse share split in March 2016, its convertible redeemable preferred Series A, A-1, B, C and D units were replaced with ten series of convertible redeemable preferred stock, par value $0.01 per share. In April and May 2016, in connection with the issuance of the Series E convertible redeemable preferred stock, the Company raised $75.0 million in total proceeds and incurred transaction costs of $0.1 million. In April 2017, in connection with the issuance of the Series F convertible redeemable preferred stock, the Company raised $125.0 million in total proceeds.

The following table provides information about the Company’s convertible redeemable preferred stock for Fiscal Year 2016, the one month period ended January 31, 2017, and Fiscal Year 2017 (in thousands):

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018
Series	Accretion	Accretion	Accretion
Series A voting preferred stock	$86,656	$27,220	$108,880
Series A-1 voting preferred stock	12,613	3,962	15,848
Series B voting preferred stock	53,799	16,899	67,595
Series C voting preferred stock	52,937	16,628	66,513
Series D voting preferred stock	19,453	15,041	60,163
Series E voting preferred stock	131	10,630	42,521

Total	$225,589	$90,380	$361,520

The Company classified the convertible redeemable preferred stock outside of stockholders’ deficit as the stock contained contingent redemption features that were not solely within the Company’s control. The Company recognized changes in the redemption value of the convertible redeemable preferred stock immediately as they occurred by adjusting the carrying amounts of these shares to what the redemption amounts would be assuming the shares were redeemable as of each balance sheet date.

The holders of the Company’s convertible redeemable preferred stock had various rights and preferences as follows:

Voting Rights

Holders of the Company’s Series A, A-1, B, C, D, E, and F voting preferred stock were entitled to a number of votes equal to the number of whole shares of voting common stock into which the shares of each respective series of voting convertible redeemable preferred stock held by such holders are convertible. The voting convertible redeemable preferred stockholders were entitled to vote with respect to all matters on which stockholders are generally entitled to vote, voting together with the voting common stockholders and the Series 1 preferred stockholders as a single class.

Conversion Features

Each of the outstanding shares of Series A, A-1, B, C, D, E, and F preferred stock were convertible at the option of the holder into such number of shares of voting common stock as is determined by a conversion formula based on a conversion rate incorporating the original issue price and the conversion price of each Series as defined in the Company’s certificate of incorporation. The conversion price was subject to adjustment for certain dilutive issuances, splits, combinations, and down round protection provisions. All convertible redeemable preferred Series A, A-1, B, C, D, E, and F shares would have automatically been converted into shares of voting common stock at the applicable conversion rate in effect at the time for the applicable Series of convertible redeemable preferred stock immediately upon the earlier of (i) a qualified public offering or (ii) the date specified by written consent or agreement of a majority in interest, as calculated, of the convertible redeemable preferred Series A, A-1, B, C, D, E, and F stockholders in regard to their respective holdings.

Additionally, if the Company had consummated an initial public offering and:

(i)

the price per share of common stock at which such shares were offered to the public (prior to taking into account any underwriters’ commissions or expenses, the “Offer Price”) was less than 1.25 times the original issue price per share of Series D preferred stock, then the conversion price for these Series D preferred shares would have been reduced so that the number of shares of voting common stock issuable upon conversion of each Series D preferred share was equal to the number determined by multiplying the original issue price of the Series D preferred shares by 1.25 and dividing the result obtained by the Offer Price.

(ii)

the Offer Price was less than 1.25 times the original issue price per share of Series D preferred stock, then the conversion price for shares of Series E preferred stock would have been reduced so that the number of shares of voting common stock issuable upon conversion of each Series E preferred share was equal to the number determined by multiplying the original issue price of the Series D preferred shares by 1.25 and dividing the result obtained by the Offer Price.

(iii)

in the event of an initial public offering prior to October 15, 2017 (and to the extent consummated without the prior affirmative vote or written consent of the majority of the Series E preferred stockholders), if the Offer Price was less than the original issue price per share of Series E preferred stock, then, in lieu of the decrease in (ii) above, the conversion price for shares of Series E preferred stock would have been reduced so that the number of shares of voting common stock issuable upon conversion of each Series E preferred share was equal to the number determined by multiplying the original issue price of the Series E preferred shares by 1 and dividing the result obtained by the Offer Price.

Redemption

The Company’s convertible redeemable preferred shares did not contain any mandatory redemption provisions. Beginning in April 2022, all classes of convertible redeemable preferred stock would have been redeemable at the option of the holders provided that 50% or more of all classes of convertible redeemable preferred stock voted for redemption. The redemption would have been in the form of cash payments in the greater of (i) the fair market value of the convertible redeemable preferred shares at the time of redemption or (ii) the applicable original issue price for such convertible redeemable preferred shares.

Distributions

With respect to most distributions made by Chewy, convertible redeemable preferred stockholders had priority over common stockholders and were entitled to receive distributions on a pari passu basis with the Series 1 preferred stockholders. No common or preferred distributions were declared as of or for the year ended December 31, 2016.

As part of the equity reorganization in connection with the PetSmart Acquisition, all shares of the Company’s convertible redeemable preferred stock acquired by the Parent were cancelled and new shares of common stock of Chewy, Inc. were authorized for issuance.

8.	Stockholders’ Deficit

Common Stock (prior to equity reorganization)

As a result of the Company’s corporate conversion and related 100:1 reverse share split in March 2016, its common units were replaced with two series of common stock, par value $0.01 per share.

Holders of the Company’s common stock did not have any preemptive, subscription or redemption rights. Holders of the Company’s voting common stock were entitled to one vote per share on all matters on which the stockholders were generally entitled to vote, voting together with the voting convertible redeemable preferred stockholders and the Series 1 preferred stockholders as a single class. Each outstanding share of non-voting common stock would have automatically been converted into one share of voting common stock immediately prior to a qualified public offering, as defined in the Company’s certificate of incorporation, by the written consent of the board of directors.

Series 1 Preferred Stock

As a result of the Company’s corporate conversion and related 100:1 reverse share split in March 2016, its Series 1 preferred units were replaced with Series 1 preferred stock, par value $0.01 per share.

The Company’s Series 1 preferred stock represented solely the right to receive, on a cumulative basis, payment of the applicable original issue price thereon, as defined in the Company’s certificate of incorporation. With respect to most distributions made by Chewy, Series 1 preferred stockholders had priority over common stockholders and were entitled to receive distributions on a pari passu basis with the convertible redeemable preferred stockholders. Holders of the Company’s Series 1 preferred stock were entitled to 1/60,000 of a vote per share on all matters on which the stockholders were generally entitled to vote, voting together with the voting common stockholders and the voting convertible redeemable preferred stockholders as a single class.

Right of First Offer

Subject to certain terms and conditions, each convertible redeemable preferred stockholder had a right of first offer with respect to future sales or issuances of certain additional interests or convertible shares.

Registration Rights

Based upon meeting certain conditions provided by an existing registration rights agreement, the convertible redeemable preferred stockholders could have requested that the Company file a registration statement under the Securities Act of 1933 covering the registration of common stock with an anticipated aggregate offering price of at least $10.0 million.

Common Stock (subsequent to equity reorganization)

As part of the equity reorganization in connection with the PetSmart Acquisition, all shares of the Company’s common stock and Series 1 preferred stock acquired by the Parent were cancelled and new shares of common stock of Chewy, Inc. were authorized for issuance.

9.	Share-Based Compensation

Prior to the PetSmart Acquisition, the Company’s share-based compensation included stock options and RSAs granted by the Company under the 2016 Incentive Compensation Plan (the “Chewy Legacy Plan”). In connection with the PetSmart Acquisition, vesting for substantially all of the outstanding and unvested stock options and RSAs pursuant to the Chewy Legacy Plan was automatically accelerated. Subsequent to the PetSmart Acquisition, the Company’s share-based compensation includes PIUs granted by Citrus Intermediate Holdings L.P. (the “Citrus Partnership”), a newly established Delaware limited partnership (the “Citrus Profits Interest Plan”). The Citrus Partnership is a parent company of PetSmart and a wholly-owned subsidiary of the Sponsors. The Company recognizes share-based compensation as equity contributions from the Citrus Partnership in its consolidated financial statements for awards granted under the Citrus Profits Interest Plan as it relates to grantees’ services as employees of the Company.

Chewy Legacy Plan

Following the Company’s corporate conversion in March 2016, its board of directors adopted the Chewy Legacy Plan, which replaced the Company’s 2013 Equity Incentive Plan. All of the Company’s outstanding PIUs were converted into either shares of restricted stock or non-qualified stock options. For the PIUs which were converted into non-qualified stock options, the grant-date fair values of the replacement awards for five employees exceeded the cancellation date fair values of the original awards. This resulted in $1.8 million of incremental share-based compensation expense. For Fiscal Year 2016, the one month period ended January 31, 2017 and Fiscal Year 2017, the Company recognized $0.5 million, $0.1 million, and $0.6 million, respectively, of the incremental share-based compensation expense.

The Chewy Legacy Plan provided for grants of options, stock appreciation rights, restricted stock awards and other stock-based or performance awards to the Company’s directors, officers, key employees, and certain non-employees. Awards granted under the Chewy Legacy Plan were not transferable other than by will or the laws of descent and distribution. Award terms could have been for any period determined by either the board of directors or a designated committee, with the exception of options or stock appreciation rights, the terms of which could not have exceeded ten years. Awards granted to employees under the Chewy Legacy Plan typically vested over four years in equal annual installments after the grant date, subject to, in each case, continuous service with the Company during the applicable vesting period.

For Fiscal Year 2016, the one month period ended January 31, 2017 and Fiscal Year 2017, the Company recorded $5.2 million, $0.4 million and $9.4 million, respectively, of share-based compensation expense pursuant to the Chewy Legacy Plan, which was included within selling, general and administrative expenses in the Company’s consolidated statements of operations.

Restricted Stock

The following table provides a summary of the Company’s unvested restricted stock/PIUs outstanding and related transactions for its employees for each of the following years (in thousands, except weighted average grant-date fair value price and weighted average remaining vesting term):

	Unvested Restricted Stock/Profit Interest Units Outstanding
	Unvested Restricted Stock	Unvested Profit Interest Units	Weighted Average Grant-date Fair Value Price	Weighted Average Remaining Vesting Term (Years)
As of December 31, 2015	—	7,073	$0.58	3.0
Effect of corporate conversion	29	(7,073)	376.59
Vested	(9)	—	376.59
Forfeited	(1)	—	376.59

As of December 31, 2016	19	—	376.59	1.7
Vested	(2)	—	376.59
Acceleration of vesting	(17)	—	—

As of January 28, 2018	—	—	$—	—

The Company had 39,161 total employee shares of restricted stock outstanding as of December 31, 2016. The aggregate fair value of employee restricted stock/PIUs vested during Fiscal Year 2016 and Fiscal Year 2017, was $5.0 million and $2.7 million, respectively, as of the vesting date. There were no RSAs granted, vested, or forfeited during the one month period ended January 31, 2017.

In 2014, the Company granted 1,898,214 non-employee PIUs with a grant-date fair value price per unit of $0.54. As a result of the Company’s corporate conversion in March 2016, these PIUs were converted into 12,901 shares of restricted stock with a grant-date fair value price per share of $376.59. The aggregate fair value of non-employee restricted stock vested during Fiscal Year 2016 and Fiscal Year 2017 was $0.7 million and $2.0 million, respectively, as of the vesting date. In Fiscal Year 2016, the one month period ended January 31, 2017 and Fiscal Year 2017, the Company recorded $1.0 million, $0.2 million and $1.3 million of share-based compensation expense associated with this grant. As of December 31, 2016, there were 3,225 shares of unvested restricted stock outstanding associated with this grant.

The expense associated with the accelerated vesting of the outstanding and unvested RSAs in connection with the PetSmart Acquisition was $3.2 million and was recorded as share-based compensation expense in the consolidated statement of operations during Fiscal Year 2017.

Stock Options

The Company applied the following assumptions in its Black-Scholes model to estimate the grant date fair value of each stock option award.

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018
Expected term (in years)	1.8 - 2.6	1.6	1.6
Risk-free interest rate	0.62% - 1.14%	1.17%	1.17%
Expected volatility	35%	30%	30%

Expected term: As its share-based compensation awards were generally non-transferrable and represented in substance a liquidation interest in the Company, the Company estimated the expected term input to the Black-Scholes model to be equivalent to the Company’s expected time to a liquidity event.

Risk-free interest rate: The risk-free interest rate was based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected time to liquidity of the Company’s non-voting common stock/PIUs.

Expected volatility: The expected volatility for the Company’s share-based compensation awards was based on an average of the volatilities of a guideline group of publicly-traded entities, which the Company believes will be representative of the volatility over the time to liquidity of its non-voting common stock/PIUs.

Expected dividend yield: The Company does not intend to pay dividends on its non-voting common stock for the foreseeable future. Accordingly, the Company used a dividend yield of zero in the assumptions.

The following table provides a summary of the Company’s stock options outstanding and related transactions for its employees (in thousands, except weighted average exercise price and weighted average remaining contractual term):

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
As of December 31, 2015	—	$—	—
Issued in connection with corporate conversion	24	724.40
Granted	45	815.78
Forfeited	(1)	794.59

As of December 31, 2016	68	784.08	9.5
Granted	5	1,133.56
Forfeited	(1)	910.53
Acceleration of vesting	(72)	—

As of January 28, 2018	—	$—	—

Options vested and exercisable as of December 31, 2016	17	$724.40	9.4

Options vested and exercisable as of January 28, 2018	—	$—	—

The weighted average grant-date fair value of employee stock options granted during Fiscal Year 2016 and Fiscal Year 2017 was $118.98 and $330.81, respectively.

In 2016, the Company granted 6,414 non-employee stock options with a weighted average exercise price per share of $735.90 and a weighted average grant-date fair value of $106.04. During Fiscal Year 2016, the one month period ended January 31, 2017 and Fiscal Year 2017, the Company recorded $0.7 million, $0.1 million and $0.5 million, respectively, of share-based compensation expense associated with these grants.

The expense associated with the accelerated vesting of the outstanding and unvested stock options in connection with the PetSmart Acquisition was $3.4 million and was recorded as share-based compensation expense in the consolidated statement of operations during Fiscal Year 2017.

Citrus Profits Interest Plan

Certain employees of the Company have been granted PIUs in the Citrus Partnership under the Citrus Profits Interest Plan (the “Citrus PIUs”). The Citrus PIUs are subject to time-based, graduated vesting and vest 20% after one year of service and 1.667% per month thereafter with full vesting occurring upon five years of service. The Citrus PIUs are not deductible for tax purposes. The Citrus Profits Interest Plan expires in 2027.

All grants are subject to the terms of the Citrus Partnership agreement, including being non-transferable and subject to forfeiture under certain conditions. The Citrus PIUs will become fully vested on an accelerated basis upon a change in control if the employee has provided continuous service to the Company. The Citrus Partnership also has the right to repurchase all or a portion of the vested equity interests after termination of a grantee’s employment.

The Company estimated the grant date fair value of the Citrus PIUs using a Black-Scholes option pricing model, which requires various assumptions (Level 3 inputs) that could change actual values of the grants significantly in the future. The Company estimated the expected volatility of the Citrus PIUs based on historical implied stock price volatilities of comparable companies. The expected life of the Citrus PIUs granted is estimated based on the period of time the Company expects the equity awards to be outstanding. The risk-free interest rates for the periods within the expected term of the equity interests are based on the United States Treasury yield in effect at the time of the equity grant using the expected life of the PIUs. The following assumptions were used to value the equity grants:

	Year Ended January 28, 2018	Year Ended February 3, 2019
Expected term (in years)	2.5	2.5
Risk-free interest rate	1.80%	1.80% - 2.83%
Expected volatility	55%	55%

The expected dividend rate is zero as the Company currently has no history or expectation of declaring cash dividends on its common stock.

During Fiscal Year 2017 and Fiscal Year 2018, Citrus PIUs were granted by the Citrus Partnership to the Company’s employees and the Company recognized share-based compensation expense of $1.8 million and $14.4 million, respectively, which is included within selling, general and administrative expenses in the consolidated statements of operations. As of February 3, 2019, total unrecognized compensation expense, net of estimated forfeitures, related to the Citrus PIUs was $52.4 million and is expected to be recognized over a weighted-average period of 4.1 years.

10.	Income Taxes

On March 16, 2016, the Company converted from an LLC to a corporation under Delaware law. Prior to its conversion, the Company’s losses and other tax attributes were taxable to its owners. After the conversion, the Company became subject to U.S. federal, state, and local corporate income taxes at the entity level. In addition, subsequent to the PetSmart Acquisition, the Company’s losses were included with PetSmart’s consolidated U.S. federal and state income tax returns. Income taxes as presented in the Company’s consolidated financial statements have been prepared on the separate return method as if the Company were a taxpayer separate from PetSmart.

The Company did not have a current or deferred provision for income taxes for any taxing jurisdiction during Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018.

The Company’s effective income tax rate reconciliation is composed of the following for the periods presented:

	Year Ended December 31, 2016	One Month Ended January 31, 2017	Year Ended January 28, 2018	Year Ended February 3, 2019
Federal statutory rate	35.0%	35.0%	33.9%	21.0%
State income taxes, net of federal tax benefit	1.2%	1.0%	1.1%	1.5%
Change in tax rate	—%	—%	(21.3%)	—%
Deferred not expected to be realized	—%	(93.0%)	—%	—%
Share-based compensation	—%	—%	7.4%	—%
Other	—%	—%	(1.3%)	(1.1%)
Change in valuation allowance	(36.2%)	57.0%	(19.8%)	(21.4%)

Effective rate	—%	—%	—%	—%

The temporary differences which comprise the Company’s deferred taxes are as follows for the periods presented (in thousands):

	Year Ended January 28, 2018	Year Ended February 3, 2019
Deferred tax assets:
Inventories	$9,321	$11,474
Deferred rent	3,042	7,415
Share-based compensation	—	—
Accrued expenses and reserves	6,493	10,271
Other	943	1,668
Net operating loss carryforwards	103,941	156,360

Total deferred tax assets	123,740	187,188
Less: valuation allowance	115,143	172,481

Deferred tax assets, net of valuation allowance	8,597	14,707

Deferred tax liabilities:
Depreciation	8,597	14,707

Total deferred tax liabilities	8,597	14,707

Net deferred tax assets	$—	$—

As of February 3, 2019, the Company had federal net operating loss carryforwards of $700.1 million, of which $467.4 million expire beginning in 2036 and $232.7 million have no expiration but can only be used to offset 80% of the Company’s future taxable income. Although these carryforwards are available to offset future taxable income of the Company under the separate return method presented in these consolidated financial statements, they have already been used on federal consolidated income tax returns that the Company files with PetSmart.

The realization of deferred tax assets is evaluated by determining the adequacy of future expected taxable income, reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. To the extent the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. To the extent that a valuation allowance has been established and it is subsequently determined that it is more likely than not that the deferred tax assets will be recovered, the valuation allowance will be released. The Company has not released any of the established valuation allowances during Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018.

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after establishing a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. As of January 28, 2018 and February 3, 2019, the Company did not have any uncertain tax positions.

The Company’s federal income tax return for the period from March 17, 2016 through December 31, 2016, which represents the stub period after the Company’s conversion to a corporation, is currently being audited by the Internal Revenue Service.

The change in the statutory income tax rate from 35% to 21% as a result of the recently enacted U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act of 2017, did not have a significant impact on the Company’s income tax provision or deferred tax amounts since the Company has a valuation allowance recorded against the entire amount of net deferred tax assets.

11.	Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders for Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018 is presented using the two class method required for participating securities. Under the two class method, net loss attributable to common stockholders is determined by allocating undistributed earnings between common stock and participating securities. Undistributed earnings for the periods presented are calculated as net loss less distributed earnings and less accretion of convertible redeemable preferred stock. With respect to most distributions made by Chewy, convertible redeemable preferred stockholders have priority over common stockholders and are entitled to receive distributions on a pari passu basis with the Series 1 preferred stockholders. Therefore, the Company considers its convertible redeemable preferred stock and Series 1 preferred stock to be participating securities. As holders of convertible redeemable preferred stock and Series 1 preferred stock do not have a contractual obligation to share in the losses of the Company, the net loss attributable to common stockholders for the periods presented is not allocated between common stock and participating securities. Accordingly, convertible redeemable preferred stock and Series 1 preferred stock are excluded from the calculation of basic net loss per share attributable to common stockholders.

In connection with the corporate conversion in March 2016, the Company’s convertible redeemable preferred units, common units and Series 1 preferred units were replaced with convertible redeemable preferred stock, common stock and Series 1 preferred stock, respectively, via a 100:1 reverse share split. Further, all of the Company’s outstanding profit interest units were converted into either shares of restricted stock or non-qualified stock options.

The weighted average shares outstanding for Fiscal Year 2017 reflects the Company’s capital stock prior to the equity reorganization from the beginning of the period through May 30, 2017 and the Company’s capital stock subsequent to the equity reorganization through the end of the period. The weighted average shares outstanding for Fiscal Year 2018 reflects the Company’s capital stock subsequent to the equity reorganization.

For Fiscal Year 2016, the one month period ended January 31, 2017, Fiscal Year 2017, and Fiscal Year 2018, the Company’s basic and diluted net loss per share attributable to common stockholders are the same because the Company has generated net loss to common stockholders and common stock equivalents are excluded from diluted net loss per share because they have an antidilutive impact.

The following table sets forth basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):

	Year Ended December 31, 2016(1)	One Month Ended January 31, 2017(2)	Year Ended January 28, 2018(3)	Year Ended February 3, 2019
Voting common stockholders
Numerator:
Net loss	$(102,834)	$(13,393)	$(334,325)	$(267,890)
Accretion of convertible redeemable preferred stock	(216,474)	(86,728)	(343,444)	—

Net loss attributable to common stockholders	$(319,308)	$(100,121)	$(677,769)	$(267,890)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	570,000	570,000	190,000	100

Net loss per share attributable to common stockholders, basic and diluted	$(560.19)	$(175.65)	$(3,567.21)	$(2,678,900.00)

Non-voting common stockholders
Numerator:
Net loss	$(4,330)	$(564)	$(3,732)	$—

Accretion of convertible redeemable preferred stock	(9,115)	(3,652)	(18,076)	—

Net loss attributable to common stockholders	$(13,445)	$(4,216)	$(21,808)	$—

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	24,000	24,000	10,000	—

Net loss per share attributable to common stockholders, basic and diluted	$(560.19)	$(175.65)	$(2,180.80)	$—

Total common stockholders
Numerator:
Net loss	$(107,164)	$(13,957)	$(338,057)	$(267,890)
Accretion of convertible redeemable preferred stock	(225,589)	(90,380)	(361,520)	—

Net loss attributable to common stockholders	$(332,753)	$(104,337)	$(699,577)	$(267,890)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	594,000	594,000	200,000	100

Net loss per share attributable to common stockholders, basic and diluted	$(560.19)	$(175.65)	$(3,497.89)	$(2,678,900.00)

(1)

The computation of diluted loss per share attributable to common stockholders does not include 187,370 shares of Series A convertible redeemable preferred stock, 27,273 shares of Series A-1 convertible redeemable preferred stock, 116,324 shares of Series B convertible redeemable preferred stock, 114,461 shares of Series C convertible redeemable preferred stock, 103,534 shares of Series D convertible redeemable preferred stock, 79,290 shares of Series E convertible redeemable preferred stock, 60,000 shares of Series 1 preferred stock, 22,142 shares of unvested restricted stock, and 74,513 stock options for Fiscal Year 2016, as the effect of their inclusion would have been anti-dilutive.

(2)

The computation of diluted loss per share attributable to common stockholders does not include 187,370 shares of Series A convertible redeemable preferred stock, 27,273 shares of Series A-1 convertible redeemable preferred stock, 116,324 shares of Series B convertible redeemable preferred stock, 114,461 shares of Series C convertible redeemable preferred stock, 103,534 shares of Series D convertible redeemable preferred stock, 79,290 shares of Series E convertible redeemable preferred stock, 60,000 shares of Series 1 preferred stock, 22,142 shares of unvested restricted stock, and 75,785 stock options for the one month period ended January 31, 2017, as the effect of their inclusion would have been anti-dilutive.

(3)

The computation of diluted loss per share attributable to common stockholders does not include 187,370 shares of Series A convertible redeemable preferred stock, 27,273 shares of Series A-1 convertible redeemable preferred stock, 116,324 shares of Series B convertible redeemable preferred stock, 114,461 shares of Series C convertible redeemable preferred stock, 103,534 shares of Series D convertible redeemable preferred stock, 79,290 shares of Series E convertible redeemable preferred stock, 67,397 shares of Series F convertible redeemable preferred stock, 60,000 shares of Series 1 preferred stock, 18,038 shares of unvested restricted stock, and 77,885 stock options for Fiscal Year 2017, as the effect of their inclusion would have been anti-dilutive.

12.	Certain Relationships and Related Party Transactions

Prior to the PetSmart Acquisition, the chairman of the Company’s board of directors provided consulting services to the Company as a non-employee, for which he was granted share-based compensation awards as consideration. See Note 9 for more information.

The Company’s consolidated financial statements include management fee expenses of $0.9 million and $1.3 million allocated to the Company by the Sponsors and the Parent for organizational oversight and certain limited corporate functions in the period subsequent to the PetSmart Acquisition for Fiscal Year 2017 and for Fiscal Year 2018, respectively. The Company’s consolidated financial statements also include expenses for certain costs historically paid on the Company’s behalf by PetSmart, including $28.1 million for acquisition-related costs incurred for the Company’s benefit as part of the PetSmart Acquisition and $33.9 million for compensation expenses paid by PetSmart to the Company’s employees for employment services in the period subsequent to the PetSmart Acquisition for Fiscal Year 2017. Allocated costs are included within selling, general and administrative expenses in the consolidated statements of operations.

From time to time, the Company uses funding from or provides funding to the Parent, as needed, in the normal course of business. Amounts due from Parent, net as of February 3, 2019 are to be cash settled.

Certain of the Company’s pharmacy operations are currently, and have been since launch on July 2, 2018, conducted through a wholly-owned subsidiary of PetSmart. The Company has entered into a services agreement with PetSmart that provides for the payment of a management fee due from PetSmart with respect to this arrangement. The Company recognized $12.9 million within net sales in the consolidated statement of operations for the services provided during Fiscal Year 2018. The services agreement will remain in place for so long as the Company conducts any pharmacy operations through a PetSmart subsidiary.

PetSmart Debt Agreements

Following the PetSmart Acquisition, the Company guaranteed the Parent’s obligations under its $750.0 million asset-backed revolving credit agreement, its $4.3 billion senior secured term loan credit agreement and the indentures governing its outstanding notes. In addition, the Company’s assets were pledged as collateral pursuant to the terms of the Parent’s secured debt.

In May 2018, the Parent amended its asset-backed revolving credit facility to extend the maturity of $545.0 million of the facility and established an incremental commitment under the facility’s accordion feature of $205.0 million (collectively, “Tranche 2”). The $750.0 million in total commitments of Tranche 2 matures on December 10, 2021. The remaining $205.0 million of the original facility continues to mature on March 11, 2020 (“Tranche 1”). Together, Tranche 1 and Tranche 2 provide for borrowings of up to $955.0 million, subject to a borrowing base, until March 11, 2020, and up to $750.0 million, subject to a borrowing base, through December 10, 2021.

On June 1, 2018, the board of directors of the Parent declared and made a dividend in the form of 20.0% of the outstanding common stock of the Company to the Parent’s parent company, Argos Holdings. Also, on June 1, 2018, the board of directors of Argos Holdings declared and made a dividend of this Company common stock to its parent company. Separately, on June 1, 2018, the Parent invested 16.5% of the outstanding common stock of the Company in the form of a capital contribution to a wholly-owned unrestricted subsidiary of the Parent.

As a result of the dividend of 20.0% of the outstanding stock of Company by the Parent on June 1, 2018 as described above, the Company ceased to be a wholly-owned subsidiary of the Parent. Accordingly, the Parent’s term loan credit agreement provides that the Company’s guarantee of the obligations under the term loan credit agreement be automatically released and terminated.

The release and termination of the Company’s guarantee of the obligations under the Parent’s term loan credit agreement caused the Company’s guarantee under the Parent’s secured and unsecured notes to be released and terminated. As a result of the release and termination of the Company’s guarantees of the Parent’s term loan credit agreement and secured and unsecured notes, the liens on the Company’s assets securing the obligations under the Parent’s term loan credit agreement and secured notes were also automatically released and terminated.

Following the completion of the transactions described above on June 1, 2018 (the “Transactions”), the term loan agent under the Parent’s term loan credit agreement did not comply with the Parent’s request to evidence the release and termination of the guarantee and security interests under the term loan credit agreement. On June 26, 2018, the Parent commenced an action against the term loan agent in the United States District Court for the Southern District of New York (the “Action”). The Action sought a judgment, among other things, directing the term loan agent to perform its obligations under the Parent’s term loan credit agreement, including executing and delivering the documents necessary to evidence the release and termination of the Company’s guarantees and security interests, and declaring that no event of default occurred under the Parent’s term loan credit agreement as a result of the Transactions. On September 6, 2018, the term loan agent filed its answer to the Parent’s complaint, together with a number of counterclaims against the Parent and certain of its affiliates, challenging the Transactions.

On April 2, 2019, the Parent received unconditional consents from term loan lenders holding loans representing approximately $3.9 billion aggregate principal amount, or approximately 93%, of the Parent’s term loans outstanding on such date to certain amendments to the Parent’s term loan credit agreement. The amendments, among other things, provide for a direction from term loan lenders to the term loan agent to settle the Action in exchange for amendments to certain restrictive covenants in the Parent’s term loan credit agreement and certain improved economic terms to consenting lenders. The amendments to the Parent’s term loan credit agreement became effective on April 17, 2019 upon satisfaction of the applicable closing conditions, including the execution by the Parent and the term loan agent of a complete settlement agreement relating to the Action. On April 17, 2019, the Parent and the term loan agent filed a stipulation of voluntary dismissal, with prejudice, of the Action.

PetSmart Guarantees

PetSmart currently provides a guarantee of payment with respect to certain equipment and other leases that the Company has entered into and serves as a guarantor in respect of the Company’s obligations under a credit insurance policy in favor of certain of the Company’s current or future suppliers. The Company has historically not paid PetSmart for any of these guarantees.

13.	Subsequent Events

The Company has evaluated subsequent events through April 29, 2019, which is the date the consolidated financial statements were issued.

46,500,000 Shares

Class A Common Stock

Prospectus

June 13, 2019

Until July 8, 2019, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.